   As filed with the Securities and Exchange Commission on November 3, 2000
                                                     Registration No. 333-33562

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------

                                Amendment No. 1
                                      To


                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                             --------------------

                           eResearchTechnology, Inc.
            (Exact name of registrant as specified in its charter)
                             --------------------

         Delaware                                7389                        23-3027275
(State or other jurisdiction of      (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)         Classification Code Number)     Identification No.)


                             30 South 17th Street
                       Philadelphia, Pennsylvania 19103
                                (215) 972-0420
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              Joseph A. Esposito
                     President and Chief Executive Officer
                           eResearchTechnology, Inc.
                             30 South 17th Street
                       Philadelphia, Pennsylvania 19103
                                (215) 972-0420
(Name and address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
  Thomas G. Spencer, Esquire                         Nils H. Okeson, Esquire
    Duane, Morris & Heckscher LLP                        Alston & Bird LLP
   4200 One Liberty Place                               One Atlantic Center
 Philadelphia, PA 19103-7396                       1201 West Peachtree Street
                                                     Atlanta, GA 30309-3424

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 3, 2000


PROSPECTUS

                               4,000,000 Shares



                                     [LOGO]



                                  Common Stock


     This is an initial public offering of shares of common stock of eResearchTechnology, Inc. We expect that the initial public offering price will be between $10.00 and $12.00 per share.


     We have applied for approval for trading and quotation of our common stock on the Nasdaq National Market under the symbol "ERES."


     Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 7.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------



                                                                      Per Share     Total
Public offering price ............................................       $         $
Underwriting discounts and commissions ...........................       $         $
Proceeds, before expenses, to eResearchTechnology, Inc. ..........       $         $



     The underwriters may also purchase up to an additional 600,000 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.


                               ----------------


    SG Cowen                             Prudential Vector Healthcare
                                        a unit of Prudential Securities





     , 2000
eRT offers its solution on an integrated basis through an eResNet or on a modular basis



Customized Client Interface
To Improve Ease of Use
---------------------------


[Graphic of Computer Screen -            Study Specific Analytical Tools
Sample Log-In Screen for our             To Transform Data into Knowledge
product]                                 ---------------------------
---------------------------

                                         [Graphic of Computer Screen -
                                         Sample Project Dashboard Screen
Multiple Study Tracking                  for our analytical processing tool]
For Management Effectiveness             ---------------------------
---------------------------

[Graphic of Computer Screen -            Regulatory Document Coordination
Sample Project List from our             For Streamlining New Drug Applications
product]                                 ---------------------------

---------------------------
                                         [Graphic of Computer Screen -
                                         Sample List of Retrievable Regulatory
Individual Study Coordination            Documents from our product]
To Maximize Efficiency                   ---------------------------
---------------------------


[Graphic of Computer Screen -
Sample Project Information Menu
from our product]
---------------------------

                               TABLE OF CONTENTS






                                                          Page
                                                       ----------
Prospectus Summary .................................         3
Risk Factors .......................................         7
Forward-Looking Statements .........................        15
Use of Proceeds ....................................        15
Dividend Policy ....................................        15
Capitalization .....................................        16
Dilution ...........................................        17
Selected Financial Data ............................        18
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ......................................        19


                                                          Page
                                                          -----
Business ...........................................        27
Management .........................................        39
Related Party Transactions .........................        44
Principal Stockholders .............................        47
Description of Capital Stock .......................        48
Shares Eligible for Future Sale ....................        50
Underwriting .......................................        52
Legal Matters ......................................        54
Experts ............................................        54
Where You Can Find Additional Information ..........        54
Index to Financial Statements ......................       F-1

                              PROSPECTUS SUMMARY

     This prospectus summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the Risk Factors section starting on page 7 and the financial statements, before making an investment decision.

                           eResearchTechnology, Inc.


Our Company


     We are a business-to-business provider of integrated software applications and technology infrastructure to the pharmaceutical, biotechnology and medical device industries. We offer Internet and other technology-based solutions designed to streamline the clinical trials process by enabling our customers to automate many parts of a clinical trial. We are also a leading provider of centralized collection and interpretation of electrocardiograms, one of the most frequently used tests in clinical trials. Our solutions improve the accuracy, timeliness and efficiency of trial set-up, data collection, management and interpretation and new drug or device application preparation.

     As part of our integrated solutions, we offer electronic research networks, which we call eResNets, that link important data with the key participants in a clinical trial: sponsoring drug and medical device manufacturers, investigating physicians, patients or subjects and any clinical research organization that a sponsor may use to help in conducting a clinical trial. Our eResNets integrate many of our products and provide customers with a reusable infrastructure to conduct multiple clinical trials with minimal set-up time and preparation. We are currently implementing our first nine eResNets, the first and largest of which we expect eventually will connect at least 400 investigator sites in over 20 countries.


Our Market Opportunity


     New drugs and medical devices generally require regulatory approval before they can be sold to the public. In order to receive these approvals, sponsors conduct clinical trials to assure the safety and efficacy of a product. During 1998, sponsors spent more than $15 billion on new drug development. We believe that more than half of this amount was spent on clinical trials. The market for clinical trials has grown significantly over the past decade and we believe that it will continue to grow. This growth is being fueled by an increase in new drug development, the introduction of more complex drugs and expanded regulatory requirements for more sophisticated data regarding the effects of a new drug or device.

     The traditional clinical trial process for collecting, managing and analyzing data is time consuming and inherently inefficient. These inefficiencies result from the manual and paper-based processes that generate large volumes of data, the need to coordinate the many participants in a clinical trial and the labor-intensive organization of data into a new drug application. On average, it costs $500 million and takes 10 to 12 years to complete the development of a new drug. More than half of a product's patent life can be lost in this process, which costs a sponsor in the form of lost revenues. The combination of the increasing number of clinical trials and increasing competitive pressures to bring drugs to market earlier are driving sponsors to find more efficient ways to conduct clinical trials. We believe these market dynamics will drive the adoption of our solutions.

Our Solution


     Our Internet and other technology-based solutions address the major elements of the clinical trials process. A customer can implement our individual solutions or an eResNet as an end-to-end solution. We believe that our solutions provide significant benefits to our customers including:

     o accelerated time to market

     o lower costs

     o improved research quality

     o enhanced investigator participation



Our Strategy

     Our objective is to become the leading provider of Internet-based clinical trial management products and infrastructure. To achieve this objective, we are pursuing the following strategies:


   o expand our relationships with existing customers by targeting other research groups within those companies

   o expand our customer base by targeting other large pharmaceutical, biotechnology and medical device companies that conduct numerous and complex trials and thus can benefit most from our integrated solutions

   o establish a recurring revenue model by offering our solutions, such as eResNets, in a manner that can be used in multiple clinical trials and by offering our products as an application service provider

   o build upon our technology leadership by enhancing the capability and functionality of our products and services

   o establish strategic alliances and pursue acquisitions that accelerate the development and assist in the marketing of our products and services

   o expand our international operations to support the increasingly global scope of clinical trials

Recent Developments


     In March 2000, we sold 95,000 shares of preferred stock and agreed to issue at the closing of this offering a warrant to purchase a number of shares of common stock equal to 2.5% of our outstanding common stock following this offering to an investor for an aggregate of $9.5 million. At the closing of this offering, the preferred stock will automatically convert into a number of shares of common stock equal to $9.5 million divided by the initial public offering price per share net of underwriting discounts and commissions. The per share exercise price of the warrant will be equal to 200% of the initial public offering price per share net of underwriting discounts and commissions. Assuming an initial public offering price of $11.00 per share, the preferred stock will convert into 928,641 shares of common stock and the warrant will be exercisable for 373,216 shares of common stock at an exercise price of $20.46 per share. Also in March 2000, we issued another warrant to a different third party for business advisory services. This warrant represents the right to purchase a number of shares of common stock equal to $1.0 million divided by the initial public offering price per share with a per share exercise price equal to the initial public offering price per share. Assuming an initial public offering price of $11.00, this second warrant will be exercisable for 90,909 shares of common stock. Following the completion of this offering, both warrants will be fully vested and exercisable for a period of two years.

     We were incorporated under the laws of Delaware in December 1999 as a wholly owned subsidiary of PRWW, Ltd. Our principal executive offices are located at 30 South 17th Street, Philadelphia, Pennsylvania, 19103 and our telephone number is (215) 972-0420. The information contained on our website, www.eRT.com, is not part of this prospectus.

                                 The Offering



Common stock offered ...........................  4,000,000 shares
Common stock to be outstanding after this
  offering .....................................  14,928,641 shares
Use of proceeds ................................  For product development, sales and marketing, capital expenditures, working capital and general corporate
                                                  purposes, which may include strategic acquisitions or the
                                                  establishment of strategic alliances. See "Use of
                                                  Proceeds."
Proposed Nasdaq National Market symbol .........  ERES



Common stock outstanding after this offering is based on the number of shares outstanding as of October 31, 2000 and excludes:

   o 373,216 shares of common stock issuable upon the exercise of a warrant with a per share exercise price equal to $20.46, assuming an initial public offering price of $11.00 per share

   o 90,909 shares of common stock issuable upon the exercise of a warrant with a per share exercise price equal to $11.00, assuming an initial public offering price of $11.00 per share

   o 1,595,550 shares of common stock issuable upon the exercise of options to purchase shares of our common stock under our stock option plan with a per share exercise price equal to $15.00.



Assumptions That Apply to This Prospectus

     Unless we indicate otherwise, all information in this prospectus reflects:


   o the automatic conversion of the outstanding series A convertible preferred stock into an aggregate of 928,641 shares of common stock, assuming an initial public offering price of $11.00 per share

   o no exercise by the underwriters of their over-allotment option to purchase up to 600,000 additional shares of common stock

                         Summary Financial Information
                   (In thousands, except per share amounts)

     We were formed in December 1999 as a wholly owned subsidiary of PRWW. Effective January 1, 2000, PRWW contributed all of its technology and operating businesses to us in exchange for all of our issued and outstanding common stock. Accordingly, our historical financial statements prior to January 1, 2000 present our operations as a division of PRWW and essentially represent all of PRWW's historical operating assets, liabilities, revenues and expenses. The statement of operations data for the year ended December 31, 1999 is also presented on a pro forma basis to reflect the December 31, 1999 sale of the domestic clinical research operations, as if the sale had occurred on January 1, 1999 and the gain on the sale had been excluded. The pro forma balance sheet data reflect the automatic conversion of the preferred stock into common stock and the issuance of two common stock warrants. The statement of operations data do not reflect a $1.7 million charge that will be recorded upon the closing of this offering related to the value of the warrants and the value of the beneficial conversion price of the preferred stock. The as adjusted balance sheet data we present below gives effect to the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and our application of the estimated net proceeds of this offering after deducting underwriting discounts and commissions and estimated offering expenses. The financial data presented below should be read in conjunction with "Management's Discussion of Financial Condition and Results of Operations" and our financial statements and the related notes to the financial statements contained in this prospectus.



                                                                         Year Ended December 31,
                                                         -------------------------------------------------------
                                                                                                1999
                                                                                     ---------------------------
                                                             1997          1998         Actual       Pro Forma
                                                         ------------  ------------  ------------  -------------
                                                                                                    (unaudited)
Statement of Operations Data:
Net revenues:
 Licenses .............................................   $     210      $  5,142      $  4,381      $  4,381
 Services .............................................       7,485        14,611        21,694        21,694
 CRO operations .......................................       6,468        12,054        16,710           721
                                                          ---------      --------      --------      --------
  Total net revenues ..................................      14,163        31,807        42,785        26,796
                                                          ---------      --------      --------      --------
Cost of revenues:
 Cost of licenses .....................................          20           138           319           319
 Cost of services .....................................       5,250         9,131        12,578        12,578
 Cost of CRO operations ...............................       6,806        10,488        12,512         1,115
                                                          ---------      --------      --------      --------
  Total cost of revenues ..............................      12,076        19,757        25,409        14,012
                                                          ---------      --------      --------      --------
  Gross margin ........................................       2,087        12,050        17,376        12,784
                                                          ---------      --------      --------      --------
Operating expenses:
 Selling and marketing ................................       2,492         3,764         5,124         2,985
 General and administrative ...........................       2,873         4,966         6,565         5,422
 Research and development .............................         357         3,131         2,472         2,472
 Acquired in-process research and development .........       7,883            --            --            --
                                                          ---------      --------      --------      --------
  Total operating expenses ............................      13,605        11,861        14,161        10,879
                                                          ---------      --------      --------      --------
Operating income (loss) ...............................     (11,518)          189         3,215         1,905
Interest income, net ..................................          --            --            --            --
Gain on sale of domestic CRO business .................          --            --         4,850            --
                                                          ---------      --------      --------      --------
Income (loss) before income taxes .....................     (11,518)          189         8,065         1,905
Income tax provision (benefit) ........................      (4,530)           64         3,226           754
                                                          ---------      --------      --------      --------
Net income (loss) .....................................      (6,988)          125         4,839         1,151
Preferred stock dividend ..............................          --            --            --            --
                                                          ---------      --------      --------      --------
Net income (loss) available to common shareholders.       $  (6,988)     $    125      $  4,839      $  1,151
                                                          =========      ========      ========      ========
Basic and diluted net income (loss) per share .........   $   (0.70)     $   0.01      $   0.48      $   0.12
                                                          =========      ========      ========      ========
Basic and diluted net income (loss) per share
 available to common shareholders .....................   $   (0.70)     $   0.01      $   0.48      $   0.12
                                                          =========      ========      ========      ========
Shares used in computing net income (loss) per
 share ................................................      10,000        10,000        10,000        10,000
                                                          =========      ========      ========      ========

                               [RESTUBBED TABLE]

                                                             Nine Months Ended
                                                               September 30,
                                                         --------------------------
                                                             1999          2000
                                                         ------------  ------------
                                                          (unaudited)
Statement of Operations Data:
Net revenues:
 Licenses .............................................    $  2,702      $3,948
 Services .............................................      16,246      17,265
 CRO operations .......................................      13,010          --
                                                           --------      ------
  Total net revenues ..................................      31,958      21,213
                                                           --------      ------
Cost of revenues:
 Cost of licenses .....................................         120         491
 Cost of services .....................................       9,133       9,813
 Cost of CRO operations ...............................      10,144          --
                                                           --------      ------
  Total cost of revenues ..............................      19,397      10,304
                                                           --------      ------
  Gross margin ........................................      12,561      10,909
                                                           --------      ------
Operating expenses:
 Selling and marketing ................................       3,933       3,482
 General and administrative ...........................       4,743       4,282
 Research and development .............................       1,801       3,650
 Acquired in-process research and development .........          --          --
                                                           --------      ------
  Total operating expenses ............................      10,477      11,414
                                                           --------      ------
Operating income (loss) ...............................       2,084        (505)
Interest income, net ..................................          --         122
Gain on sale of domestic CRO business .................          --         248
                                                           --------      ------
Income (loss) before income taxes .....................       2,084        (135)
Income tax provision (benefit) ........................         834          (9)
                                                           --------      ------
Net income (loss) .....................................       1,250        (126)
Preferred stock dividend ..............................          --        (335)
                                                           --------      ------
Net income (loss) available to common shareholders.        $  1,250      $ (461)
                                                           ========      ======
Basic and diluted net income (loss) per share .........    $   0.13      $(0.01)
                                                           ========      ======
Basic and diluted net income (loss) per share
 available to common shareholders .....................    $   0.13      $(0.05)
                                                           ========      ======
Shares used in computing net income (loss) per
 share ................................................      10,000      10,000
                                                           ========      ======



                                             As of September 30, 2000
                                      --------------------------------------
                                        Actual     Pro Forma     As Adjusted
                                      ---------   -----------   ------------
                                                  (unaudited)   (unaudited)
Balance Sheet Data:
Cash and cash equivalents .........    $ 5,706      $ 5,706        $45,526
Working capital ...................      6,004        6,004         45,824
Total assets ......................     24,058       24,058         63,878
Stockholders' equity ..............      4,952       14,452         54,272

                                 RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock.


Risks Related to Our Business


If clinical trial sponsors and clinical research organizations do not shift from their existing paper-based methods of collecting and managing clinical trial data to an electronic system, we may not achieve the market penetration necessary to re-achieve profitability.

     If participants conducting clinical trials are unwilling to adopt our technology solutions and new ways of conducting business, our revenues may not be sufficient to cover the expenses incurred in developing and marketing our technology solutions. Our efforts to establish a standardized, electronic process to collect, manage and analyze clinical trial data are a significant departure from the traditional clinical research process. We estimate that the vast majority of clinical trials today use manual, paper-based data entry, management and analysis tools. Each clinical trial can involve a multitude of participants, including the sponsor, a clinical research organization, regional site managers, investigators and patients. With so many participants involved in a clinical trial, it may be difficult to convince a sponsor or clinical research organization to accept new methods of conducting a clinical trial. We may not be successful in persuading these participants to change the manner in which they have traditionally operated and to accept our products and services.


Our customers may not adopt the eResNet solution that we offer, which could prevent us from generating recurring revenues. If we are unable to generate the recurring revenues that securities analysts expect, our stock price will likely fall.

     A key element of our business strategy is the establishment of eResNets, which are electronic research networks that integrate a combination of our products and services. If we are not successful in establishing eResNets and collecting monthly user-access fees, we will not generate the volume of recurring revenues in the future that we are expecting and our stock price will likely fall. We are currently implementing our first nine eResNets, but, other than one client using an eResNet in the pilot stage of a trial, no customer is using an eResNet currently in a trial. Therefore, the eResNet model remains unproven and is subject to uncertain market acceptance. Our customers may not adopt the concept of eResNets and may, instead, continue to use our products or services on an individual or a modular basis. In addition, the concept of a monthly user-access fee is new and our customers may not agree to pay those types of fees.

We may suffer a reduction in revenues and may be unable to grow if customers do not accept our planned change in pricing methods that includes the implementation of user-access fees.

     We may lose business if our customers do not accept our new transaction-based pricing methods. Also, lack of acceptance of our new pricing methods may impede sales of our solutions and impair our growth in new markets and with new customers. If we fail to grow as expected, we may not meet the expectations of securities analysts and our stock price would likely decline. Historically, revenues from sales of our technology products and services have come predominantly from upfront perpetual license fees together with annual maintenance and support fees. We expect to generate an increasing percentage of our revenues in the future through transaction-based pricing pursuant to which we intend to charge our customers a monthly user-access fee for each site that connects to an eResNet in each trial.

We have several large customers from whom we derive substantial revenue and therefore the loss of even a few of our customers could significantly reduce our revenues.

     If we lose existing customers and do not replace them with new customers, our revenues will decrease and may not be sufficient to cover our costs. We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of customers. We currently have two reportable businesses: clinical operations and technology operations. In 1999, three customers each accounted for more than 10% of net revenues from our technology operations. In addition, in 1999, two customers each accounted for more than 10% of net revenues from our clinical operations after excluding revenues from clinical trial and clinical data management services, which we no longer conduct. Customers terminate or delay trials for a variety of reasons including the failure of the product being tested to satisfy safety or efficacy requirements, unexpected or undesired clinical results, the customer's decision to forgo a particular study, insufficient patient enrollment or investigator recruitment, and production problems resulting in shortages of required supplies.

We expect to incur losses. If we do not re-achieve or maintain profitability, our stock price is likely to decline and we may not be able to continue to operate.

     We expect to incur losses for 2000 and into 2001, and we may not be profitable in future periods because our business strategies may not be successful. Failure to re-achieve or maintain profitability could reduce our cash reserves, cause the market price of our common stock to decline and ultimately cause us to discontinue operating our business. We have incurred losses from time to time in the past and we expect to incur losses for 2000 and into 2001 as we invest substantial resources in product development, sales and customer support and in the general growth of our organization. In 2000, we will also record a charge related to the value of two common stock warrants and the value of the beneficial conversion price of our preferred stock. As a result, we will need to increase our revenues in order to achieve future profitability.

Consolidation among our customers could cause us to lose customers, decrease the market for our products and result in a reduction of our revenues.

     Our customer base could decline because of consolidation, and we may not be able to expand sales of our products and services to new customers. In addition, our profitability will suffer if we reduce our prices in response to competitive pressures without achieving corresponding reductions in our expenses. Consolidation in the pharmaceutical, biotechnology and medical device industries and among clinical research organizations has accelerated in recent years, and we expect this trend to continue. The new companies or organizations that result from such consolidation may decide that our products and services are no longer needed because of their own internal processes or the use of alternative systems. In addition, as these industries consolidate, competition to provide products and services to industry participants will become more intense and the importance of establishing relationships with large industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our products and services.


Our future operating results are uncertain and are likely to fluctuate. If we fail to meet the expectations of market analysts and investors, our stock price would likely decline.

     If our operating results in any future period fluctuate significantly, we may not meet the expectations of market analysts and investors, which would likely cause the market price of our common stock to decline. Our operating results have varied widely in the past and we expect that they will continue to fluctuate in the future. In addition, our future operating results may not follow any past trends. It is difficult to predict the timing or amount of our revenues because:


     o we generate a significant percentage of our revenues from a limited number of customers

     o our sales cycles are generally lengthy and variable

     o sponsors and clinical research organizations may unexpectedly cancel, postpone or reduce the size of clinical trials

We make decisions on operating expenses based on anticipated revenue trends and available resources. We also incur expenses educating and providing information to our customer base, including through consultations, without any obligation by the customer to purchase our products and services. Because many of our expenses are fixed and we are committed to making a significant investment in our organization and in marketing our products and services, delays in recognizing revenues could cause our operating results to fluctuate from period to period.

We depend entirely on the clinical trial market and a downturn in this market could cause our revenues to decrease.

     Our business depends entirely on the clinical trials that pharmaceutical, biotechnology and medical device companies conduct. Our revenues will decline if there is less competition in the pharmaceutical, biotechnology or medical device industries, which would result in fewer products under development and decreased pressure to accelerate a product approval. Our revenues will also decline if the U.S. Food and Drug Administration or similar agencies in foreign countries loosen their requirements, thereby decreasing the complexity of conducting clinical trials. Any other developments that adversely affect the pharmaceutical, biotechnology or medical device industries generally, including product liability claims, new technologies or products or general business conditions, could also decrease the volume of our business.

Our failure to expand our business or manage growth successfully could disrupt our business operations, increase our costs and delay implementation of our business strategies.

     Difficulties in managing our future growth could disrupt our business operations, increase our costs and delay achievement of our business goals, making it more difficult for us to re-achieve or maintain profitability. Our growth strategy depends on our ability to expand and improve our field sales, marketing and services organization, our technology operations and our corporate and administrative organizations, both in the United States and throughout the world. In order to grow, we will need to hire additional personnel. There are a limited number of experienced personnel with an adequate knowledge of our industry, and competition for their services is intense. In addition, we may not be able to project the rate or timing of increases in the use of products and services accurately or to expand and upgrade our systems and infrastructure to accommodate the increases. The expansion of our foreign operations also will require us to assimilate differences in foreign business practices, overcome language barriers and hire and retain qualified personnel abroad.

Our failure to establish and maintain strategic alliances may delay the development of our products and services, cause us to lose customers and prevent us from growing our business, any of which could cause our stock price to decline.

     We may lose business and be unable to grow our business if we do not maintain and expand our existing alliances or establish new ones, or if our strategic partners do not perform to our expectations. We rely significantly on companies with whom we have strategic business alliances to provide technologies they have developed that improve the functionality of our products and services while allowing us to focus on our core areas of expertise. In addition, we have entered into marketing assistance agreements with certain strategic partners, including systems integrators and clinical research organizations, to provide co-marketing and co-branding services. We also have relationships with providers of hardware systems, telecommunications, web-hosting and development, systems integration and website content that support our sales and marketing efforts by satisfying other needs of our existing customers that our solutions do not address and by providing us access to their customers as potential sources of new business. We do not generally have long-term contracts with our strategic partners, so they may cease doing business with us on relatively short notice. See "Business -- Strategic Alliances."

We may not be successful in competing against others providing similar products and services, which could reduce our revenues and market share.

     If our products and services do not achieve widespread acceptance by our customers, our revenues and market share will likely decline. Our competitors include internal research departments of pharmaceutical, biotechnology and medical device companies, clinical research organizations, site management companies, software vendors and clinical trial data service companies. Our targeted customers, sponsors and clinical research organizations, may decide to choose other technology-based products and services generated internally by them or from another source. Many of our competitors have substantially greater financial and other resources, greater name recognition and more extensive customer bases than we do. In addition, many competitors focus their efforts on providing software or services for discrete aspects of the clinical trials process and may compare favorably to us on those discrete aspects. We may be unable to compete successfully against our competitors.

If the use of the Internet does not continue to grow or the Internet infrastructure cannot support the growing demand, we may not grow as expected and our stock price would likely decline.

     If the infrastructure of the Internet does not keep pace with the growth of Internet usage and if our targeted customers do not grow comfortable using the Internet, our business will not grow as we anticipate, which would likely cause our stock price to decline. One important aspect of our solution is the ability to connect clinical trial participants over the Internet. Despite significant increases in Internet use, many companies have been reluctant to incorporate the Internet into their businesses for a number of reasons, including:

   o inconsistent service quality resulting in part from inadequate infrastructure of servers, routers, switches, telecommunications links and other components

   o lack of confidence in the security and privacy of data transmitted over the Internet

   o limited internal resources and technical expertise

   o reluctance to dedicate resources to an alternative method of communicating that may render substantial personnel and infrastructure investments obsolete

System failures or capacity constraints could result in the loss of or liability to customers, which could reduce our revenues and increase our expenses.

     If our customers experience any significant level of problems with our technology, we may become liable to those customers, we may be unable to persuade our customers to change from a manual, paper-based process and we may lose customers. The success of our products and services depends on the ability to protect against:

     o software or hardware malfunctions that interrupt operation of our applications

     o power loss or telecommunications failures

     o overloaded systems

     o human error

     o natural disasters


In addition, when we offer our software products as an application service provider, our network infrastructure may be vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or other Internet users. This could also lead to delays, loss of data, interruptions or cessation of service to our customers for which we may be liable. There is no current technology that provides absolute protection against these events. In addition, we may find that the cost to develop or incorporate technology into our products that provides the maximum protection against these problems outweighs the incremental benefits of providing such enhanced protection.

Our software products are complex and may contain undetected software errors, which could lead to an increase in our costs or a reduction in our revenues.

     The occurrence of hardware and software errors, whether caused by our solutions or another vendor's products, could:


     o cause sales of our solutions to decrease and our revenues to decline

     o cause us to incur significant warranty and repair costs

     o divert the attention of our technical personnel away from product development efforts

     o cause significant customer relations problems

Complex software products such as those included in our technology solutions frequently contain undetected errors when first introduced or as new versions are released. We have, from time to time, found errors in the software products included in our solutions, and in the future we may find additional errors. In addition, we combine our solutions with software and hardware products from other vendors. As a result, we may experience difficulty in identifying the source of an error.

Rapidly changing technology may impair our ability to develop and market our solutions and cause us to become less competitive.

     Our failure to continuously offer competitive products and services could cause us to lose customers and prevent us from successfully marketing our solutions to prospective customers. As a result, our revenues would likely decline. Because our business relies on technology, it is susceptible to:


     o rapid technological change

     o changing customer needs

     o frequent new product introductions

     o evolving industry standards


As the Internet, computer and software industries continue to experience rapid technological change, we must quickly modify our solutions to adapt to such changes. The demands of operating in such an environment may delay or prevent our development and introduction of new or enhanced products and services that continually meet changing market demands and that keep pace with evolving industry standards. We have experienced development delays in the past and may experience similar or more significant delays in the future. In addition, competitors may develop products superior to our solutions, which could make our products obsolete.

We depend on certain key executives, the loss of whom could disrupt our operations, cause us to incur additional expenses and impede our ability to expand our operations.

     The loss of the services of one or more of our key executives could negatively affect our ability to achieve our business goals. Our future performance will depend significantly on the continued service and performance of:

     o Joel Morganroth, M.D., our Chairman and Chief Science Officer

     o Joseph A. Esposito, our President and Chief Executive Officer

     o Bruce Johnson, our Senior Vice President and Chief Financial Officer

     o Vincent Renz, our Senior Vice President, Technology and Consulting, and Chief Technology Officer

     o Robert S. Brown, our Senior Vice President, Diagnostics Technology and Services

     o Jeffrey S. Litwin, M.D., our Senior Vice President and Chief Medical Officer

We also depend on our key technical, customer support, sales and other managerial employees. We believe that it would be costly and time consuming to find suitable replacements for these employees.

If we are unable to protect our proprietary technology or maintain our technological advantages, we may lose our intellectual property rights and become less competitive.

     If we fail to protect our intellectual property from infringement, other companies may use our intellectual property to offer competitive products at lower prices. If we fail to compete effectively against these companies, we could lose customers and experience a decline in sales of our solutions and revenues. We currently have no patents or registered trademarks. To protect our intellectual property rights, we rely on a combination of copyright and trade secret laws and restrictions on disclosure. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products and technology. Monitoring unauthorized use of our solutions is difficult and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Third parties may claim that we infringe upon their intellectual property rights, which could result in the loss of our rights, subject us to liability and divert management attention.


     Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future either to protect our intellectual property or as a result of an alleged infringement by us of the intellectual property of others. These claims and any resulting litigation could subject us to significant liability or invalidate our ownership rights in the technology used in our solutions. As a result, we may have to stop selling our solutions. Litigation, regardless of the merits of the claim or outcome, could consume a great deal of our time and money and would divert management time and attention away from our core business.

     Any potential intellectual property litigation also could force us to do one or more of the following:


   o stop using the challenged intellectual property or selling our products or services that incorporate it

   o obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which could be costly or unavailable

   o redesign those products or services that are based on or incorporate the challenged intellectual property, which could be costly and time consuming or could adversely affect the functionality and market acceptance of our products

     If we must take any of the foregoing actions, we may be unable to sell our solutions, which would substantially reduce our revenues.

Extensive governmental regulation of the clinical trial process could require costly modifications to our products or could adversely affect prospective customers' willingness to use our products and services.


     We may incur increased expenses or suffer a reduction in revenues if our products and services do not comply with applicable government regulations. The U.S. Food and Drug Administration has published guidelines addressing a broad range of matters relating to the use of computerized systems to collect, manage and analyze data from clinical trials. Moreover, electronic data entry, management and analysis of medical information pertaining to subjects in clinical trials is a recent concept that will be subject to state and federal government regulations that are not yet finalized. Conforming our products and services to these guidelines or to future changes in regulation could substantially increase our expenses. In the United States and in foreign countries, regulatory authorities have also established other standards for conducting clinical trials leading to the approval of new products with which we must comply. We are subject to these regulations because our products and services assist sponsors and clinical research organizations in conducting trials and preparing new drug or device applications. If a regulatory authority concludes that trials were not conducted in accordance with established requirements, it may take a variety of enforcement actions depending upon the nature of the violation and the applicable country. In the United States, these measures may range from issuing a warning letter or seeking injunctive relief or civil penalties to recommending criminal prosecution, which could result in a prohibition upon our continued participation in future clinical trials. In addition, regulations have been proposed in the United States to establish privacy standards for individually identifiable health information that may be maintained or transmitted electronically. Our customers and prospective customers will be less likely to use our products and services if the products and services do not comply with regulatory requirements in all countries where clinical trials are expected to take place or if we are precluded from participating in clinical trials in countries where trials will be conducted. See "Business -- Government Regulation."

Our international operations expose us to significant risks and the revenues generated from these operations may not exceed the expenses of maintaining and expanding our international presence.

     A key element of our business strategy is to expand our global operations. We face a number of risks and expenses that are inherent in operating in foreign countries and, accordingly, our global operations may never be profitable to us. The risks to us from our global operations include:

     o Government regulations

     o Trade restrictions

     o Burdensome foreign taxes

     o Exchange rate controls and currency exchange rate fluctuations

     o Political and economic instability

     o Varying technology standards

     o Difficulties in staffing and managing foreign operations

     We will be subject to a variety of government regulations in the countries where we market our products and services. We currently operate in the United Kingdom through a foreign subsidiary and may operate in other countries through additional foreign subsidiaries. If we form foreign subsidiaries outside of the United Kingdom, we may need to withhold taxes on earnings or other payments they distribute to us. Generally, we can claim a foreign tax credit against our federal income tax expense for these taxes. However, the United States tax laws have a number of limitations on our ability to claim that credit or to use any foreign tax losses, which could result in higher payment by us of taxes in the United States. We may also need to include our share of our foreign subsidiaries' earnings in our income even if the subsidiaries do not distribute money to us. As a result, less cash would be available to us in the United States.

     Our global operations may involve transactions in a variety of currencies. Fluctuations in currency exchange rates could reduce our reported revenues or increase our reported expenses. We currently do not have hedging investments.


     The agreements that we sign with customers outside the United States may be governed by the laws of the countries where we provide our products and services. We may also need to resolve any disputes under these agreements in the courts or other dispute resolution forums in those countries. This could be expensive or could distract management's attention away from our core business.

We may incur liability as a result of providing electrocardiogram analysis and interpretation services.


     We provide centralized analysis and interpretation of electrocardiograms in connection with our customers' clinical trials. It is possible that liability may be asserted against us and the physicians who interpret the electrocardiograms for us for failing to accurately diagnose a medical problem indicated by the electrocardiogram or for failing to disclose a medical problem to the investigator responsible for the subject being tested. If we are found liable, we may be forced to pay fines and damages and to discontinue a portion of our operations. The contractual protections included in our customer contracts and our insurance coverage may not be sufficient to protect us against such liability. If the protections are not adequate, we may be unable to achieve or maintain profitability and our stock price would likely fall.


Risks Related to this Offering


PRWW will be able to control matters requiring stockholder approval and may have interests that differ from our other investors, either of which could cause the price of our stock to decline.

     Following the closing of this offering, PRWW will beneficially own approximately 67.0% of the outstanding shares of our common stock, or 64.4% if the underwriters exercise their over-allotment option in full. As a result, PRWW will be able to control all matters requiring stockholder approval including the election of directors. PRWW may have interests that differ from our other investors. If PRWW acts in a manner inconsistent with the interests of other investors, our stock price may decline. In addition, this concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could also reduce the market price of our common stock.

We will have broad discretion as to use of proceeds from this offering, and if we do not use the proceeds in a manner that improves our operating results or market value, our stock price may decline.

     Our failure to use the net proceeds from this offering effectively could impair the value of your investment in our common stock. We have broad discretion as to the use of proceeds from this offering. As of the date of this prospectus, we have only designated $13.0 million of the proceeds from this offering for specific purposes. Accordingly, you will have to rely on our management to apply a significant portion of these proceeds in an effective manner. Moreover, our intended use of proceeds may change as a result of many factors, including a change in our business strategy.

Future sales of our common stock may depress our stock price.

     Sales of a substantial number of shares of common stock in the public market following this offering or the perception that sales may occur could reduce the market price of our common stock. All the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market, subject to compliance with Rule 144 and to lock-up arrangements, as follows:

 Date of Availability for Sale     Number of Shares
-------------------------------   -----------------
        January 1, 2001              10,000,000
         March 24, 2001                 928,641


     We have granted options to purchase 1,595,550 shares of our common stock under an equity compensation plan and reserved an additional 404,450 shares for future grants. We intend to register all shares of common stock issuable or reserved for issuance under the plan within 180 days after the consummation of this offering, which would make these shares eligible for public sale. See "Underwriting."


New investors in our common stock will experience immediate and substantial dilution.


     The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing our common stock in this offering will, therefore, incur immediate and substantial dilution of $7.47 in the pro forma net tangible book value per share of our common stock, based on an assumed initial public offering price of $11.00 per share. See "Dilution."

If our stock is volatile, there could be stockholder suits, which would be distracting and potentially costly to us.

     Securities class action claims have been brought against companies whose stock prices have been volatile. Our stock price may be volatile. This kind of litigation could be very costly and could divert our management's attention and resources. Any adverse determination in this type of litigation could also subject us to significant liabilities, any or all of which could seriously harm our business and financial condition.

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements which involve risks and uncertainties. These forward-looking statements are often accompanied by words such as believe, anticipate, plan, expect and similar expressions. These statements include, without limitation, statements about our market opportunity and our growth strategy. These statements may be found in the sections of this prospectus entitled Prospectus Summary, Risk Factors, Use of Proceeds, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and elsewhere in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Risk Factors and elsewhere in this prospectus.

                                USE OF PROCEEDS


     We expect to receive approximately $39.8 million in net proceeds from the sale of the 4,000,000 shares of common stock in this offering, at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to receive an additional approximately $6.1 million in net proceeds if the underwriters' over-allotment option is exercised in full.

     We currently estimate that we will use approximately $5.0 million of the net proceeds of this offering for product development, approximately $3.0 million to expand our sales and marketing capabilities, approximately $5.0 million for capital expenditures and the remainder for working capital and general corporate purposes. Although we expect to incur losses in 2000 in part as a result of these investments in product development, sales and customer support and the general growth of our organization, we do not believe that we will need to use the proceeds from this offering to fund our operations except for the expenditures noted above. We believe that the proceeds of this offering, together with our current cash and cash from operations, will be sufficient to meet our foreseeable cash needs for at least the next year.

     We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to invest in strategic partners that we believe will complement our business. However, we have no specific plans, agreements or commitments to do so, nor are we currently involved in any negotiations to do so. As a result, no specific acquisition or investment is probable at this time. We anticipate that any such acquisition or investment will involve businesses engaged in developing, implementing or supporting technology that automates the clinical trials process.

     We have no specific plans for approximately $26.8 million, or approximately 67.3%, of the anticipated net proceeds from this offering. We are raising those funds to ensure that we have the necessary financial resources to undertake our growth strategy, including potential acquisitions, prior to fully implementing our strategy. We believe that having such resources on hand will allow us to more effectively implement our strategy by allowing us to pursue acquisitions, investments and other opportunities in a rapidly evolving industry in a timely fashion.

     The amounts that we actually expend for the specified purposes may be greater than or less than our estimates and may vary significantly depending on a number of factors, including any change to our business strategy, future revenue growth, if any, and the amount of cash we generate from operations. If our business strategy changes, we may use proceeds from this offering to acquire or develop new products or engage in businesses not currently contemplated by our present business strategy. In addition, if our future revenue growth and available cash are less than we currently anticipate, we may need to support our ongoing business operations with proceeds from this offering that we otherwise would use to support growth and expansion. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering and may spend such proceeds for any purpose, including purposes not presently contemplated. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION


     The following table sets forth our capitalization as of September 30, 2000. We present capitalization:

   o on an actual basis

   o on a pro forma basis to reflect the automatic conversion of the preferred stock into common stock immediately upon the closing of this offering and the issuance of two common stock warrants, assuming an initial public offering price of $11.00 per share

   o as adjusted to reflect the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share and our application of the estimated net proceeds of approximately $39.8 million

     This table does not reflect 1,595,550 shares of common stock issuable upon the exercise of options to purchase shares of our common stock under our stock option plan that are outstanding as of October 31, 2000. You should read this table in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial information contained elsewhere in this prospectus.

                                                                                September 30, 2000
                                                                     ----------------------------------------
                                                                        Actual      Pro Forma     As Adjusted
                                                                     -----------   -----------   ------------
                                                                                  (In thousands)
Long-term debt and capital lease obligations .....................     $    --      $     --       $     --
Redeemable convertible preferred stock ...........................       9,500            --             --
                                                                       -------      --------       --------
Stockholders' equity:
 Preferred stock, no par value, 10,000,000 shares authorized,
   none issued and outstanding ...................................          --            --             --
 Common stock, $.01 par value, 50,000,000 shares authorized,
   10,000,000 shares issued and outstanding, actual;
   10,928,641 shares issued and outstanding, pro forma; and
   14,928,641 shares issued and outstanding, as adjusted .........         100           109            149
 Common stock warrants ...........................................          --           963            963
 Additional paid-in capital ......................................       5,462        15,668         55,448
 Accumulated deficit .............................................        (610)       (2,288)        (2,288)
                                                                       -------      --------       --------
   Total stockholders' equity ....................................       4,952        14,452         54,272
                                                                       -------      --------       --------
   Total capitalization ..........................................     $14,452      $ 14,452       $ 54,272
                                                                       =======      ========       ========

                                   DILUTION


     As of September 30, 2000, our pro forma net tangible book value, after giving effect to the conversion of the preferred stock into common stock immediately upon the closing of this offering assuming an initial public offering price of $11.00 per share, was $12,845,000 or $1.18 per share of common stock. Pro forma net tangible book value per share represents the amount of our total pro forma tangible assets reduced by the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. Assuming our sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at September 30, 2000 would have been $52,665,000 or $3.53 per share. This represents an immediate increase in pro forma net tangible book value of $2.35 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $7.47 per share to new investors. The following table illustrates this per share dilution.

 Assumed initial public offering price per share .............................                $ 11.00
   Pro forma net tangible book value per share at September 30, 2000 .........   $ 1.18
   Increase per share attributable to new investors ..........................     2.35
                                                                                 ------
 Adjusted pro forma net tangible book value per share after the offering .....                   3.53
                                                                                              -------
 Dilution per share to new investors .........................................                $  7.47
                                                                                              =======

     The following table shows, on a pro forma basis as of September 30, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. We have assumed an initial public offering price of $11.00 per share, and we have not deducted underwriting discounts and commissions and estimated offering expenses in our calculations.

                                                                                            Average
                                      Shares Purchased          Total Consideration
                                  ------------------------   --------------------------      Price
                                     Number       Percent        Amount        Percent     Per Share
                                  ------------   ---------   --------------   ---------   ----------
Existing stockholders .........   10,928,641         73%      $14,762,000         25%       $ 1.35
New investors .................    4,000,000         27        44,000,000         75         11.00
                                  ----------         --       -----------         --
   Total ......................   14,928,641        100%      $58,762,000        100%
                                  ==========        ===       ===========        ===

     These tables do not assume exercise of outstanding stock options. As of October 31, 2000, there were 1,595,550 shares issuable upon the exercise of outstanding stock options with an exercise price of $15.00 per share. These tables also do not assume the exercise of a warrant for 373,216 shares of common stock with a per share exercise price equal to $20.46, assuming an initial offering price of $11.00 per share, or a warrant for 90,909 shares of common stock with a per share exercise price of $11.00, assuming an initial offering price of $11.00 per share.

                            SELECTED FINANCIAL DATA
                   (In thousands, except per share amounts)

     We were formed in December 1999 as a wholly owned subsidiary of PRWW. Effective January 1, 2000, PRWW contributed all of its technology and operating businesses to us in exchange for all of our issued and outstanding common stock. Accordingly, our historical financial statements prior to January 1, 2000 present our operations as a division of PRWW and essentially represent all of PRWW's historical operating assets, liabilities, revenues and expenses. The statement of operations data for the year ended December 31, 1999 is also presented on a pro forma basis to reflect the December 31, 1999 sale of the domestic clinical research operations, as if the sale had occurred on January 1, 1999 and the gain on the sale had been excluded. The pro forma balance sheet data reflect the automatic conversion of the preferred stock into common stock and the issuance of two common stock warrants. The statement of operations data do not reflect a $1.7 million charge that will be recorded upon the closing of this offering related to the value of the warrants and the value of the beneficial conversion price of the preferred stock. The financial data presented below should be read in conjunction with "Management's Discussion of Financial Condition and Results of Operations" and our financial statements and the related notes to the financial statements contained in this prospectus.

                                                                          Year Ended December 31,
                                              -------------------------------------------------------------------------------
                                                                                                                  Pro Forma
                                                  1995         1996         1997          1998         1999          1999
                                              -----------  -----------  ------------  -----------  -----------  -------------
                                                                                                                 (unaudited)
Statement of Operations Data:
Net revenues:
 Licenses ..................................   $      --    $     --     $     210     $  5,142     $  4,381      $  4,381
 Services ..................................       7,721      12,035         7,485       14,611       21,694        21,694
 CRO operations ............................       4,343       3,248         6,468       12,054       16,710           721
                                               ---------    --------     ---------     --------     --------      --------
  Total net revenues .......................      12,064      15,283        14,163       31,807       42,785        26,796
Cost of revenues:
 Cost of licenses ..........................          --          --            20          138          319           319
 Cost of services ..........................       4,881       6,440         5,250        9,131       12,578        12,578
 Cost of CRO operations ....................       3,564       3,815         6,806       10,488       12,512         1,115
                                               ---------    --------     ---------     --------     --------      --------
  Total cost of revenues ...................       8,445      10,255        12,076       19,757       25,409        14,012
                                               ---------    --------     ---------     --------     --------      --------
  Gross margin .............................       3,619       5,028         2,087       12,050       17,376        12,784
Operating expenses:
 Selling & marketing .......................       1,057       1,163         2,492        3,764        5,124         2,985
 General & administrative ..................       2,010       2,365         2,873        4,966        6,565         5,422
 Research and development ..................          --          --           357        3,131        2,472         2,472
 Acquired in-process research and
  development ..............................          --          --         7,883           --           --            --
                                               ---------    --------     ---------     --------     --------      --------
  Total operating expenses .................       3,067       3,528        13,605       11,861       14,161        10,879
                                               ---------    --------     ---------     --------     --------      --------
Operating income (loss) ....................         600       1,832       (11,518)         189        3,215         1,905
Interest income, net .......................          --          --            --           --           --            --
Gain on sale of domestic CRO ...............          --          --            --           --        4,850            --
                                               ---------    --------     ---------     --------     --------      --------
Income (loss) before income taxes and
 minority interest .........................         552       1,500       (11,518)         189        8,065         1,905
Minority interest in limited liability
 company ...................................          48         332            --           --           --            --
                                               ---------    --------     ---------     --------     --------      --------
Income (loss) before income taxes ..........         600       1,832       (11,518)         189        8,065         1,905
Income tax provision (benefit) .............         259         773        (4,530)          64        3,226           754
                                               ---------    --------     ---------     --------     --------      --------
Net income (loss) ..........................         341       1,059        (6,988)         125        4,839         1,151
Preferred stock dividend ...................          --          --            --           --           --            --
                                               ---------    --------     ---------     --------     --------      --------
Net income (loss) available to common
 shareholders ..............................   $     341    $  1,059     $  (6,988)    $    125     $  4,839      $  1,151
                                               =========    ========     =========     ========     ========      ========
Basic and diluted net income (loss) per
 share .....................................   $    0.03    $   0.11     $   (0.70)    $   0.01     $   0.48      $   0.12
                                               =========    ========     =========     ========     ========      ========
Basic and diluted net income (loss) per
 share available to common shareholders.....   $    0.03    $   0.11     $   (0.70)    $   0.01     $   0.48      $   0.12
                                               =========    ========     =========     ========     ========      ========
Shares used to compute net income (loss)
 per share .................................      10,000      10,000        10,000       10,000       10,000        10,000
                                               =========    ========     =========     ========     ========      ========

                               [RESTUBBED TABLE]

                                                     Nine Months
                                                        Ended
                                                    September 30,
                                              --------------------------
                                                  1999          2000
                                              ------------  ------------
                                               (unaudited)
Statement of Operations Data:
Net revenues:
 Licenses ..................................    $  2,702      $3,948
 Services ..................................      16,246      17,265
 CRO operations ............................      13,010          --
                                                --------      ------
  Total net revenues .......................      31,958      21,213
Cost of revenues:
 Cost of licenses ..........................         120         491
 Cost of services ..........................       9,133       9,813
 Cost of CRO operations ....................      10,144          --
                                                --------      ------
  Total cost of revenues ...................      19,397      10,304
                                                --------      ------
  Gross margin .............................      12,561      10,909
Operating expenses:
 Selling & marketing .......................       3,933       3,482
 General & administrative ..................       4,743       4,282
 Research and development ..................       1,801       3,650
 Acquired in-process research and
  development ..............................          --          --
                                                --------      ------
  Total operating expenses .................      10,477      11,414
                                                --------      ------
Operating income (loss) ....................       2,084        (505)
Interest income, net .......................          --         122
Gain on sale of domestic CRO ...............          --         248
                                                --------      ------
Income (loss) before income taxes and
 minority interest .........................       2,084        (135)
Minority interest in limited liability
 company ...................................          --          --
                                                --------      ------
Income (loss) before income taxes ..........       2,084        (135)
Income tax provision (benefit) .............         834            (9)
                                                --------      ---------
Net income (loss) ..........................    $  1,250      $ (126)
Preferred stock dividend ...................          --        (335)
                                                --------      --------
Net income (loss) available to common
 shareholders ..............................    $  1,250      $ (461)
                                                ========      ========
Basic and diluted net income (loss) per
 share .....................................    $   0.13      $(0.01)
                                                ========      ========
Basic and diluted net income (loss) per
 share available to common shareholders.....    $   0.13      $(0.05)
                                                ========      ========
Shares used to compute net income (loss)
 per share .................................      10,000      10,000
                                                ========      ========

                                                            December 31,                             September 30, 2000
                                      ---------------------------------------------------------   ------------------------
                                        1995       1996        1997        1998         1999        Actual      Pro Forma
                                      --------   --------   ---------   ---------   -----------   ---------   ------------
                                                                                                               (unaudited)
Balance Sheet Data:
Cash and cash equivalents .........    $   --     $   --     $    --     $    --     $     --      $ 5,706       $ 5,706
Working capital (deficit) .........     1,696         97        (102)      3,398       (2,199)       6,004         6,004
Total assets ......................     4,367      4,250      15,011      22,553       13,325       24,058        24,058
Stockholders' equity ..............     2,625      1,018       8,704      13,322        5,262        4,952        14,452

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with our financial statements and the related notes to the financial statements appearing elsewhere in this prospectus. The following includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. We use words such as anticipate, believe, expect, future, and intend, and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. For a description of these risks, see the section entitled "Risk Factors."

Overview


     We are a business-to-business provider of technology-based products and services used to manage clinical trials and collect, analyze and report clinical data. We also provide centralized collection and interpretation of electrocardiograms. We offer our products and services to our customers in the pharmaceutical, biotechnology and medical device industries and to clinical research organizations serving those industries.


     We were formed in December 1999 as a wholly owned subsidiary of PRWW. Effective January 1, 2000, PRWW contributed all of its technology and operating businesses to us in exchange for all of our issued and outstanding common stock. Accordingly, our historical financial statements prior to January 1, 2000 present our operations as a division of PRWW and essentially represent all of PRWW's historical operating assets, liabilities, revenues and expenses.


     Through PRWW, we have been continuously committed to the effective use of technology in clinical applications for over 20 years. This commitment included our filing of the first computer-assisted new drug application with the Food and Drug Administration in 1985, our introduction of a technology-enhanced electrocardiogram service in 1988 and our acquisition of DLB Systems in October 1997. The research and development and baseline technology obtained in the DLB Systems acquisition provided the platform for the development of our current software applications. Over time, we have also conducted various clinical and diagnostic operations, including operating a clinical research organization from 1995 until December 31, 1999. See note 3 of the notes to our historical financial statements. The sale of our domestic clinical research operations on December 31, 1999 marked the completion of our efforts to cease providing clinical research services and allowed us to focus exclusively on providing technology-based solutions to the clinical trials market. Following this sale, our operations consisted solely of the business operations described in this prospectus which, as mentioned above, PRWW contributed to us on January 1, 2000.

     Our license revenues consist of upfront software license fees. Our service revenues consist of technology consulting and training services, software maintenance services and usage service revenues that we generate from repeated use of our products and services. To date, usage service revenues have consisted primarily of fees generated from our centralized electrocardiogram services. Prior to the December 1999 sale of the domestic clinical research service business, we also generated revenues from managing clinical trials. We have not accounted for the clinical research service business as a discontinued operation because it was not a separate reportable segment. We will not generate any future revenues from clinical research services.

     Our strategy is to create more of a recurring revenue business model by deploying eResNets and modular solutions under agreements that permit their use in multiple clinical trials at any number of sites and charge for their use on a per user, per trial, per site basis. We anticipate that an increasing portion of our revenues will be attributable to these types of usage service revenues. However, this business model is in an emerging state and its revenue and income potential is unproven. Furthermore, our historical revenue sources will likely continue to be major contributors to our overall revenues.

     We expect to incur losses during 2000 and into 2001 for two primary reasons. First, we plan to invest substantial resources in product development, sales and customer support and the general growth of our organization. Second, we will record a charge upon the closing of this offering related to the value of two common stock warrants and the value of the beneficial conversion price of our preferred stock.

     We recognize software revenues in accordance with Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9. Accordingly, we recognize license revenues when a formal agreement exists, delivery of the software and related documentation has occurred, collectibility is probable and the license fee is fixed or determinable. We recognize revenues from software maintenance contracts on a straight-line basis over the term of the maintenance contract, which is typically twelve months. We provide consulting and training services on a time and materials basis and recognize revenues as we perform the services. Usage service revenues consist of revenues from services that we provide on a fee-for-service basis. We recognize usage service revenues as the services are performed. Clinical research services were generally based on fixed-price contracts, with variable components. Revenues from clinical research services were recognized as services were rendered.


     Usage service and clinical research service revenues vary based on the conduct of our customers' clinical trials. Customers terminate or delay trials for a variety of reasons, including the failure of the product being tested to satisfy safety or efficacy requirements, unexpected or undesired clinical results, the customer's decision to forgo a particular study, insufficient patient enrollment or investigator recruitment, and production problems resulting in shortages of required supplies. Under a typical contract for usage services, customers pay us a portion of our fee for these services upon contract execution as an upfront deposit, which is typically nonrefundable upon contract termination.

     Cost of licenses consists primarily of the cost of producing compact disks and related documentation and royalties paid to third parties in connection with their contributions to our product development. Cost of services includes the cost of technology consulting and maintenance services and the cost of usage services. Cost of technology consulting and maintenance services consists primarily of wages, fees paid to outside consultants and other direct operating costs related to our consulting and customer support functions. Cost of usage services consists primarily of direct costs related to our centralized electrocardiogram services and includes wages, fees paid to outside consultants, shipping expenses and other direct operating costs. Cost of clinical research services consisted primarily of wages, fees paid to outside consultants and other direct operating costs associated with our clinical research operations. Selling and marketing expenses consist primarily of salaries and commissions paid to sales and marketing personnel or paid to third parties under marketing assistance agreements, travel expenses and advertising and promotional expenditures. General and administrative expenses consist primarily of salaries, benefits and direct costs for our finance, administrative and executive management functions, in addition to professional service fees. Research and development expenses consist primarily of salaries and benefits paid to our product development staff, costs paid to outside consultants and direct costs associated with the development of our technology products.

     Historically, we operated through two business segments: technology operations and clinical operations. See note 10 of the notes to our historical financial statements. We conduct our operations on a global basis, with offices in the United States and the United Kingdom. Our international net revenues represented 6.9% of total net revenues in 1997, 14.5% of total net revenues in 1998, 12.6% of total net revenues in 1999 and 19.8% of total net revenues for the nine months ended September 30, 2000.

Results of Operations

     The following table presents certain financial data as a percentage of total revenues:


                                                                                          Nine Months Ended
                                                     Year Ended December 31,                September 30,
                                              --------------------------------------   ------------------------
                                                  1997          1998         1999         1999         2000
                                              ------------   ----------   ----------   ---------   ------------
Net revenues:
 Licenses .................................         1.5%         16.2%        10.2%        8.5%         18.6%
 Services .................................        52.8          45.9         50.7        50.8          81.4
 CRO operations ...........................        45.7          37.9         39.1        40.7            --
                                                  -----         -----        -----       -----         -----
    Total net revenues ....................       100.0         100.0        100.0       100.0         100.0
Cost of revenues:
 Cost of licenses .........................         0.1           0.4          0.7         0.4           2.3
 Cost of services .........................        37.1          28.7         29.4        28.6          46.3
 Cost of CRO operations ...................        48.1          33.0         29.2        31.7            --
                                                  -----         -----        -----       -----         -----
    Total cost of revenues ................        85.3          62.1         59.3        60.7          48.6
                                                  -----         -----        -----       -----         -----
    Gross margin ..........................        14.7          37.9         40.7        39.3          51.4
Operating expenses:
 Selling and marketing ....................        17.6          11.8         12.0        12.3          16.4
 General and administrative ...............        20.3          15.6         15.3        14.8          20.2
 Research and development .................         2.5           9.8          5.8         5.7          17.2
 Acquired in-process research and devel-
   opment .................................        55.7            --           --          --            --
                                                  -----         -----        -----       -----         -----
    Total operating expenses ..............        96.1          37.2         33.1        32.8          53.8
                                                  -----         -----        -----       -----         -----
Operating income (loss) ...................       (81.3)          0.6          7.5         6.5         ( 2.4)
Interest income, net ......................          --            --           --          --           0.5
Gain on sale of domestic CRO ..............          --            --         11.3          --           1.2
                                                  -----         -----        -----       -----         -----
Income (loss) before income taxes .........       (81.3)          0.6         18.9         6.5         ( 0.7)
Income tax provision (benefit) ............       (32.0)          0.2          7.5         2.6         ( 0.1)
                                                  -----         -----        -----       -----         -----
Net income (loss) .........................       (49.3)%         0.4%        11.3%        3.9%        ( 0.6)%
                                                  =====         =====        =====       =====         =====

  Nine months ended September 30, 2000, compared to nine months ended September 30, 1999.

     Total net revenues decreased 33.8% to $21.2 million for the nine months ended September 30, 2000 compared to $32.0 million for the nine months ended September 30, 1999. Total net revenues for the nine months ended September 30, 1999 included net revenues of $13.0 million from clinical research services. We sold our domestic clinical research operations to SCP Communications, Inc. in December 1999 and closed our international clinical research operations during the second half of 1999.

     License revenues increased 44.4% to $3.9 million for the nine months ended September 30, 2000 from $2.7 million for the nine months ended September 30, 1999. The increase in license revenues was due primarily to revenue recognized under master software license agreements that included our eResNet product. Technology consulting and training service revenues increased 13.8% to $3.3 million for the nine months ended September 30, 2000 compared to $2.9 million for the nine months ended September 30, 1999. The increase in technology consulting and training service revenues was due primarily to additional support revenues from new software installations and increased consulting activity in support of our clients' needs. Software maintenance revenue increased 7.4% to $2.9 million for the nine months ended September 30, 2000 compared to $2.7 million for the nine months ended September 30, 1999. The increase in software maintenance was due to a larger installed base of software licenses during the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. Usage service revenues increased 4.7% to $11.1 million for the nine months ended September 30, 2000 compared to $10.6 million for the nine months ended September 30, 1999. During 1999, our clinical laboratory operation was included in usage service revenues. Clinical laboratory operations were phased out during the second half of 1999. Clinical laboratory operations net revenues for the nine months ended September 30, 1999 were $578,000.

     Total cost of revenues decreased 46.9% to $10.3 million, or 48.6% of revenues, for the nine months ended September 30, 2000 compared to $19.4 million, or 60.7% of revenues, for the nine months ended September 30, 1999. Total cost of revenues for the nine months ended September 30, 1999 included cost of revenues of $10.1 million from clinical research services. We sold our domestic clinical research operations in December 1999 and closed our international clinical research operations during the second half of 1999.

     The cost of license revenues increased 309.2% to $491,000, or 12.6% of license revenues, for the nine months ended September 30, 2000 from $120,000, or 4.4% of license revenues, for the nine months ended September 30, 1999. The increase in both the cost of licenses and the cost of licenses as a percentage of license revenues was primarily due to third party royalties incurred in the first nine months of 2000 based on software revenues. There were no royalties payable to third parties in the first nine months of 1999. In addition, documentation costs have increased due to requirements associated with new software releases in 2000. The cost of consulting and software maintenance revenues increased 40.7% to $3.8 million for the nine months ended September 30, 2000 compared to $2.7 million for the nine months ended September 30, 1999. As a percentage of consulting and software maintenance revenues, the cost of consulting and software maintenance revenues increased to 61.3% of revenues for the nine months ended September 30, 2000 from 48.2% of revenues for the nine months ended September 30, 1999. The increase was due primarily to additional personnel, recruiting fees, subcontracting costs and travel and increased facility and depreciation expenses to support the increase in maintenance and consulting revenues and to implement our new business model. The cost of usage services decreased 6.3% to $6.0 million for the nine months ended September 30, 2000 compared to $6.4 million for the nine months ended September 30, 1999. The decrease in the cost of usage revenues was primarily due to the cost associated with our clinical laboratory operations, which were included in our cost of usage services during the first nine months in 1999 and were phased out during the second half of 1999. For the nine months ended September 30, 1999, cost of services for the clinical laboratory operations were $1.0 million. As a percentage of usage service revenues, cost of usage services decreased to 54.1% for the nine months ended September 30, 2000 from 60.4% for the nine months ended September 30, 1999. The decrease in the cost of usage services as a percentage of usage revenues was primarily due to the phase-out of the clinical laboratory operations.

     Selling and marketing expenses decreased 10.3% to $3.5 million for the nine months ended September 30, 2000 compared to $3.9 million for the nine months ended September 30, 1999. The decrease in selling and marketing expenses was due to lower compensation costs resulting from the sale of our domestic clinical research services in December 1999. This decrease was partially offset by increased advertising, promotion, convention and other selling expenses as a result of our corporate formation and branding program, in addition to increased commission expense resulting from increased software license revenues in the nine months ended September 30, 2000. As a percentage of revenues, selling and marketing expenses increased to 16.4% for the nine months ended September 30, 2000 from 12.3% for the nine months ended September 30, 1999. This increase is due to reduced revenues as a result of the sale of our domestic clinical research operations in December 1999 and increased spending for brand awareness.

     General and administrative expenses decreased 8.5% to $4.3 million for the nine months ended September 30, 2000 from $4.7 million for the nine months ended September 30, 1999. This decrease was primarily due to lower professional fees and insurance expenses and lower compensation costs from reduced personnel as a result of the sale of our domestic clinical research services in December 1999, partially offset by an increased provision for bad debts primarily related to a specific customer receivable account. As a percentage of revenues, general and administrative expenses increased to 20.2% from 14.8% primarily because a significant portion of our expenses are fixed in nature and revenues decreased in 2000 due to our sale of the domestic clinical research operations.

     Research and development expenses increased 105.6% to $3.7 million, or 17.2% of revenues, for the nine months ended September 30, 2000 compared to $1.8 million, or 5.7% of revenues, for the nine months ended September 30, 1999. We increased our investment in research related activities to implement our new business model. This increase was due primarily to increased payroll, subcontracting, training and facility costs.

     Interest income, net, consisted primarily of interest income, partially offset by interest expense owed to our parent, PRWW, for cash borrowed during the nine months ended September 30, 2000.

     Our effective tax rate was 6.7% for the nine months September 30, 2000 compared to 40.0% for the nine months ended September 30, 1999. The 2000 rate reflects certain nondeductible expenses and a relatively small amount of net loss before tax benefit.

  Year ended December 31, 1999, compared to the year ended December 31, 1998


     Total net revenues increased 34.6% or $11.0 million to $42.8 million in 1999 compared to $31.8 million in 1998.

     License revenues declined 13.7% to $4.4 million in 1999 from $5.1 million in 1998. During 1999, we sold fewer software licenses as we focused our marketing efforts on larger, enterprise-wide software sales, which have a longer sales cycle. Technology consulting and training service revenues increased 6.7% to $1.6 million in 1999 compared to $1.5 million for the same period in 1998. In addition, during 1999, we signed a two-year consulting contract with AmericasDoctor.com to help it enhance its capabilities to identify and recruit patients for clinical trials. We recognized $2.3 million of consulting revenues from this contract during 1999. Software maintenance revenue increased 12.1% to $3.7 million in 1999, compared to $3.3 million in 1998. The increase was due to a larger installed base of software licenses in 1999 compared to 1998. Usage service revenues increased 42.9% to $14.0 million in 1999 from $9.8 million in 1998. Usage service revenues consisted primarily of revenues from electrocardiogram services. This increase was due primarily to increased contract signings during 1999 and the associated increase in the number of procedures performed.

     Clinical research services revenues increased 38.0% to $16.7 million in 1999 from $12.1 million in 1998. This increase was primarily due to the increased volume of services under existing contracts and new contracts signed in 1999.

     Total cost of revenues increased 28.3% to $25.4 million in 1999, compared to $19.8 million in 1998. As a percentage of net revenues, total cost of revenues declined from 62.1% in 1998 to 59.3% in 1999.

     The cost of license revenues increased 131.2% to $319,000 in 1999, or 7.3% of license revenues, from $138,000 in 1998, or 2.7% of license revenues. The increase was primarily due to a 5% royalty arrangement with a third party on sales of two software products that first became payable during 1999. The cost of consulting and software maintenance services increased 26.7% to $3.8 million in 1999, or 49.3% of such revenues, from $3.0 million, or 62.5% of such revenues in 1998. This increase was primarily due to additional personnel, travel and other direct costs to support the increase in maintenance and consulting revenues in addition to increased facility and depreciation expenses. The cost of usage services increased 44.3% to $8.8 million, or 62.9% of such revenues, in 1999 from $6.1 million, or 62.2% of such revenues, in 1998. The increase was primarily due to additional personnel, subcontracted electrocardiogram interpretation fees and shipping costs related to the increase in electrocardiogram services revenues.

     The cost of clinical research services increased 19.0% to $12.5 million in 1999 from $10.5 million in 1998, primarily due to additional personnel and direct costs to support clinical research revenue growth. As a percentage of clinical research services revenue, cost of clinical research services decreased to 74.9% in 1999 from 86.8% in 1998. The percentage decrease is due to a significant portion of the costs being fixed in nature and revenues increasing 38.0%.

     Selling and marketing expenses increased 34.2% to $5.1 million, or 12.0% of revenues, in 1999 from $3.8 million, or 11.8% of revenues, in 1998. The increase was due primarily to increased compensation expense due to additional personnel, commissions paid under new marketing assistance agreements and increased direct selling expenses related to the overall increase in our revenues.

     General and administrative expenses increased 32.0% to $6.6 million, or 15.3% of revenues, in 1999 from $5.0 million, or 15.6% of revenues, in 1998. The dollar increase was due primarily to increased compensation expense due to salary increases and additional personnel, increased professional fees and a $399,000 provision for bad debts. The bad debt provision was due to uncollectible accounts primarily in our clinical operations segment. In particular, we increased our reserve for bad debts relating to receivables of the domestic clinical research operation, which was sold in December 1999, and receivables of the international clinical research operation, which was closed during the last half of 1999.

     Research and development expenses declined 19.4% to $2.5 million, or 5.8% of revenues, in 1999 from $3.1 million, or 9.8% of revenues, in 1998. The decline was due primarily to a decrease in 1999 in the use of third party product development consultants.

     Our income tax provision, calculated on a separate-company basis, was $3.2 million in 1999 compared to $64,000 in 1998. Our effective income tax rate was 40.0% in 1999 and 33.9% in 1998. The 33.9% rate in 1998 was due to the majority of our taxable income being generated in the United Kingdom at an effective tax rate of 31.0%.

     Year ended December 31, 1998, compared to the year ended December 31, 1997

     Total net revenues increased 123.9% or $17.6 million to $31.8 million in 1998 compared to $14.2 million in 1997. As a percentage of net revenues, total cost of revenues declined from 85.0% in 1997 to 62.0% in 1998.


     License revenues increased to $5.1 million in 1998 from $210,000 in 1997. The increase was primarily attributable to the full year impact in 1998 of our October 1997 acquisition of DLB Systems. Technology consulting and training service revenues increased to $1.5 million for 1998 from $150,000 in 1997. Software maintenance revenues increased to $3.3 million in 1998 from $438,000 in 1997. The increase in both consulting and training service revenues and software maintenance revenues was primarily attributable to the full year impact in 1998 of our October 1997 acquisition of DLB Systems. Usage service revenues increased 42.0% to $9.8 million in 1998 compared to $6.9 million in 1997. Usage service revenues consisted primarily of electrocardiogram services. The increase resulted primarily from increased contract signings in 1998, and the associated increase in the number of procedures performed. In addition, 1998 usage service revenues included the recognition of a non-refundable deposit and termination fee of $750,000 under a contract that was cancelled before completion.

     Clinical research services revenue increased 86.2% to $12.1 million in 1998 compared to $6.5 million in 1997. The increase in clinical research services revenues was attributable to recognition of part of the 1997 backlog and new contracts signed in 1998. The increase in clinical research services revenues included $619,000 of revenues generated from our United Kingdom operation, which did not offer such services until late 1997. The increase in clinical research revenues was partially offset by a decrease in revenues from our Phase I clinical research unit, which we closed during the first quarter of 1998. Phase I net revenues, which were included in clinical research services revenues, declined 91.0% to $189,000 in 1998 compared to $2.1 million in 1997.

     Total cost of revenues increased 63.6% to $19.8 million in 1998 compared to $12.1 million for 1997.


     The cost of license revenues increased to $138,000, or 2.7% of such revenues, in 1998 from $20,000, or 9.5% of such revenues, for 1997. This increase was primarily attributable to the full year impact in 1998 of our October 1997 acquisition of DLB Systems. The cost of consulting and software maintenance revenues increased to $3.0 million, or 62.5% of such revenues, in 1998 from $421,000, or 72.0% of such revenues, in 1997. This increase was primarily due to the full year impact in 1998 of our October 1997 acquisition of DLB Systems. The cost of usage services increased 27.1% to $6.1 million, or 62.2% of such revenues, in 1998 from $4.8 million, or 69.6% of such revenues, in 1997. The increase was due to increased direct labor and related expenses to support the growth in revenues in 1998 and to support anticipated future revenue growth in addition to increased depreciation expense.


     The cost of clinical research services increased 54.4% to $10.5 million in 1998 compared to $6.8 million in 1997. The increase was due primarily to increased direct labor expenses to support the increase in clinical research services revenues and our expansion of the domestic and international clinical research infrastructure to support anticipated future revenue growth, partially offset by decreased costs related to our Phase I unit, which was closed during the first quarter of 1998. As a percentage of clinical research services revenues, cost of clinical research services decreased to 86.8% in 1998 from 104.6% in 1997. The percentage decrease is due to the majority of the costs being fixed in nature and revenues increasing 86.2%.

     Selling and marketing expenses increased 52.0% to $3.8 million in 1998 compared to $2.5 million in 1997. The increase in sales and marketing expenses was due primarily to increased commissions related to our increased revenues and the full year impact in 1998 of our October 1997 acquisition of DLB Systems. As a percentage of revenues, selling and marketing expenses decreased to 11.8% from 17.6% in 1997 due to a significant portion of such expenses in 1998 being fixed in nature and revenues increasing 123.9%.

     General and administrative expenses increased 72.4% to $5.0 million in 1998 from $2.9 million in 1997. The increase resulted primarily from building our domestic and international infrastructure to support anticipated future operations and from the full year impact in 1998 of our October 1997 acquisition of DLB Systems. As a percentage of revenues, general and administrative expenses decreased to 15.6% in 1998 from 20.3% in 1997 due to a significant portion of such expenses being fixed in nature and revenues increasing 123.9% in 1998.

     Research and development expenses increased to $3.1 million, or 9.8% of revenues in 1998 compared to $357,000, or 2.5% of revenues, in 1997. This increase was due primarily to the full year impact in 1998 of our October 1997 acquisition of DLB Systems. Prior to the acquisition of DLB Systems, we incurred no research and development expenses.

     We had an income tax provision of $64,000 in 1998 compared to a tax benefit of $4.5 million in 1997. Our effective income tax rate was 33.9% in 1998 and 39.3% in 1997. The 33.9% rate in 1998 was due to the majority of our taxable income being generated in the United Kingdom at an effective tax rate of 31.0%.


Liquidity and Capital Resources


     Historically, our principal cash needs related to funding working capital requirements. For the nine months ended September 30, 2000, we used cash in operations of $1.0 million, compared to cash provided by operations of $0.7 million for the nine months ended September 30, 1999. The change was a result of reduced net income and increased working capital needs in 2000. In 1999, we generated cash from operating activities of $8.1 million compared to cash used by operating activities of $1.8 million in 1998. The increase in operating cash flow was due to increased income before depreciation and amortization and decreased working capital needs. Our working capital needs decreased primarily because of decreases in accounts receivable and prepaid expenses and increases in accrued expenses partially offset by a decrease in deferred revenues.

     For the nine months ended September 30, 2000, we had capital expenditures of $2.3 million, compared to $1.7 million during the nine months ended September 30, 1999. The increase is due to a higher level of spending on infrastructure during 2000 to accommodate future business needs, anticipated growth and capital expenditures related to our increased headcount. In 1999, we had capital expenditures of $2.3 million compared to $3.4 million in 1998. The decrease reflected our higher level of spending on infrastructure in 1998 to accommodate future business needs, anticipated growth and capital expenditures related to our planned move to new facilities.

     On March 24, 2000, we sold 95,000 shares of our convertible preferred stock to Communicade Inc. and agreed to issue a warrant to purchase 2.5% of our outstanding common stock for total gross proceeds of $9.5 million. The preferred stock will automatically convert into common stock upon consummation of this offering. On March 27, 2000, we issued a warrant to purchase our common stock to Scirex Corporation. The warrant entitles Scirex to purchase the number of common shares equal to $1.0 million divided by our initial public offering price per share, at an exercise price per share equal to our initial public offering price per share.


     For the remainder of 2000, we plan to invest substantial resources in the areas of product development and sales and marketing, in addition to possible acquisitions or investments in strategic alliances or partnerships. The execution of this plan may have a significant, negative impact on our profitability and cash flows in 2000 and 2001.


     We expect that existing cash and cash equivalents, cash flows from operations, and proceeds from this offering will be sufficient to meet our foreseeable cash needs for at least the next year. PRWW has agreed to provide cash advances for our operations as we need them under a Services and Support Agreement. However, there may be acquisition and other growth opportunities that require additional external financing and we may from time to time seek to obtain additional funds from the public or private issuances of equity or debt securities. There can be no assurance that such financings will be available or available on terms acceptable to us.

Inflation

     We do not believe that the effects of inflation and changing prices generally have a material effect on our results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

     Foreign Currency Risk

     We operate on a global basis from locations in the United States and the United Kingdom. All international net revenues are billed in either U.S. dollars or pounds sterling and international expenses are primarily incurred in pounds sterling. Therefore, we face exposure to adverse movements in the exchange rate of the pound sterling. As the currency rate changes, translation of the income statement of our United Kingdom entity from the local currency to U.S. dollars affects year-to-year comparability of our operating results. We do not hedge translation risks because these risks have not been material. We estimate that a 10% change in the exchange rate of the pound sterling would have impacted the reported operating loss for international operations by less than $100,000. The introduction of the Euro as a common currency for members of the European Monetary Union took place in January 1999. To date, the Euro has had no material impact on our operations.

     Interest Rate Risk


     Our future interest income will be sensitive to changes in the general level of U.S. interest rates. However, we plan to invest our excess cash in short-term, investment-grade, interest-bearing securities, and we have concluded that there is no material market risk exposure relating to these investments.


Recent Accounting Pronouncements

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP No. 98-1). SOP No. 98-1 requires entities to capitalize specified costs related to internal-use software once criteria have been met. We adopted SOP No. 98-1 in fiscal 1999. The adoption of SOP No. 98-1 did not have a material impact on our financial position or results of operations.

     In June 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. We do not believe the adoption of SFAS No. 133 will have a material effect on our financial position or results of operations.

                                   BUSINESS

Our Company


     We provide a full range of Internet and other technology-based software applications and technology infrastructure designed to streamline the clinical trials process by enabling our customers to automate many parts of a clinical trial. We are also a leader in providing centralized collection and interpretation of electrocardiograms, which investigators increasingly use to measure the electrical activity of a patient's heart in clinical trials. Our solutions enhance our customers' ability to set-up clinical trials, collect, manage and interpret data and prepare new drug or device applications.

Our Market Opportunity

     For sponsors in the pharmaceutical, biotechnology and medical device industries to get their products to market, they must complete an extensive clinical trial process. The current drug development process, including clinical trials in which the sponsor uses investigators to test new products on human patients, costs on average approximately $500 million per drug and takes 10 to 12 years to complete. This time-consuming process significantly reduces the period during which a sponsor can enjoy the competitive advantages of patent protection for their products. Sponsors also face competitive pressure to reduce high product development costs. We believe our opportunity is being driven by the following factors:

     A Large and Growing Clinical Trials Market

     The global pharmaceutical, biotechnology and medical device industries spent more than $15 billion in 1998 on the development of new drugs and devices. We believe that more than half of this spending involved clinical trials. We believe the clinical trials market will continue to grow for the following reasons:

   o the number of products for which sponsors must conduct clinical trials is increasing, primarily because of the growth of the biotechnology industry

   o sponsors are developing drugs for more complex diseases and these drugs require a greater number of more complicated clinical trials

   o sponsors are increasingly conducting clinical trials on a global basis as worldwide revenues become more important to offset high development costs

   o expanded and more detailed regulatory requirements to produce more sophisticated data regarding the safety and efficacy of new drugs and medical devices are increasing the number and scope of clinical trials

     The Traditional Clinical Trial is Inefficient


     The successful development of new drugs, including clinical testing, regulatory review and research setbacks, is a costly and time-consuming process. The current clinical trial model suffers from the following inefficiencies that affect the timeliness and accuracy of the process:


   o the near-exclusive reliance upon investigators to recruit patients for participation can significantly prolong the patient enrollment process


   o under existing manual and paper-based systems, investigators record data that monitors then periodically review to generate inquiries regarding errors or incomplete data entries for the investigators to resolve

   o the entry of trial data into many isolated, non-standardized databases makes it difficult for a sponsor or clinical research organization to promptly and accurately identify reliable trends or adverse events that could affect the sponsor's decision to proceed with, change or cancel a clinical trial

   o the manual collection and organization of data from separate databases for purposes of preparing and submitting new drug or device applications is a labor-intensive and prolonged process

     Clinical Trials Feature Multiple Participants Performing Varied Tasks

     A clinical trial generally requires that a sponsor or clinical research organization manage and coordinate the interaction of many parties. In a typical clinical research trial, a sponsor, one or more clinical research organizations, a multitude of investigators and a large number of patients undertake a research process that generates a large volume of data. The trial participants must interact with each other so that the sponsor can collect, manage and, ultimately, organize this data into a new drug or device application. The sponsor or clinical research organization must monitor sites that may be located throughout the world. At each of these sites, investigators usually collect data from a few to hundreds of patients and then edit and report the data to the sponsor or clinical research organization for entry into a database.

Our Solution


     We provide solutions that are designed to accelerate the clinical trials process. Our automated solutions allow our customers to migrate to electronic forms of data collection, management and analysis. We also offer centralized electrocardiogram analysis, which is an important part of most clinical trials. We believe our products and services are most effective when customers integrate them in the form of an eResNet that connects the multiple participants in the clinical trial.


     We believe our solutions provide the following significant benefits to sponsors, clinical research organizations and investigators:

     Accelerated Time-To-Market. Our products and services accelerate data collection and resolution of errors and incomplete data entries, thereby compressing the overall development timeline. Our Internet-based patient recruitment service has the potential to accelerate the often prolonged process of patient enrollment. Our electronic new drug application submission process allows a sponsor or clinical research organization to access a centralized database electronically, which reduces the time needed to prepare and submit such applications. Because sponsors are focusing their research efforts on drugs or devices with large market potential, virtually any shortening of the clinical trial process provides a significant benefit to sponsors by allowing them to bring products to market sooner.

     Lower Costs. Our products and services increase the productivity of the clinical research process by enabling:

   o the rapid set-up of new trials

   o the creation of customized reports and data analysis tools

   o customers to capture and perform interim analysis of data needed for new drug application submissions during the course of a clinical trial rather than aggregating the data at the end of the trial

   o customers to establish standardized data entry and management processes that they can reuse in future trials with considerable time savings with appropriate modifications for the particular trial or sponsor

   o customers to make an earlier decision to modify or terminate a trial if warranted, potentially providing considerable research and development savings

     Improved Research Quality. Our solution allows users to access and analyze frequently updated clinical trial data that is captured quickly and accurately. This enables sponsors and clinical research organizations to make adjustments during the course of a clinical trial or cancel a clinical trial in response to safety and efficacy information, thereby increasing the quality of research.

     Enhancing Investigator Participation in the Clinical Trial
Process. Sponsors and clinical research organizations must recruit numerous investigators to participate in clinical trials. The sponsors and clinical research organizations depend almost exclusively on investigators to recruit patients for the trials and generally compensate investigators based on the number of patients the investigator tests. We strengthen this investigator relationship by:

   o improving the quality of and access to research data as the trial is being conducted, which provides investigators greater assurance that they are satisfying their responsibilities to patients they recruit, as well as to the sponsors

   o allowing investigators, where appropriate, to compare their data with data that other investigators generate and providing investigators with access to other information about various treatment and research methods

   o increasing the pool of potential trial participants through our Internet patient recruitment service

Our Strategy

     Our objective is to become the leading provider of Internet-based solutions for sponsors and clinical research organizations that are evolving from manual to automated methods of conducting clinical trials. To achieve this objective, we intend to maintain our commitment to superior customer service and pursue the following strategies:


     Expand our relationships with current customers. Generally, large pharmaceutical companies have a number of divisions organized by areas of medical specialty, each of which is responsible for its own clinical trial process. Although we provide our products and services to the vast majority of the world's largest pharmaceutical companies, we are not providing our products and services to all of the divisions within any one company. We intend to use the goodwill we have established with the divisions for which we do provide products and services to increase the volume of business we do with them and to market our products and services to other divisions within those companies.

     Target new customers and markets. We intend to continue targeting other large and mid-sized pharmaceutical, biotechnology and medical device companies and clinical research organizations. We believe these customers are the types of organizations most likely to have the resources and commercial and clinical needs to build eResNets that connect the customer to a large number of investigator sites and that can be reused for multiple trials. We also are developing an application service provider capability that will allow us to target smaller biotechnology, pharmaceutical and medical device companies by providing access to our electronic clinical research solutions without significant investments in hardware, software and personnel.

     Establish a recurring revenue model by deploying eResNets, providing our solutions as an application service provider and offering modular solutions for use in multiple clinical trials. We believe that once we have developed eResNets for our customers, they will continue to use our products and services for future clinical trials rather than developing separate networks offered by our competitors. Customers can use our products and services as discrete modular solutions on a per user basis. We are also establishing an application services provider capability that will allow our customers to use our products and services on a subscription fee basis. We believe that establishing such long-term relationships will allow us to:


   o generate recurring per trial, per site user-access fees based on the frequency of use of our of products and services

   o capture incremental revenues by providing additional products and services through an eResNet or on a modular basis

   o capture subscription fees for providing services as an application service provider

   Build upon our technology leadership. We intend to continue enhancing our core technology by:


     o furthering the development of the web-interfaces of our products

     o image-enabling our products to permit additional forms of data entry

     o further enhancing our products' management of the flow of work throughout the clinical trial, thereby improving clinical research practices

     o facilitating integration with other vendors' products

     o upgrading the functionality of our products to anticipate or address technical or clinical developments

     Establish strategic alliances and pursue acquisitions to accelerate the development and marketing of our products and services. We are fostering strategic alliances and intend to pursue suitable acquisitions that will allow us to focus on our core area of expertise while using technologies that others have developed to provide added functionality to our products and services. The alliances may involve equity investments by one or both parties in the other. We are also establishing strategic relationships with industry leaders in the areas of hardware systems, telecommunications, web-hosting and development, systems integration, content, distance learning and clinical research services.

     Expand our global operations. The high cost of product development has led many sponsors to pursue clinical research only if they can anticipate significant worldwide revenues from a particular product. To generate these revenues sooner, sponsors are increasingly pursuing regulatory approvals in multiple countries simultaneously. We currently have operations in the United Kingdom and strategic alliances with clinical research organizations operating in Canada, Sweden and Spain. We intend to increase our global presence by expanding our field sales, marketing and services organization, our operations capability and our strategic alliances in key international markets.


Our Products and Services

     We offer a broad range of products and services that our customers can use as an integrated enterprise solution or on a modular basis.

     eResNet

     We believe that customers will maximize the value of our products by integrating them as part of an eResNet. An eResNet integrates the analytical processing tool we call eResearchDashboard with any combination of our products and services that includes our data capture system called eDataEntry and our software for collecting, editing and managing clinical trial data called eDataManagement. The value of an eResNet is that it will allow a sponsor or clinical research organization to establish an infrastructure that connects multiple participants in the clinical trial process and that can be used repeatedly for future clinical trials. As an established infrastructure, an eResNet will allow a sponsor or clinical research organization to improve the efficiency and speed of the clinical trial by automating the process for conducting each new clinical trial. As we establish additional eResNets, we intend to charge monthly user-access fees that our customers will pay per investigator site and per clinical trial. These fees will be in addition to the amounts our customers pay for the products and services we integrate into the eResNet.

     We are currently implementing eResNets for nine pharmaceutical and biotechnology companies and clinical research organizations:

Breast Cancer International    Isis Pharmaceuticals, Inc.          Scirex Corporation
 Research Group Limited        Menarini Ricerche S.p.A.            3M Pharmaceuticals
Clinical Data Care AB          Millennium Pharmaceuticals, Inc.    Vertex Pharmaceuticals Incorporated
H. Lundbeck A/S

The first and largest of these eResNets utilizes eDataEntry, eDataManagement, the trial set up and management solution we call eStudyConduct and the adverse event management system we call eSafetyNet. We expect that this eResNet will be in operation in a clinical trial this year.

Modular Product and Service Offerings

  Product/Services                                Description
-------------------  --------------------------------------------------------------------
eTrials              A comprehensive trials management application comprised of three modules: eStudyConduct, eDataEntry and
                     eDataManagement.

eStudyConduct        A proprietary solution to set up clinical trials, establish standards, track study activities, plan resources, distribute supplies, manage the financials aspects of a trial and
                     electronically view clinical trial data on the Internet.

eDataEntry           A data capture system permitting investigators to use
                     standard Internet browser tools to input data into a
                     centralized database in an online or offline environment.
                     eDataEntry accommodates traditional manual, paper-based
                     data entry, data entry using the Internet and other forms of electronic data transmission. eDataEntry is also able to
                     capture data in the form of electronic images. This
                     proprietary product allows efficient access to the clinical research patient data, permitting the sponsor or clinical
                     research organization to identify sites not complying with trial protocols and clinical trial results requiring further study.

eDataManagement      An Internet-enabled proprietary software tool for collecting, editing and managing clinical trial data in any computing
                     environment. Customers use this tool to analyze data, resolve incomplete or erroneous data entries and support early
                     completion of the database for a particular trial. This product easily integrates with a wide variety of third-party software applications for imaging, workflow and data analysis.

eSafetyNet           An Internet-enabled proprietary adverse event management
                     system. This application facilitates compliance by sponsors, clinical research organizations and investigators with
                     regulatory reporting requirements regarding adverse events and with the sponsor's or clinical research organization's own internal requirements for safety data analysis. Sponsors or clinical research organizations can configure this application to match their own processes and forms.

  Product/Services                                Description
--------------------  -------------------------------------------------------------------
eECG                  Analysis and interpretation of electrocardiograms performed on research subjects by cardiologists in connection with our customers' clinical trials. This application permits assessment of the safety and/or efficacy of therapies by documenting the occurrence of cardiac electrical change during daily living.
                      We are building a data management and communication
                      system that we plan to incorporate into eECG by the end of the first quarter of 2001 and which we will call EXPERT.
                      EXPERT will enhance eECG by permitting cardiologists
                      linked on our network to perform telecardiology, which is the ability to access and analyze electrocardiograms
                      electronically in remote locations. It will also establish rules for standardized and automated work flow management,
                      allowing audit trail accounting and generating safety reports on individual patients for sponsors and investigators.
                      EXPERT will permit electrocardiogram images to be scanned
                      for cardiologist interpretation and viewed as side-by-side images for comparison, supplemented by the ability to
                      review all prior patient tracings.

eNDA A set of services and non-proprietary tools to generate new drug applications electronically using data collected throughout the clinical trial process. eNDA categorizes and organizes clinical data to help complete a new drug application.

eResearchDashboard    An Internet-based analytical processing tool using
                      non-proprietary software. This tool allows participants in the clinical trial to follow the progress and conduct of a study based on frequently-updated data using the Internet. This
                      product allows the participant to analyze data and generate reports in a broad variety of formats that permits early
                      strategic intervention in the clinical trial.

ePatient              An Internet-based service that will assist in recruiting
                      patients to participate in clinical research trials. This Internet service will collect self-referrals from prospective patients that we forward to investigators based on geographic
                      proximity.

 Product/Services                             Description
------------------  --------------------------------------------------------------
eConsulting         Consulting services that augment the implementation efforts of customers by providing support in strategic planning,
                    methodology and technical implementation of our products
                    and services. The technical implementation support includes system installation, project planning, system configuration, network administration and database set-up. We also provide education and training services both as part of the initial installation and on an ongoing basis. Following the
                    implementation, we provide on-site research and technology advisory services, support services, including online support and a 24-hour, seven day help desk, and maintenance.

eHealthEducation    Trial-specific educational tool that allows clinical research professionals to learn about technology developments, new
                    products, clinical protocols and other educational matters.
                    This application will also provide a link to our website,
                    www.eRT.com, where we intend to provide industry news,
                    therapeutic information, technology updates and chat rooms for professionals.

eVitalSigns         A wireless non-proprietary tool that measures patients' blood pressure, heart rate, temperature, weight and other important metrics at home and then allows transmission of such
                    information to our data base. We recently began marketing
                    this tool.

     The following table shows those products and services that accounted for more than 15% of our consolidated revenue in any of the past three years and the nine months ended September 30, 2000, including our clinical research operations that we sold in 1999:

                                        Fiscal Year Ended December 31,           Nine Months Ended
                                 --------------------------------------------   -------------------
                                     1997            1998            1999        September 30, 2000
                                 -----------   ---------------   ------------   -------------------
                                                (In thousands)
Clinical Research Operations       $ 6,468        $ 12,054         $ 16,710           $     0*
eTrials                                645*          8,505            8,127             6,843
eECG                                 6,900           9,823           14,013            11,073
eConsulting                            150*          1,425*           3,935*            3,297

------------
*Does not account for more than 15% of consolidated revenue for period presented.

     Our products use common interfaces, allowing clinical trial participants to learn how to use additional applications with minimal training. By establishing common naming standards for data that clinical trial participants may share across applications, departments and global locations, sponsors and clinical research organizations can improve data integrity and accelerate reconciliation of information. Our products and services can work with and connect to leading third party finance, enterprise resource planning and research software through a batch load utility that we have developed.

     Our products and services have been provided, both in the United States and internationally, through two business segments: clinical operations and technology operations. Clinical operations primarily include our eECG service and included our clinical research services prior to the December 31, 1999 divestiture of our domestic clinical research operations. Technology operations include the developing, marketing and support of clinical trial and data management software and related consulting services. Clinical trial sponsors use our eECG service and our clinical research services during their conduct of clinical trials. In 1999, our eECG service processed electrocardiograms on more than 64,000 patients in 315 trials from over 5,400 sites in 50 countries. This work was performed for 34 clients from the pharmaceutical, biotechnology and clinical research organization industries. Such services are generally similar in nature and have similar production processes, distribution methods and general economics. As a result, we have aggregated them in our clinical operations segment. Our technology operations include the licensing of our proprietary software products and the provision of maintenance and consulting services in support of our proprietary software products. Accordingly, we have aggregated these operations in one segment. See Note 10 to the Consolidated Financial Statements appearing herein for information pertaining to the amounts of net revenue, operating profit and identifiable assets attributable to each of our reportable segments.


Strategic Alliances


     We work with our strategic partners to develop and enhance many of our products and services. We are embedding into our eDataManagement product a proprietary technology developed by one of our strategic partners, Winthrop Stewart Associates. This technology will collect data electronically from case report form images and automatically route the data, using proprietary work flow technology, to the clinical data base for management action. Medical Advisory Systems is assisting the development of our application service provider capability and will help us provide 24-hour, seven-day coverage for our eSafetyNet service and make cardiologists available to support our eECG application. HomMed developed the technology and equipment we intend to use in the eVitalSigns product that we are offering.

     We have entered into marketing assistance agreements with a number of our domestic and foreign strategic partners, including systems integrators and clinical research organizations, that provide collaborative resources to supplement our own marketing efforts. These marketing assistance agreements typically have terms of one year and automatically renew for additional one-year terms. In addition, these agreements typically require us to make commission payments to the other party based on the license fee or the license and maintenance fee generated by sales for which the other party has provided assistance. The commissions range from two to twenty percent depending on the agreement. We have entered into marketing assistance agreements with clinical research organizations operating in Canada, Sweden and Spain that provide these co-branding and co-marketing services.

     We also maintain relationships with providers of hardware systems, telecommunications, web-hosting and development, systems integration and website content. Under these arrangements, customers of one party are referred to the other to provide products and services that the referring party does not provide.

Our Customers


     We target pharmaceutical, biotechnology and medical device companies as well as clinical research organizations. We have provided our solutions to 18 of the 20 pharmaceutical companies that had the highest sales in 1999. We have completed more than 120 installations of our products at 64 sites worldwide.

     The following table identifies, for each of the last three years, the customers who have accounted for more than 10% of our net revenues from technology operations and those who accounted for more than 10% of our net revenues from clinical operations, excluding revenues for clinical trial and clinical data management services.

  Year             Technology Operations                    Clinical Operations
-------   --------------------------------------   -------------------------------------
  1999    Breast Cancer International Research     Novartis Pharmaceuticals Corporation
          Group Limited
          AmericasDoctor.com, Inc.                 Pfizer, Inc.
          Scirex Corporation
  1998    Hurley Consulting Associates, Ltd.       Procter & Gamble Co.
          Pharmaceutical Research Associates,      Novartis Pharmaceuticals Corporation
          Inc.
          Centocor, Inc.
  1997    Alberta Cancer Board                     Pfizer, Inc.
          G.D. Searle & Company                    Novartis Pharmaceuticals Corporation



Sales and Marketing


     We market and sell products and services primarily through our international direct sales, sales support and professional services organization. As of September 30, 2000, our direct sales force consisted of 13 sales professionals located in Philadelphia, Pennsylvania, Bridgewater, New Jersey and Peterborough, United Kingdom. Our 34 sales support and professional services employees provide the pre- and post-sale support and consulting services that are an integral part of our customer-driven business development strategy.

     We focus our marketing efforts toward educating our target market, generating new sales opportunities and increasing awareness of our solutions. We conduct a variety of marketing programs internationally, including business seminars, trade shows, press relations and industry analyst programs and advisory councils.

     Our marketing organization also serves an integral role in managing customer and industry feedback in order to help provide direction to our product development organization. We implemented this customer-driven approach by establishing advisory council meetings made up of numerous industry experts. In addition to providing information to prospective customers, advisory council meetings provide a useful forum in which to share information, test product concepts and collect data on customer and industry needs.

     Our sales cycle generally begins with our response to a request from a sponsor or clinical research organization for a proposal to address a customer-specific research requirement. We ask prospective customers to complete a survey to allow us to provide a comprehensive response. We then engage at our expense in a series of consultations, workshops, implementation reviews, final proposals and contract negotiations prior to the time when the prospective customer has any obligation to purchase our products or services. During this process, we involve our sales, consulting and senior management personnel in a collaborative approach. Our sales cycle can vary from a few weeks to as long as nine months depending upon the scope of the products and services being discussed and the scope of the clinical trial.


Technology

     Our applications use a broad range of technologies. Our eTrials applications use a Microsoft Windows-based PC platform through a graphical user interface. The data are stored in an industry-standard

Oracle database on a database server. We developed these applications using Oracle Developer, which provides rapid access to both the database and an extensive set of underlying tools. Our philosophy of using industry tools allows us to focus our attention on the applications and on our customers, who also use those tools to benefit from our data models.

     The user interface of our products is Oracle SQL Forms based. Our standard reports use Oracle Reports. We use the Oracle database server to provide data storage and database-level stored procedures and triggers to maintain consistent processing of data and to minimize network traffic for the execution of standard operations. By using the application partitioning provided by Oracle Developer, customers can have greater control over the use of server and network resources. Our supported client platforms are Windows 95 and Windows NT.


     Customers can use all of our products on the Internet using a Citrix connection. In addition, eStudyConduct, eDataEntry and portions of eDataManagement are currently Internet-based, and we expect to have the rest of our products Internet-based by March 2001. To accomplish this development we are using Java technology, thus enabling the applications to operate under any operating system supporting the Java platform, including Windows NT, Windows 95, Windows 98 and Solaris. To allow uniform client application behavior in differing Internet browsers, we use the Java Plug-In, which is available free from Sun Microsystems JavaSoft division. We intend to continue to develop our products with both on-line connectivity and off-line processing capability.


Research and Development

     We or our predecessors have been developing our products and services for more than 20 years. Our applications have progressed from manual, paper-based processing through client-server processing. We have developed or are developing our software to take advantage of the power of the Internet. We continue to advance our products by enhancing the human interface of some of the modules.


     As of September 30, 2000, we had 35 employees engaged in research and development, together with 16 consultants. Our research and development efforts are focused on improving and enhancing our existing products and services as well as developing new products and services. We also are partnering with other companies to broaden our product offerings.

     We are currently working with a number of entities, including U.S. Internetworking and Hewlett-Packard, that will house in their facilities the equipment comprising our application service provider capability. We anticipate that the initial two housing facilities and the installation and validation of the computers, servers and other hardware and software that provide this capability in those facilities will be completed during 2000.

     Research and development expenses were $357,000 for 1997, $3.1 million for 1998, $2.5 million for 1999 and $3.7 million for the nine months ended September 30, 2000.

Competition

     The market for our products and services is extremely fragmented, with hundreds of companies providing niche solutions to satisfy small parts of the clinical research process. We believe we are the only provider of technology-based solutions in the clinical research industry that offers end-to-end research solutions that take advantage of the power of the Internet while also addressing manual, paper-based processes used in clinical research.

     The market for our solution is intensely competitive, continuously evolving and subject to rapid technological change. The intensity of competition has increased and is expected to further increase in the future. This increased competition could result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered.

     We believe that the principal competitive factors affecting our market include:

     o customer service

     o a significant base of reference customers


     o breadth and depth of solution, including the ability to accommodate both manual, paper-based research methods and electronic forms of data collection, management and analysis

     o product quality and performance

     o core technology and product features

     o ability to implement solutions

     o price


Although we believe that our solutions currently compete favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.


Government Regulation

     Human and animal pharmaceutical products, biological products and blood derivatives, and medical devices are subject to rigorous government regulation. In the United States, the principal federal regulatory agency is the Food and Drug Administration and there are some similar state agencies. Foreign governments also regulate these products when they are tested or marketed abroad. In the United States, the Food and Drug Administration has established standards for conducting clinical trials leading to the approval for new products. Under these standards, sponsors of such clinical trials are responsible for:

     o selecting qualified investigators

     o providing investigators with protocols and other information

     o monitoring the trial

     o reporting changes in trial protocol to the Food and Drug Administration

     o providing the Food and Drug Administration and the investigator reports of serious and unexpected adverse experiences associated with the use of a drug or device

     o maintaining records concerning the study

     Because our products and services assist the sponsor or clinical research organization in conducting the trial and preparing the new drug or device application, we must comply with these requirements. We also must comply with similar regulatory requirements in foreign countries. These foreign regulations vary somewhat from country to country, but generally establish requirements similar to those of the Food and Drug Administration.

     If the Food and Drug Administration concludes that studies were not conducted in accordance with minimum agency requirements, it may take a variety of enforcement actions, depending on the nature of the violation. These measures may range from issuing a warning letter or seeking injunctive relief or civil penalties to recommending criminal prosecution. If we are convicted of criminal conduct relating to the approval of a new drug or device application, or are found to have otherwise violated Food and Drug Administration requirements, the Food and Drug Administration could prohibit us from being involved in future clinical trials. Where the agency finds irregularities during ongoing studies, it may require changes to the study or may request termination of the study. In the case of clinical trials submitted as part of a new drug or device application, the agency may require that additional clinical work be performed before granting approval of the application. The agency may require that entire studies be rerun, resulting in substantial delay in final approval. In extreme cases, such as submission of fraudulent test data or giving or offering bribes, the agency can refuse to approve a pending application.

     In April 1999, the Food and Drug Administration published guidelines regarding the use of computerized systems to create, modify, maintain, archive, retrieve or transmit clinical data intended for use in submissions to the agency. The guidelines recommend that those who use computerized systems in clinical trials design them so that they can satisfy applicable regulatory requirements for recordkeeping and retention with the same degree of confidence as exists with paper-based systems. The guidelines specifically address a broad range of matters such as:

   o confirming the authority of those with access to the data

   o attributing edits to the data to the person making the edits

   o providing quality control prompts to ensure the consistency of data and to alert the person entering the data if the data is outside expected ranges

   o facilitating inspection and review of data

   o ensuring the adequacy of system security, dependability and controls

     We believe that we have designed our products and services to be consistent with the agency's recommendations and to comply with applicable regulatory requirements.

     The Health Insurance Portability and Accountability Act of 1996 established certain requirements relating to privacy and security for personal health information. The Health Care Financing Administration promulgated proposed regulations setting forth standards for privacy of individually identifiable health information in November 1999. The Health Care Financing Administration promulgated proposed regulations addressing implementation features for data security and electronic signature standards in August 1998. The act affects almost every organization or individual that comes into contact with patient information, including health care providers, health plans, health care clearinghouses and entities that electronically maintain or transmit individually identifiable health information. In addition, there are laws in numerous states that relate to the protection of personal health information that may or may not be consistent with the act's requirements.

     The Health Care Financing Administration received a significant number of public comments to the proposed regulations promulgated in November 1999 and August 1998. These comments are likely to give rise to further clarifications to the proposed regulations. We anticipate that final regulations on privacy and security standards will be issued by the end of 2000. We expect that we will need to be in compliance with the final regulations within two years of their issuance. There are no final regulations promulgated under the Health Insurance Portability and Accountability Act of 1996 with which to comply in terms of privacy and security for individually identifiable health information at this time. In anticipation of the issuance of the final regulations, we have instituted significant efforts to review and document our health information privacy and security policies and procedures, and we will continue to monitor these regulatory developments in the future.

Employees

     At September 30, 2000, we had a total of 178 employees, with 146 employees (139 full-time, 7 part-time) at our locations in the United States and 32 full-time employees at our locations in the United Kingdom. We had 34 employees performing services directly for our clients, 35 employees in research and development, 18 employees in sales and marketing, 19 employees involved in general and administrative activities and 72 employees in general operations.

     We are not a party to any collective bargaining agreements covering any of our employees, have never experienced any material labor disruption and are unaware of any current efforts or plans to unionize our employees. We consider our relationships with our employees to be good.

Properties

     Our corporate headquarters are located at 30 South 17th Street, Philadelphia, Pennsylvania, where we lease approximately 58,000 square feet, all but approximately 20,000 square feet of which we sublease to a third party. Our lease expires in August 2005. We also lease a 30,944 square foot facility in Bridgewater, New Jersey under a lease that expires August 2010 and an 8,840 square foot facility in Peterborough, United Kingdom under a lease that expires October 2009.

     We anticipate that we will require additional space for our customer network operations as we expand, and believe that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

     We are not involved currently in any pending legal proceedings that either individually or taken as a whole will have a material adverse effect on our business, financial condition and results of operations.

                                  MANAGEMENT

Directors and Executive Officers

     Our directors and executive officers and their respective ages and positions as of the date of this prospectus are as follows:


               Name                   Age                              Position
----------------------------------   -----   -----------------------------------------------------------
Joel Morganroth, M.D.* ...........    55     Chairman, Chief Science Officer and a Director
Joseph A. Esposito* ..............    48     President, Chief Executive Officer and a Director
Bruce Johnson ....................    50     Senior Vice President and Chief Financial Officer
Vincent Renz .....................    43     Senior Vice President, Technology and Consulting and Chief
                                              Technology Officer
Robert S. Brown ..................    44     Senior Vice President, Diagnostics Technology and Services
Jeffrey S. Litwin, M.D. ..........    42     Senior Vice President and Chief Medical Officer
Sheldon M. Bonovitz* .............    63     Director
Thomas L. Harrison ...............    53     Director
Howard D. Ross* ..................    48     Director
John M. Ryan* ....................    65     Director

------------
* Also a director of PRWW. Mr. Bonovitz has advised us that he intends to resign as a director of PRWW upon closing of this offering.

     Dr. Joel Morganroth has been our Chairman and a director since our formation and Chief Science Officer since March 2000. He is also a consultant to us. Dr. Morganroth has served PRWW as Chairman since 1999, Chief Executive Officer since 1993, a director since 1997 and a consultant since 1976. Dr. Morganroth is an internationally recognized cardiologist and clinical investigator. He has worked on the clinical development of several large, well-known approved drugs. Dr. Morganroth served for over ten years as a Medical Review Officer/Expert for the Food and Drug Administration and since 1995 has served in a similar capacity for the Health Protection Branch of Canada.

     Joseph A. Esposito has been our President, Chief Executive Officer and a director since our formation. Mr. Esposito has served PRWW as President and Chief Operating Officer since April 1998, and he served as President of the DLB Systems division from October 1997 to April 1998. From May 1997 through October 1997, he was President of DLB Systems, Inc. Mr. Esposito was President of Worldwide Operations for Computron Software Inc. from October 1994 to May 1997. He has 25 years experience in technology, working closely with pharmaceutical companies in the areas of clinical research, supply chain management and regulatory document management.

     Bruce Johnson has been our Senior Vice President and Chief Financial Officer since February 2000. Mr. Johnson has over 25 years of previous experience in public accounting and financial management positions. From March 1999 to November 1999, Mr. Johnson served as Chief Operating Officer and Chief Financial Officer of HealthAxis.com. From February 1988 to March 1999, Mr. Johnson was employed by N2K Inc., an online music entertainment company, most recently as Senior Vice President, Chief Financial Officer and director. Mr. Johnson is a certified public accountant.

     Vincent Renz has been our Senior Vice President, Technology and Consulting and Chief Technology Officer since our formation. Mr. Renz served PRWW as the Senior Vice President and General Manager of the DLB Systems division from May 1998 to December 1999. Prior to joining PRWW, from January 1998 to May 1998, he worked as a consultant in defining the Client Services infrastructure for the DLB Systems division. Mr. Renz was Vice President, Client Services for Computron Software Inc. from May 1988 to November 1997. Prior to that time, Mr. Renz worked as an information technology consultant for Deloitte, Haskins and Sells from 1984 to 1988 and Arthur Andersen from 1981 to 1984, serving a wide range of industries in the design and implementation of large-scale information systems.

     Robert S. Brown has been our Senior Vice President, Diagnostics Technology and Services since our formation. From December 1997 to December 1999, Mr. Brown was Vice President, Business Development for PRWW. Mr. Brown was Senior Director, Research and Regulatory Services for Research Data Worldwide, Inc. from November 1993 to its acquisition by PRWW in December 1997.

     Dr. Jeffrey S. Litwin has been our Senior Vice President and Chief Medical Officer since July 2000. Dr. Litwin was previously employed by Executive Health Group from May 1993 to July 2000, most recently as Executive Vice President and Chief Operating Officer. Dr. Litwin also served as a consultant for Schlumberger, Ltd. from March 1996 to July 2000 and for the American and National League of Professional Baseball Clubs from April 1995 to March 1999.

     Sheldon M. Bonovitz has served on our Board of Directors since March 2000. He has been a partner of the law firm of Duane, Morris & Heckscher LLP since 1969, where he currently serves as Chairman and Chief Executive Officer. Mr. Bonovitz is also a director of PRWW, Comcast Corporation and Surgical Laser Technologies, Inc.

     Thomas L. Harrison has served on our Board of Directors since March 2000. Mr. Harrison has served as Chairman and Chief Executive of the Diversified Agency Services unit of Omnicom Group Inc., an advertising, marketing services, specialty communications, interactive media and media buying service company, since May 1998, having previously served as its President since February 1997. Mr. Harrison has also served as Chairman of the Diversified Healthcare Communications Group of Omnicom Group Inc. since its formation in 1994. Mr. Harrison is also a director of Omnicom Group Inc.

     Howard D. Ross has served on our Board of Directors since December 1999. He has been a partner of LLR Equity Partners, L.P., a venture capital fund, since its founding in 1999. Mr. Ross was a partner in Arthur Andersen LLP from 1984 to 1999, serving as the partner-in-charge of Arthur Andersen's Philadelphia Growth Company Practice for 15 years. He is also a director of PRWW, Crothall Services Group, Inc., InnaPhase Corporation, Iron Mountain, Incorporated, nexi-i.com Inc., Omnient Corporation and VerticalNet, Inc. Mr. Ross is a certified public accountant.

     John M. Ryan has served on our Board of Directors since December 1999. Since 1997, Mr. Ryan has been a principal in Devon Ventures, Inc. Mr. Ryan founded SunGard Data Systems, Inc. in 1977 and served as its Chief Executive Officer until 1986 and its Chairman until 1987. Mr. Ryan served as Chairman and Acting Chief Executive Officer for DLB Systems from 1995 until its acquisition by PRWW in 1997. Mr. Ryan is also a director of PRWW, Neoware Systems, Inc., Thermacore International, Inc., IGP, Inc., which conducts business as iGrandparents.com, and FAI, Inc., which conducts business as VerticalFleet.com.


     Our executive officers are elected by and serve at the discretion of our board of directors. There are no family relationships among our directors and officers.


Terms of Directors

     Our Board of Directors is divided into three classes, with members serving staggered three-year terms. The Board is comprised of two Class I directors (Mr. Esposito and Mr. Harrison), whose term will expire in 2001, two Class II directors (Dr. Morganroth and Mr. Bonovitz), whose term will expire in 2002, and two Class III Directors (Mr. Ross and Mr. Ryan), whose terms will expire in 2003. At each annual meeting of stockholders commencing in 2001 the stockholders will elect a class of directors for a three-year term to succeed the directors of the same class whose terms are expiring.


Coordinating Committee

     We and PRWW intend to establish a Coordinating Committee following completion of this offering that will consist of two independent directors from each company who do not also serve as directors of the other company. The Coordinating Committee will be responsible for reviewing and approving all matters between PRWW and us involving actual or potential conflicts of interest, and its decisions will be binding on both companies. In order for the Coordinating Committee to approve a transaction between PRWW and us, our representatives on the Coordinating Committee will need to conclude that the transaction is fair and equitable to us. We anticipate that Mr. Bonovitz and Mr. Harrison will be our representatives on the Coordinating Committee. Mr. Bonovitz currently serves as a director of PRWW but he has advised us that he intends to resign upon the closing of this offering.


Board Committees

     We have established an executive committee, a compensation committee and an audit committee. The executive committee consists of Mr. Bonovitz, Dr. Morganroth and Mr. Ross. The executive committee has full authority to act on behalf of the Board of Directors for any matter arising between meetings that may be lawfully delegated to a committee under applicable law. The compensation committee consists of Mr. Bonovitz, Mr. Harrison and Mr. Ryan. The compensation committee:

   o reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plan

   o makes recommendations to the board of directors regarding such matters


     The audit committee consists of Mr. Bonovitz, Mr. Harrison and Mr. Ross. The audit committee:

     o reviews the results and scope of the audit and other services provided by our independent auditors

     o reviews and evaluates our audit and control functions

Compensation Committee Interlocks and Insider Participation

     The compensation committee consists of Mr. Harrison and Mr. Ryan. None of our directors, including Mr. Harrison and Mr. Ryan, is an executive officer of any entity for which any of our executive officers serves as a director or a member of the compensation committee.

Director Compensation


     We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. No member of our board of directors currently receives any additional cash compensation. Each outside director received a grant of 30,000 options in June 2000, which will vest over three years.

Executive Compensation

     Because we were formed only in December 1999 and did not obtain any assets until January 1, 2000, we did not pay any compensation to our Chief Executive Officer or any of our other executive officers in 1999.


     We have an employment agreement with Mr. Esposito to serve as our President and Chief Executive Officer for which we pay him an annual salary of $270,000. Either Mr. Esposito or we may terminate the agreement at any time upon written notice given at least 30 days prior to termination, but if we terminate the agreement without cause, we must pay Mr. Esposito a severance package consisting of his annual salary and benefits for one year. We must pay Mr. Esposito a lump sum severance payment equal to his annual salary plus any pro-rated bonus and continue to provide his health, dental, disability, life and accident insurance for twelve months if (a) he is not offered a position with comparable responsibilities, authority, compensation or location following a change in control or (b) within the first year after the change in control, Mr. Esposito decides that the responsibilities, authority, location or compensation of the position he holds following the change in control are not acceptable. Pursuant to a plan approved by our compensation committee, Mr. Esposito will also receive an annual bonus of $125,000 if our Board-approved 2000 budget is met.

     We have an employment agreement with Mr. Johnson to serve as our Senior Vice President and Chief Financial Officer for which we pay him an annual salary of $150,000. Mr. Johnson will also receive a $75,000 bonus if our Board-approved 2000 budget is met and, regardless of whether the budget is met, we must pay Mr. Johnson a minimum bonus of $25,000 in January 2001 if we still employ him at that time. Either Mr. Johnson or we may terminate the agreement at any time upon written notice given at least 30 days prior to termination, but if we terminate the agreement without cause, we must pay Mr. Johnson a severance package consisting of six months of his annual salary and benefits. We must pay Mr. Johnson a lump sum severance payment equal to six months of his annual salary plus any pro-rated bonus and continue to provide his health, dental, disability, life and accident insurance for six months if (a) he is not offered a position with comparable responsibilities, authority, compensation or location following a change in control or (b) within the first year after the change in control, Mr. Johnson decides that the responsibilities, authority, location or compensation of the position he holds following the change in control are not acceptable. We separately provide Mr. Johnson with a $500 per month car allowance.

     We have an employment agreement with Mr. Renz to serve as our Senior Vice President, Technology and Consulting, for which we pay him an annual salary of $150,000. Mr. Renz also receives a $500 per month car allowance. Either Mr. Renz or we may terminate the agreement at any time upon written notice given at least 30 days prior to termination, but if we terminate the agreement without cause, we must pay Mr. Renz a severance package consisting of six months of his annual salary and benefits. We must pay Mr. Renz a lump sum severance payment equal to six months of his annual salary plus any pro-rated bonus and continue to provide his health, dental, disability, life and accident insurance for six months if (a) he is not offered a position with comparable responsibilities, authority, compensation or location following a change in control or (b) within the first year after the change in control, Mr. Renz decides that the responsibilities, authority, location or compensation of the position he holds following the change in control are not acceptable. Pursuant to a bonus plan approved by our compensation committee, Mr. Renz will also receive an annual bonus of $100,000, based upon achieving 100% of targeted corporate and department goals.

     We have an employment agreement with Mr. Brown to serve as our Senior Vice President, Diagnostics Technology and Services, for which we pay him an annual salary of $150,000. Mr. Brown will also receive an annual bonus of $100,000, based upon achieving 100% of targeted corporate and department goals. Mr. Brown also receives a $500 per month car allowance. Either Mr. Brown or we may terminate the agreement at any time upon written notice given at least 30 days prior to termination, but if we terminate the agreement without cause, we must pay Mr. Brown a severance package consisting of six months of his annual salary and benefits. We must pay Mr. Brown a lump sum severance payment equal to six months of his annual salary plus any pro-rated bonus and continue to provide his health, dental, disability, life and accident insurance for six months if
(a) he is not offered a position with comparable responsibilities, authority, compensation or location following a change in control or (b) within the first year after the change in control, Mr. Brown decides that the responsibilities, authority, location or compensation of the position he holds following the change in control are not acceptable.

     We have an employment agreement with Dr. Litwin to serve as our Senior Vice President and Chief Medical Officer for which we pay him an annual salary of $150,000. Under the agreement, the Company agreed to issue options to purchase 50,000 shares of our common stock to Dr. Litwin. Dr. Litwin will also receive an annual bonus of $100,000, based upon achieving 100% of targeted corporate and department goals; $50,000 of the bonus is guaranteed for each year. Dr. Litwin also receives a $500 per month car allowance. Either Dr. Litwin or we may terminate the agreement at any time upon written notice given at least 30 days prior to termination, but if we terminate the agreement without cause, we must pay Dr. Litwin a severance package consisting of six months of his annual salary and benefits.

Option Grants and Exercises and Long Term Incentive Plan Awards in Last Fiscal Year

     We did not grant any options during 1999 and, as a result, no options were exercised during 1999 or outstanding at the end of the year. In June 2000, we adopted a stock option plan under which we have granted options to a number of our directors and employees, including the following executive officers, at an exercise price of $15.00 per share:

                                                    Number of
                     Name                            Options
                     ---------------------------   ----------
                       Joel Morganroth, M.D.        324,000
                       Joseph A. Esposito           324,000
                       Bruce Johnson                120,000
                       Vincent Renz                 120,000
                       Robert S. Brown              120,000
                       Jeffrey S. Litwin, M.D.       25,000

We do not have any other long-term incentive plan.

Stock Option Plan

     We have adopted a stock option plan that provides for grants of incentive stock options and nonqualified stock options to our directors and those employees and other individuals who provide services to us or otherwise have a relationship with us or our subsidiaries as the compensation committee shall determine to be key individuals to our success.

  Shares Authorized Under the Plan; Administration; Grants

     The plan authorizes the issuance of up to 2.0 million shares of common stock. Shares that by reason of the expiration of an option or otherwise are no longer subject to purchase pursuant to an option may be used for the grant of options under the plan. We have granted options to purchase an aggregate of 1,595,550 shares under the plan at a per share exercise price of $15.00.

     The compensation committee administers the plan. The plan provides that the compensation committee must consist of not less than two directors appointed by the board of directors, each of whom must be a non-employee director as defined by Rule 16b-3 under the Exchange Act and an outside director as defined by Section 162(m) of the Internal Revenue Code.

     The compensation committee may grant options intended as incentive stock options under Section 422 of the Internal Revenue Code or nonqualified stock options. Each option must be evidenced by a stock option agreement in a form approved by the compensation committee.

     The compensation committee determines the exercise price and the term of options granted under the plan. The plan provides that the exercise price of an incentive stock option must equal at least 100% of the fair market value of the common stock on the date of grant, and the term of the incentive stock option may not exceed ten years. If a person who owns more than 10% of the outstanding common stock receives an incentive stock option, however, the exercise price must equal at least 110% of the fair market value per share of common stock on the grant date, and the term of the incentive stock option may not exceed five years.

  Vesting of Options; Transferability; Amendment and Termination of the Plan

     The compensation committee determines the vesting terms for each option under the optionee's stock option agreement. No optionee, however, will be able to exercise an option until at least six months have elapsed from the grant date, unless a change of control of us occurs. Also, the compensation committee has the discretion to accelerate the vesting of any stock option. The plan provides that an optionee may not transfer the option otherwise than by will or the laws of descent and distribution.

     The plan provides that our compensation committee may amend or terminate the plan at any time. The holder of an option previously granted under the plan must approve any amendment that alters or impairs any right or obligation under that option. In addition, the compensation committee may elect to seek stockholder approval for any other amendment it considers advisable, including any approval required under applicable tax or securities laws or regulations.

  Section 162(m) of the Internal Revenue Code

     Under Section 162(m) of the Internal Revenue Code, we may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1.0 million paid to the chief executive officer or to any other of our four most highly compensated officers in any one year. Total remuneration would include amounts received upon the exercise of stock options granted under the plan or such other time when income is recognized. An exception does exist, however, for performance-based compensation, including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets specified requirements. The plan was approved by stockholders on June 13, 2000 and we intend to make grants of options under the plan exempt from the
Section 162(m) calculation by meeting the requirements of performance-based compensation.


Limitations on Liability and Indemnification of Directors and Officers

     As permitted by the Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, other than breaches of their duty of loyalty, actions not in good faith or which involve intentional misconduct, or transactions from which they derive improper personal benefit. In addition, our bylaws provide that we are required to indemnify our officers and directors under specified circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

     Any amendment to or repeal of such provisions will not eliminate or reduce the effect of such provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any such amendment. If the Delaware General Corporation Law is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

     Our directors and officers are covered under liability insurance policies with coverage in the amount of $10.0 million that PRWW has purchased. We intend to purchase and maintain our own directors' and officers' liability insurance policies.

     At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our certificate of incorporation and bylaw provisions and the liability insurance policy will facilitate our ability to attract and retain qualified persons as directors and officers.


                          RELATED PARTY TRANSACTIONS

Relationship with PRWW

     PRWW is currently the owner of all of our outstanding common stock. Upon completion of the offering, PRWW will own approximately 67.0% of our outstanding common stock, or approximately 64.4% if the underwriters' over-allotment option is exercised in full, and thus will continue to have the ability to elect all of our directors and otherwise exercise a controlling influence over our business and affairs. PRWW obtained its shares of common stock on January 1, 2000 in exchange for the assignment to us of all of the assets, subject to all of the liabilities, relating to PRWW's technology and operating businesses.

     For as long as PRWW continues to own shares of common stock representing more than 50% of the voting power of our common stock, PRWW will be able, among other things, to determine the outcome of any corporate action requiring approval of holders of common stock representing a majority of the voting ownership of our common stock without the consent of our other stockholders. In addition, through its control of the Board of Directors and ownership of common stock, PRWW will be able to control decisions that include dividend policy, our access to capital, including borrowing from third-party lenders and issuing additional equity securities, mergers or other business combinations in which we are involved, our acquisition or disposition of assets and any change in our control.

     PRWW has agreed to vote the common stock in favor of nominees of our Board of Directors for election as directors so that we have at least three directors who are independent and who are not affiliates, officers or directors of PRWW.

     PRWW has advised us that its current intent is to continue to hold all of its outstanding shares of our common stock. Further, PRWW has agreed, for a period of 180 days after the date of this prospectus, subject to exceptions, that without the prior written consent of SG Cowen Securities Corporation, it will not:


   o issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exercisable or exchangeable for common stock


   o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock


However, after such 180-day period, there can be no assurance concerning the period of time during which PRWW will maintain its ownership of our common stock.

     Our relationship with PRWW is also governed by a Tax Sharing Agreement and a Services and Support Agreement. Since we were a wholly owned subsidiary of PRWW when these arrangements were negotiated, none of these arrangements result from arm's length negotiations, and therefore, the prices charged to us for services provided thereunder may be higher or lower than prices that may be charged by third parties. The descriptions of the agreements set forth below are only summaries and, while material terms of the agreements are described below, you should review the full provisions of these agreements, which we have filed with the Securities and Exchange Commission as exhibits to our registration statement.

     Tax Sharing Agreement. We currently are included as a member of PRWW's consolidated group for federal income tax purposes and, for certain state and local tax purposes, we also are included as a member of a consolidated, combined or unitary group where PRWW files a consolidated, combined or unitary state or local return. Upon completion of the offering, if PRWW owns less than 80% of the value of our outstanding stock, we will no longer be included as a member of PRWW's consolidated group for federal tax purposes. Effective January 1, 2000, we entered into a Tax Sharing Agreement with PRWW. Pursuant to the Tax Sharing Agreement, we and PRWW will make payments between ourselves such that, with respect to any period, we will determine the amount of taxes we pay or the amount of the benefit we receive by calculating the difference between PRWW's consolidated combined unitary group tax liability with and without our inclusion. PRWW will continue to have all the rights of a common parent of a consolidated group, will be the sole and exclusive agent for us in any and all matters relating to our income tax liability in connection with consolidated or combined federal and state returns, will have the sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns, and will have the power and sole discretion to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on our behalf. However, we will have the right to participate in any such audit or proceeding concerning taxes for which we are liable. In addition, PRWW will not contest, compromise or litigate any assessment or assertion of liability with respect to any taxes for which we are liable without our consent. Each member of a consolidated group for federal income tax purposes is severally liable for the income tax liability of the group for periods in which it was a member of the group. Though valid as between PRWW and us, the Tax Sharing Agreement is not binding on the Internal Revenue Service and does not affect the several liability of any subsidiaries to the Internal Revenue Service for all federal income taxes due with respect to PRWW's consolidated federal tax returns.

     In general, the Tax Sharing Agreement is effective only for tax periods in which we are a member of the PRWW consolidated group for federal income tax purposes. Once we are no longer a member of the PRWW consolidated group, the effect of the Tax Sharing Agreement is generally limited to matters relating to tax returns of the PRWW consolidated group in which we were included as a member. The Tax Sharing Agreement, however, does allow for us, if we should so choose, to carry back any applicable net operating loss, net capital loss or tax credit that arises in any taxable year in which we are not a member of the PRWW consolidated group, to a tax return filed by the PRWW consolidated group in which we were included as a member. In that case, we would be entitled to receive from PRWW any refund of taxes resulting from such carryback. Similar rules apply to state and local taxes, as well.

     Services and Support Agreement. Other than Joel Morganroth, PRWW does not have any employees. Even though it transferred substantially all of its operating assets to us in December 1999, PRWW continues to conduct business as a separate entity from us, holding several investments in addition to its ownership of our common stock and continuing to evaluate other investment opportunities. PRWW also remains obligated to file periodic reports with the Securities and Exchange Commission and to otherwise comply with its obligations as a public company, including holding annual stockholder meetings and communicating with those stockholders and the investment community. We are providing to PRWW a broad range of financial and administrative services that it requires in connection with the conduct of its business for which it pays us a $10,000 monthly fee and reimburses us 6.5% of our chief executive officer's salary and 25% of our chief financial officer's salary. We will also provide office space for the Chairman and Chief Executive Officer of PRWW. PRWW has also agreed to:

   o provide any cash advances we reasonably need for our business and operations, subject to a maximum of $10.0 million, for which we pay interest at the prime rate

   o make PRWW's Chairman and Chief Executive Officer available to us to provide management support, consultation and advice to us regarding strategic business planning, corporate development, acquisitions, technology and securities laws compliance matters

   o provide a broad range of insurance coverage for us under its insurance policies

     We will pay 50% of the salary paid by PRWW to its Chairman and Chief Executive Officer, in addition to a portion of the premiums for any PRWW insurance policies that provide coverage for us. The amount of the premium we pay will be determined by the Coordinating Committee. PRWW has also agreed to consider in good faith any adjustments that may be necessary to the monthly fee if the resources we must provide under the agreement are disproportionate to the fee.

Relationship with our Chairman

     Joel Morganroth, M.D., P.C., a professional corporation of which Joel Morganroth, M.D., our chairman, is the sole stockholder and employee, has agreed to provide services to us, including serving as medical director and providing medical interpretation for diagnostic tests, pursuant to a management consultant agreement. We have agreed to pay an annual fee of $156,000 for these services and to reimburse the consultant for its out-of-pocket expenses. The agreement expires December 31, 2000, but will continue from year to year thereafter unless terminated by the consultant on 60 days' notice or by us on 180 days' notice or immediately upon the consultant's failure to perform its duties under the agreement. The agreement contains customary provisions regarding confidentiality and assignment of inventions or discoveries.

Communicade Investment

     In March 2000, we sold 95,000 shares of preferred stock and agreed to issue a common stock warrant to Communicade Inc. for an aggregate of $9.5 million. At the closing of this offering, the shares of preferred stock will automatically convert into an aggregate of 928,641 shares of common stock, assuming an initial public offering price of $11.00 per share. The warrant will entitle Communicade to purchase 2.5% of our outstanding common stock following this offering, or 373,216 shares of common stock, assuming an initial public offering price of $11.00 per share, at an exercise price equal to 200% of the initial public offering price per share less the underwriting discounts and commissions. Following consummation of this offering, the warrant will be fully vested and exercisable for a period of two years. See "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Warrants."



     We also entered into an Investor Rights Agreement under which we agreed to provide Communicade registration rights for the common stock issuable on conversion of the preferred stock. Under that agreement, Communicade agreed not to sell any preferred stock until September 2000 without our consent and, thereafter, to give us a right of first refusal to purchase any shares of preferred stock it proposes to sell or transfer other than to specified permitted transferees. We also agreed to give Communicade the right to participate on a proportionate basis if we sell additional securities in the future other than in specified types of transactions, which include this offering. Communicade's participation right will terminate after the closing of this offering. Prior to the completion of this offering, we have also agreed to provide periodic financial information to Communicade and to allow Communicade to designate one director. See "Description of Capital Stock--
Registration Rights."

     Communicade is a wholly owned subsidiary of Omnicom Group Inc. One of our directors, Thomas L. Harrison, is Chairman and Chief Executive Officer of the Diversified Agency Services unit of Omnicom Group and serves as a director of Omnicom Group.

Scirex Corporation

     In March 2000, we issued a warrant to purchase shares of common stock to Scirex Corporation for business advisory services it provided to us. The warrant entitles Scirex to purchase a number of shares of common stock equal to $1.0 million divided by the initial offering price, or 90,909 shares of common stock, assuming an initial public offering price of $11.00 per share. The Scirex warrant has a per share exercise price equal to the initial public offering price per share. Following consummation of this offering, the warrant will be fully vested and exercisable for a period of two years. See "Description of Capital Stock -- Warrants."

     We license our software applications and provide consulting and software maintenance services to Scirex. In 1999, we had revenues of $1.4 million from Scirex, and for the nine months ended September 30, 2000, we had revenues of $1.7 million from Scirex. These amounts represent approximately 5.2% of our pro forma revenues for 1999 and approximately 8.0% of our revenues for the nine months ended September 30, 2000. One of our directors, Thomas L. Harrison, is also a director of Scirex.

Relationship with Mr. Bonovitz

     Sheldon M. Bonovitz, one of our directors and a member of our audit and executive committees, is the Chairman, Chief Executive Officer and a partner of Duane, Morris & Heckscher LLP, which serves as our primary legal counsel.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of October 31, 2000, and as adjusted to reflect the sale of common stock in this offering, by:


o All those known by us to own beneficially more than 5% of our outstanding common stock
o Our chief executive officer
o Each of our directors
o All directors and executive officers as a group


     Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of October 31, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Percentage ownership in the following table is based on 10,000,000 shares of common stock currently outstanding and 14,928,641 shares of common stock outstanding immediately following the completion of this offering.


     In addition, the following table assumes that the underwriters do not exercise their over-allotment option.

                                                                           Percentage of Shares
                                                                                Outstanding
                                                                    -----------------------------------
                                             Number of Shares
                 Name                     Beneficially Owned(1)      Before Offering     After Offering
-------------------------------------   -------------------------   -----------------   ---------------
PRWW                                            10,000,000                 100%               67%
30 South 17th Street
Philadelphia, PA 19103
Joseph A. Esposito                                      --                  --                --
Joel Morganroth, M.D.                           10,000,000(2)              100                67
Sheldon M. Bonovitz                                     --                  --                --
Thomas L. Harrison                                      --(1)               --                --
Howard D. Ross                                          --                  --                --
John M. Ryan                                            --                  --                --
All directors and executive officers
 as a group (10 persons)                        10,000,000(1)(2)           100                67

------------
(1) Excludes 95,000 shares of our preferred stock owned by Communicade, which will convert upon the closing of this offering into 928,641 shares of common stock, assuming an initial public offering price of $11.00 per share. Also excludes the common stock issuable upon the exercise of a warrant we will grant to Communicade upon closing of this offering to purchase 373,216 shares of common stock, assuming an initial public offering price of $11.00 per share. Communicade is a wholly owned subsidiary of Omnicom Group. Mr. Harrison is a director of Omnicom Group and is Chairman and Chief Executive Officer of its Diversified Services Agency unit. Mr. Harrison disclaims beneficial ownership of these shares.

(2) These shares are owned of record by PRWW, of which Dr. Morganroth is Chairman and Chief Executive Officer. Dr. Morganroth disclaims beneficial ownership of such shares.

                         DESCRIPTION OF CAPITAL STOCK
General

     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, no par value per share. As of October 31, 2000, there were outstanding 10,000,000 shares of common stock and 95,000 shares of preferred stock that will automatically convert to shares of our common stock upon the completion of this offering. As of October 31, 2000, we had one holder of our common stock and one holder of our preferred stock.


     The following description of our capital stock and our certificate of incorporation and bylaws is only a summary. You should review the full provisions of our certificate of incorporation and bylaws, which we have filed with the Securities and Exchange Commission as exhibits to our registration statement.


Common Stock

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor, and shall be entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights.


Preferred Stock

     General. We are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation, preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock.


     Series A Convertible Preferred Stock. As of October 31, 2000, we had 95,000 shares of preferred stock outstanding. Upon completion of this offering, the outstanding preferred stock will automatically convert into the number of shares of common stock equal to $9.5 million divided by the initial public offering price per share, net of underwriting discounts and commissions. Assuming an initial public offering price of $11.00 per share, the shares of preferred stock will convert into 928,641 shares of common stock.


Warrants


     On completion of this offering and assuming an initial public offering price of $11.00 per share, we will have outstanding warrants to purchase:

     o 90,909 shares of common stock exercisable at a price equal to $11.00 per share


     o 373,216 shares of common stock exercisable at a price equal to $20.46 per share


     Both warrants will expire two years after the completion of the offering. The exercise price and the number of shares issuable upon exercise of the warrants may be adjusted following specific events including stock splits, stock dividends, reorganizations, recapitalizations, mergers or a sale of all or substantially all of our assets.

Options

     As of October 31, 2000, we had outstanding options to purchase an aggregate of 1,595,550 shares of common stock under our stock option plan, all of which have an exercise price of $15.00 per share. The exercise price and the number of shares issuable upon exercise of the options may be adjusted following specific events including stock splits, stock dividends, reorganizations, recapitalizations, mergers or a sale of all or substantially all of our assets. These options will become exercisable in three or four equal consecutive annual installments beginning one year after their respective 2000 grant dates.


Registration Rights

     Following completion of this offering, holders of the shares of common stock into which the preferred stock is converted will have the right to have those shares registered under the Securities Act of 1933. We provided these rights in our Investor Rights Agreement with Communicade. This agreement provides, in specific instances starting six months after completion of this offering, the holders of these shares with the right to require us to file a registration statement on their behalf. The agreement also provides these holders with the right to require us to include these shares in future registration statements we file under the Securities Act of 1933. Communicade has agreed, as part of its lock-up agreement, not to exercise these registration rights during the 180-day period after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. We do not know whether Communicade currently intends to exercise any of its registration rights. If we register shares of common stock pursuant to the exercise of these rights, the shares we register would become freely tradeable without restriction under the Securities Act of 1933 immediately upon the effectiveness of the registration and may adversely affect our stock price.

Certain Certificate of Incorporation, Bylaw and Statutory Anti-Takeover Provisions Affecting Stockholders

     Classified Board. We have divided our board of directors into three classes. Initially, Class I will serve until the annual meeting of stockholders in 2001, Class II will serve until the annual meeting of stockholders in 2002 and Class III will serve until the annual meeting of stockholders in 2003. Following this initial transition period, each class will serve for three years, with one class being elected each year. Removal of a member of the board of directors with or without cause requires a majority vote of the board of directors or of the stockholders. A majority of the remaining directors then in office, though less than a quorum, and the stockholders, are empowered to fill any vacancy on the board of directors.

     Advance Notice Bylaws. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our Secretary of the stockholder's intention to bring such business before the meeting.

     Section 203 of Delaware Law. We are subject to the "business combination" statute of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (a) the transaction is approved by the board of directors of the corporation prior to the interested stockholder attaining that status, (b) upon consummation of the transaction which resulted in the shareholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purpose of determining the number of shares outstanding those shares owned by (X) persons who are directors and also officers and (Y) employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation's voting stock. By virtue of our decision not to elect out of the statute's provisions, the statute applies to us. PRWW is not an "interested stockholder" because its acquisition of shares was approved by our board of directors. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     Directors Liability. The certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the certificate of incorporation shall not eliminate the liability of a director for (a) any breach of the director's duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases or (d) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and our stockholders' rights, through stockholder's derivative suits against us, to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described in clauses (a) through
(d) above. The limitations summarized above, however, do not affect the ability of us or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws. Our bylaws provide that we shall, to the extent permitted by Delaware law, as amended from time to time, indemnify and advance expense to the currently acting and former directors, officers, employees and agents of ours or of another enterprise if those individuals are serving at our request against all expenses arising in connection with their acting in such capacities. The provisions described above may also have the effect of delaying stockholder actions with respect to business combinations and the election of new members to our board of directors. As such, the provisions could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination with us or elect a new director to our board.

Transfer Agent

     The transfer agent and registrar for the common stock is First Union National Bank.

Nasdaq National Market Listing

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol ERES.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. Upon completion of this offering, we will have outstanding 14,928,641 shares of common stock, assuming no exercise of the underwriters' over-allotment option and an initial public offering price of $11.00 per share. Excluding the 4,000,000 shares of common stock offered hereby and assuming no exercise of the underwriters' over-allotment option and an initial public offering price of $11.00 per share, as of the effective date of this registration statement, there will be 10,928,641 shares of common stock outstanding, all of which will be restricted shares under the Securities Act of 1933. All restricted shares are subject to lock-up arrangements with the underwriters pursuant to which the holders of those shares have agreed not to sell, pledge or otherwise dispose of such shares for a period of 180 days after the date of this prospectus. Beginning January 1, 2001 and subject to the lock-up arrangements described above, 10,000,000 of such restricted shares will become available for sale pursuant to Rule 144. The remaining restricted shares will become available for sale pursuant to Rule 144 on March 24, 2001, subject to the lock-up arrangements described above. The general provisions of Rule 144 are described below. All of the restricted shares that will become available for sale in the public market beginning January 1, 2001 will be subject to volume and other resale restrictions pursuant to Rule 144 because PRWW, the holder of those shares, is one of our affiliates. SG Cowen Securities Corporation may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, SG Cowen Securities Corporation has no current plans to do so.


Rule 144 and Rule 144(k)


     In general, under Rule 144, any of our affiliates who has beneficially owned restricted shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of our common stock, approximately 149,286 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option and an initial public offering price of $11.00 per share or (b) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.


Stock Options

     We intend to file, within 180 days after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register shares issued in connection with option exercises. Shares of common stock issued upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements.

Lock-Up Agreements

     All of our officers, directors, stockholders and warrant holders have agreed pursuant to lock-up agreements that, among other things, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, or request that we register for sale, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrant or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. We do not know whether any parties to these lock-up agreements intend to ask for permission to offer, sell or otherwise dispose of their common stock within the lock-up period. See "Underwriting."

                                 UNDERWRITING

     Subject to the terms and conditions in an underwriting agreement, dated
           , 2000, the underwriters named below, through their representatives SG Cowen Securities Corporation and Prudential Securities Incorporated, have severally agreed to purchase from us the number of shares of common stock set forth opposite their names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters expect to deliver the shares against payment in New York, New York
on            , 2000.

    Underwriters                                         Number of Shares
    ------------                                         ----------------
    SG Cowen Securities Corporation .............
    Prudential Securities Incorporated ..........        ---------
    Total .......................................        4,000,000
                                                         =========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all the common stock offered by us, other than those shares covered by the over-allotment option described below, if any shares are purchased.

     At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the public offering price to our employees, friends, family members of our employees and employees of companies with which we do business. Prospective participants will not receive any investment materials other than a copy of this prospectus, and will be permitted to participate in this offering at the initial public offering price presented on the cover page of this prospectus. No commitment to purchase shares by any participant in the directed share program will be accepted until after the registration statement, of which this prospectus is a part, is effective and an initial public offering price has been established. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the shares sold hereby.

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price
less a concession not in excess of $   per share. Securities dealers may
reallow a concession not in excess of $   per share to other dealers. After the
initial offering of the common stock, the underwriters may vary offering price and other selling terms from time to time.

     We have granted to the underwriters an option to purchase up to an aggregate of 600,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. If the underwriters exercise the over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the table above.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds from the sale of shares to the underwriters before our expenses. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                            Without      With
                                              Per Share      Option     Option
                                             -----------   ---------   -------
Public offering price ....................
Underwriting discount ....................
Proceeds, before expenses, to us .........

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     Our directors, executive officers, stockholders and warrant holders have agreed that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, none of them will, directly or indirectly:

   o offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including, without limitation, common stock which may be deemed to be beneficially owned in accordance with rules and regulations promulgated under the Securities Act

   o enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock

SG Cowen Securities Corporation may, in its sole discretion, and at any time without notice, release all or a portion of the shares subject to lock-up agreements. SG Cowen Securities Corporation has informed us that it has no current intentions of releasing any shares subject to the lock-up agreements. Any determination made by SG Cowen Securities to release any shares subject to the lock-up agreements would be based on a number of factors on a case by case basis.

     The representatives may engage in over-allotment, open market purchases, stabilizing transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. In connection with this offering, the underwriters may make short sales by selling more shares than they are obligated to purchase under the underwriting agreement. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. In determining the source of the shares to close out a covered short sale, the underwriters will consider, among other things, the price of shares in the open market compared to the price at which they may purchase shares under the over-allotment option. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Any of these activities may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price range will be determined by negotiations between us and the underwriters. Among the factors considered in these negotiations will be prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

     One of the representatives, Prudential Securities Incorporated, facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors. Other than the prospectus in electronic format, the information on this web site is not part of this prospectus or the registration statement of which this prospectus forms a part and has not been approved and/or endorsed by us or any underwriter in such capacity and should not be relied upon by prospective investors.

     We estimate that our out-of-pocket expenses for this offering, not including the underwriting discount, will be approximately $1.1 million.


     We have applied for quotation of our common stock on the Nasdaq National Market under the symbol ERES.
                                 LEGAL MATTERS

     Duane, Morris & Heckscher, LLP, Philadelphia, Pennsylvania will provide us an opinion relating to the validity of the common stock issued in this offering. Sheldon M. Bonovitz, the Chairman and a partner of Duane, Morris & Heckscher, LLP, is a director of both eResearchTechnology, Inc. and PRWW. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock we are offering by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information described in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to eRT and the common stock, refer to the registration statement and the related exhibits and schedules. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street NW, Washington, D.C., 20549, Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at www.sec.gov. Upon completion of this offering, we must comply with the information and periodic reporting requirements of the Securities Exchange Act and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference room and the website of the Securities and Exchange Commission.

                         INDEX TO FINANCIAL STATEMENTS




eRESEARCHTECHNOLOGY, INC:

  Pro Forma Financial Statement--

      Basis of Presentation ............................................    F-2

      Pro Forma Statement of Operations ................................    F-3

   Historical Financial Statements--

      Report of Independent Public Accountants .........................    F-4

      Balance Sheets ...................................................    F-5

      Statements of Operations .........................................    F-6

      Statements of Stockholders' Equity ...............................    F-7

      Statements of Cash Flows .........................................    F-8

      Notes to Financial Statements ....................................    F-9

DLB SYSTEMS, INC.:

      Report of Independent Public Accountants .........................   F-27

      Statement of Operations ..........................................   F-28

      Statement of Cash Flows ..........................................   F-29

      Notes to Financial Statements ....................................   F-30
                           eRESEARCHTECHNOLOGY, INC.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENT

                             BASIS OF PRESENTATION



     On December 31, 1999, our parent, PRWW, Ltd. ("PRWW") sold the business and certain of the net assets of its domestic clinical trials management and clinical data management operations ("clinical research operations"). The sale agreement provides for PRWW to receive consideration that could total $18,000,000, of which $1,000,000 was paid on December 31, 1999, $8,000,000 was paid on January 31, 2000, and $248,000 was paid on May 1, 2000, with the balance, if any, payable over time, subject to adjustments and earn-outs.

     Effective January 1, 2000, PRWW contributed its technology and remaining operating business to us in exchange for all of our issued and outstanding stock. Accordingly, our historical financial statements present the Company as a division of PRWW, but essentially represent all of PRWW's operating assets, liabilities, revenues and expenses, including those related to the domestic clinical research operation. Our historical financial statements exclude PRWW's cash and cash equivalents, marketable securities, investments, interest income and related income tax amounts.

     The Pro Forma Statement of Operations for the year ended December 31, 1999 presents the Company's results of operations, assuming that the divestiture occurred as of January 1, 1999. The divestiture adjustments reflect the adjustments required to remove the results of operations directly attributable to the domestic clinical research operations that are factually supportable and to remove the gain on the sale. The Pro Forma Statement of Operations does not consider any adjustments for the Company's international clinical research operations, which were closed in the third quarter of 1999 as Article 11 of Regulation S-X only allows pro forma adjustments that are directly attributable to the transaction.

     On March 24, 2000, the Company sold 95,000 shares of preferred stock and agreed to issue a warrant to purchase 2.5% of the Company's outstanding common stock, as defined, for $9.5 million. The preferred stock is automatically convertible into Company common stock upon an initial public offering with proceeds of at least $25 million at the initial public offering price per share less the underwriting discounts and commissions. The warrant is issuable concurrent with an initial public offering and is exercisable for a two-year period at 200% of the initial public offering price per share less the underwriting discounts and commissions. The Company also issued a warrant to a customer to purchase the number of shares of common stock equal to $1.0 million divided by the initial public offering price per share. The warrant is exercisable for a two-year period following the initial public offering at a per share exercise price equal to the initial public offering price per share. The value of the beneficial conversion feature of the preferred stock of $715,000 and the value of the warrant issued to the preferred stockholder of $618,000 will be recorded as a charge against net income available to common stockholders upon the closing of the Company's initial public offering. The value of the warrant issued for advisory services of $345,000 will be recorded as a charge against operations upon the closing of the Company's initial public offering. The accompanying Pro Forma Statement of Operations does not include an adjustment to reflect these charges.

     The Pro Forma Statement of Operations should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this prospectus. The Pro Forma Statement of Operations is presented for informational purposes only and is not intended to be indicative of the results of operations that would have occurred had the divestiture been consummated as of the beginning of the period presented, nor is it intended to be indicative of future results of operations.

                           eRESEARCHTECHNOLOGY, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1999


                                                                              Divestiture
                                                           Historical         Adjustments         Pro Forma
                                                        ----------------   ----------------   ----------------
Net revenues:
 Licenses ...........................................     $  4,381,000      $          --       $  4,381,000
 Services ...........................................       21,694,000                 --         21,694,000
 CRO operations .....................................       16,710,000        (15,989,000)           721,000
                                                          ------------      -------------       ------------
    Total net revenues ..............................       42,785,000        (15,989,000)        26,796,000
                                                          ------------      -------------       ------------
Cost of revenues:
 Cost of licenses ...................................          319,000                 --            319,000
 Cost of services ...................................       12,578,000                 --         12,578,000
 Cost of CRO operations .............................       12,512,000        (11,397,000)         1,115,000
                                                          ------------      -------------       ------------
    Total cost of revenues ..........................       25,409,000        (11,397,000)        14,012,000
                                                          ------------      -------------       ------------
    Gross margin ....................................       17,376,000         (4,592,000)        12,784,000
                                                          ------------      -------------       ------------
Operating expenses:
 Selling and marketing ..............................        5,124,000         (2,139,000)         2,985,000
 General and administrative .........................        6,565,000         (1,143,000)         5,422,000
 Research and development ...........................        2,472,000                 --          2,472,000
                                                          ------------      -------------       ------------
    Total operating expenses ........................       14,161,000         (3,282,000)        10,879,000
                                                          ------------      -------------       ------------
Operating income ....................................        3,215,000         (1,310,000)         1,905,000
Gain on sale of CRO operations ......................        4,850,000         (4,850,000)                --
                                                          ------------      -------------       ------------
Income before income taxes ..........................        8,065,000         (6,160,000)         1,905,000
Income tax provision ................................        3,226,000         (2,472,000)           754,000
                                                          ------------      -------------       ------------
Net income ..........................................     $  4,839,000      $  (3,688,000)      $  1,151,000
                                                          ============      =============       ============
Basic and diluted net income per share ..............     $       0.48                          $       0.12
                                                          ============                          ============
Shares used to compute net income per share .........       10,000,000                            10,000,000
                                                          ============                          ============


      See Unaudited Pro Forma Financial Statement -- Basis of Presentation

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To eResearchTechnology, Inc.:


We have audited the accompanying consolidated balance sheets of eResearchTechnology, Inc., (a Delaware corporation and majority-owned subsidiary of PRWW, Ltd. -- see Note 1) and subsidiary as of December 31, 1998 and 1999 and September 30, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999 and the nine months ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eResearchTechnology, Inc. and subsidiary as of December 31, 1998 and 1999 and September 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 and the nine months ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.




                                                  ARTHUR ANDERSEN LLP





Philadelphia, PA
October 27, 2000
                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS



                                                                                                             Pro Forma
                                                                                                           Stockholders'
                                                                                                              Equity
                                                                 December 31,                                   at
                                                       --------------------------------   September 30,    September 30,
                                                             1998             1999             2000            2000
                                                       ---------------  ---------------  ---------------  --------------
                                                                                                            (Unaudited)
                                                                                                             (Note 11)
Assets
Current assets:
 Cash and cash equivalents ..........................   $         --     $         --      $ 5,706,000
 Accounts receivable, net ...........................     10,423,000        4,537,000        6,729,000
 Due from Parent ....................................             --               --          771,000
 Prepaid expenses and other .........................      2,047,000        1,092,000        1,498,000
 Deferred income taxes ..............................        159,000          235,000          906,000
                                                        ------------     ------------      -----------
    Total current assets ............................     12,629,000        5,864,000       15,610,000

Property and equipment, net .........................      4,110,000        2,705,000        3,908,000
Goodwill, net .......................................      2,160,000        1,844,000        1,607,000
Other assets ........................................         23,000           23,000           87,000
Deferred income taxes ...............................      3,631,000        2,889,000        2,846,000
                                                        ------------     ------------      -----------
                                                        $ 22,553,000     $ 13,325,000      $24,058,000
                                                        ============     ============      ===========

Liabilities, Redeemable Preferred Stock and
 Stockholders' Equity
Current liabilities:
 Accounts payable ...................................   $  2,519,000     $  1,761,000      $ 2,017,000
 Accrued expenses ...................................      1,099,000        3,322,000        4,171,000
 Income taxes payable ...............................         57,000          576,000          499,000
 Deferred revenues ..................................      5,556,000        2,404,000        2,919,000
                                                        ------------     ------------      -----------
    Total current liabilities .......................      9,231,000        8,063,000        9,606,000
                                                        ------------     ------------      -----------
Redeemable convertible preferred stock ..............                              --        9,500,000     $         --
                                                        ------------     ------------      -----------     ------------
Commitments and contingencies (Note 9)

Stockholders' equity:
 Preferred stock, no par value, 10,000,000 shares
   authorized, none issued and outstanding ..........             --               --               --               --
 Common stock, $.01 par value, 50,000,000 shares
   authorized, none issued and outstanding at
   December 31, 1998 and 1999; 10,000,000
   shares issued and outstanding at September 30,
   2000 actual and 10,928,641 shares issued and
   outstanding pro forma ............................             --               --          100,000          109,000
 Additional paid-in capital .........................             --               --        5,462,000       15,668,000
 Common stock warrants ..............................             --               --               --          963,000
 Accumulated deficit ................................             --               --         (610,000)      (2,288,000)
 Division equity ....................................     13,322,000        5,262,000               --               --
                                                        ------------     ------------      -----------     ------------
    Total stockholders' equity ......................     13,322,000        5,262,000        4,952,000     $ 14,452,000
                                                        ============     ============      ===========     ============
                                                        $ 22,553,000     $ 13,325,000      $24,058,000
                                                        ============     ============      ===========


        The accompanying notes are an integral part of these statements.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                              Year Ended December 31,
                                                 --------------------------------------------------
                                                       1997              1998             1999
                                                 ----------------  ---------------  ---------------
Net revenues:
 Licenses .....................................   $     210,000     $  5,142,000     $  4,381,000
 Services .....................................       7,485,000       14,611,000       21,694,000
 CRO operations ...............................       6,468,000       12,054,000       16,710,000
                                                  -------------     ------------     ------------
    Total net revenues ........................      14,163,000       31,807,000       42,785,000
Cost of revenues:
 Cost of licenses .............................          20,000          138,000          319,000
 Cost of services .............................       5,250,000        9,131,000       12,578,000
 Cost of CRO operations .......................       6,806,000       10,488,000       12,512,000
                                                  -------------     ------------     ------------
    Total cost of revenues ....................      12,076,000       19,757,000       25,409,000
                                                  -------------     ------------     ------------
    Gross margin ..............................       2,087,000       12,050,000       17,376,000
                                                  -------------     ------------     ------------
Operating expenses:
 Selling and marketing ........................       2,492,000        3,764,000        5,124,000
 General and administrative ...................       2,873,000        4,966,000        6,565,000
 Research and development .....................         357,000        3,131,000        2,472,000
 Acquired in-process research and
   development ................................       7,883,000               --               --
                                                  -------------     ------------     ------------
    Total operating expenses ..................      13,605,000       11,861,000       14,161,000
                                                  -------------     ------------     ------------
Operating income (loss) .......................     (11,518,000)         189,000        3,215,000
Interest income, net ..........................              --               --               --
Gain on sale of domestic CRO business .........              --               --        4,850,000
                                                  -------------     ------------     ------------
Income (loss) before income taxes .............     (11,518,000)         189,000        8,065,000
Income tax provision (benefit) ................      (4,530,000)          64,000        3,226,000
                                                  -------------     ------------     ------------
Net income (loss) .............................      (6,988,000)         125,000        4,839,000
Dividends on preferred stock ..................              --               --               --
                                                  -------------     ------------     ------------
Net income (loss) available to common
 shareholders .................................   $  (6,988,000)    $    125,000     $  4,839,000
                                                  =============     ============     ============
Basic and diluted net income (loss)
 per share ....................................   $       (0.70)    $       0.01     $       0.48
                                                  =============     ============     ============
Basic and diluted net income (loss) per
 share available to common shareholders           $       (0.70)    $       0.01     $       0.48
                                                  =============     ============     ============
Shares used in computing net income
 (loss) per share .............................      10,000,000       10,000,000       10,000,000
                                                  =============     ============     ============

                               [RESTUBBED TABLE]

                                                           Nine Months
                                                              Ended
                                                          September 30,
                                                 --------------------------------
                                                        1999             2000
                                                 -----------------  -------------
                                                    (Unaudited)
Net revenues:
 Licenses .....................................    $   2,702,000     $ 3,948,000
 Services .....................................       16,246,000      17,265,000
 CRO operations ...............................       13,010,000              --
                                                   -------------     -----------
    Total net revenues ........................       31,958,000      21,213,000
Cost of revenues:
 Cost of licenses .............................          120,000         491,000
 Cost of services .............................        9,133,000       9,813,000
 Cost of CRO operations .......................       10,144,000              --
                                                   -------------     -----------
    Total cost of revenues ....................       19,397,000      10,304,000
                                                   -------------     -----------
    Gross margin ..............................       12,561,000      10,909,000
                                                   -------------     -----------
Operating expenses:
 Selling and marketing ........................        3,933,000       3,482,000
 General and administrative ...................        4,743,000       4,282,000
 Research and development .....................        1,801,000       3,650,000
 Acquired in-process research and
   development ................................               --              --
                                                   -------------     -----------
    Total operating expenses ..................       10,477,000      11,414,000
                                                   -------------     -----------
Operating income (loss) .......................        2,084,000        (505,000)
Interest income, net ..........................               --         122,000
Gain on sale of domestic CRO business .........               --         248,000
                                                   -------------     -----------
Income (loss) before income taxes .............        2,084,000        (135,000)
Income tax provision (benefit) ................          834,000          (9,000)
                                                   -------------     -----------
Net income (loss) .............................        1,250,000        (126,000)
Dividends on preferred stock ..................               --        (335,000)
                                                   -------------     -----------
Net income (loss) available to common
 shareholders .................................    $   1,250,000     $  (461,000)
                                                   =============     ===========
Basic and diluted net income (loss)
 per share ....................................    $        0.13     $     (0.01)
                                                   =============     ===========
Basic and diluted net income (loss) per
 share available to common shareholders            $        0.13     $     (0.05)
                                                   =============     ===========
Shares used in computing net income
 (loss) per share .............................       10,000,000      10,000,000
                                                   =============     ===========


        The accompanying notes are an integral part of these statements.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 Common Stock          Additional
                                          --------------------------     Paid-in     Accumulated      Division
                                              Shares        Amount       Capital       Deficit         Equity           Total
                                          -------------  -----------  ------------  -------------  --------------  --------------
Balance, December 31, 1996 .............           --     $     --    $       --     $       --     $  1,018,000    $ 1,018,000

 Net loss ..............................           --           --            --             --       (6,988,000)    (6,988,000)

 Deemed distribution to Parent of
   deferred tax asset ..................           --           --            --             --         (493,000)      (493,000)

 Net cash contribution from Parent .....           --           --            --             --       15,167,000     15,167,000
                                           ----------     --------    ----------     ----------     ------------    -----------
Balance, December 31, 1997 .............           --           --            --             --        8,704,000      8,704,000

 Net income ............................           --           --            --             --          125,000        125,000

 Deemed distribution to Parent of
   deferred tax asset ..................           --           --            --             --         (647,000)      (647,000)

 Net cash contribution from Parent .....           --           --            --             --        5,140,000      5,140,000
                                           ----------     --------    ----------     ----------     ------------    -----------
Balance, December 31, 1998 .............           --           --            --             --       13,322,000     13,322,000

 Net income ............................           --           --            --             --        4,839,000      4,839,000

 Deemed distribution to Parent of
   proceeds from sale of domestic
   clinical research operations, net
   of tax ..............................           --           --            --             --       (7,060,000)    (7,060,000)

 Issuance of Parent common stock
   option to non-employee ..............           --           --            --             --           30,000         30,000

 Net cash distribution to Parent .......           --           --            --             --       (5,869,000)    (5,869,000)
                                           ----------     --------    ----------     ----------     ------------    -----------
Balance, December 31, 1999 .............           --           --            --             --        5,262,000      5,262,000

 Contribution of business from
   Parent in exchange for common
   stock ...............................   10,000,000      100,000     5,162,000             --       (5,262,000)            --

 Deemed distribution to Parent of
   proceeds from sale of domestic
   clinical research operations, net
   of tax ..............................           --           --            --       (149,000)              --       (149,000)

 Deemed contribution by Parent of
   note receivable .....................           --           --       300,000             --               --        300,000

 Net loss ..............................           --           --            --       (126,000)              --       (126,000)
 Dividends on preferred stock ..........           --           --            --       (335,000)              --       (335,000)
                                           ----------     --------    ----------     ----------     ------------    -----------
Balance, September 30, 2000 ............   10,000,000     $100,000    $5,462,000     $ (610,000)    $         --    $ 4,952,000
                                           ==========     ========    ==========     ==========     ============    ===========

        The accompanying notes are an integral part of these statements.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Year Ended December 31,
                                                ---------------------------------------------------
                                                       1997              1998             1999
                                                -----------------  ---------------  ---------------
Operating activities:
 Net income (loss) ...........................    $  (6,988,000)    $     125,000    $   4,839,000
 Adjustments to reconcile net income
   (loss) to net cash provided by (used
   in) operating activities--
   Gain on sale of domestic CRO
    operation, net of tax ....................               --                --       (2,910,000)
   Depreciation and amortization .............          709,000         1,606,000        2,167,000
   Provision for losses on accounts
    receivable ...............................               --                --          399,000
   Provision for impairment of note
    receivable ...............................               --                --               --
   Issuance of stock options and war-
    rants for services rendered ..............               --                --           30,000
   Acquired in-process research and
    development ..............................        7,883,000                --               --
   Deferred income taxes .....................       (4,642,000)           (5,000)         688,000
   Loss on sales of property and
    equipment ................................           36,000                --           20,000
   Changes in operating assets and
    liabilities, excluding effects of
    business acquisition and disposi-
    tion: ....................................
      Accounts receivable ....................       (1,277,000)       (5,254,000)       1,320,000
      Prepaid expenses and other .............         (524,000)       (1,231,000)         955,000
      Accounts payable .......................         (295,000)          774,000         (550,000)
      Accrued expenses .......................           21,000            11,000        2,128,000
      Income taxes payable ...................         (512,000)          (22,000)         497,000
      Deferred revenues ......................          586,000         2,208,000       (1,470,000)
                                                  -------------     -------------    -------------
       Net cash provided by (used
         in) operating activities ............       (5,003,000)       (1,788,000)       8,113,000
                                                  -------------     -------------    -------------
Investing activities:
   Purchases of property and
    equipment ................................       (1,509,000)       (3,352,000)      (2,317,000)
   Proceeds from sales of property and
    equipment ................................               --                --           73,000
   Net cash paid for business
    acquisition ..............................       (8,655,000)               --               --
                                                  -------------     -------------    -------------
      Net cash used in investing
       activities ............................      (10,164,000)       (3,352,000)      (2,244,000)
                                                  -------------     -------------    -------------
Financing activities:
   Proceeds from issuance of redeem-
    able convertible preferred stock .........               --                --               --
   Increase in amount due from Parent.                       --                --               --
   Net contribution from (distribution
    to) Parent ...............................       15,167,000         5,140,000       (5,869,000)
                                                  -------------     -------------    -------------
   Net cash provided by (used in)
    financing activities: ....................       15,167,000         5,140,000       (5,869,000)
                                                  -------------     -------------    -------------
Net increase in cash and cash equivalents                    --                --               --
Cash and cash equivalents, beginning of
 period ......................................               --                --               --
                                                  -------------     -------------    -------------
Cash and cash equivalents, end of period          $          --     $          --    $          --
                                                  =============     =============    =============



                               [RESTUBBED TABLE]

                                                          Nine Months
                                                             Ended
                                                         September 30,
                                                --------------------------------
                                                      1999             2000
                                                ---------------  ---------------
                                                  (Unaudited)
Operating activities:
 Net income (loss) ...........................   $   1,250,000    $    (126,000)
 Adjustments to reconcile net income
   (loss) to net cash provided by (used
   in) operating activities--
   Gain on sale of domestic CRO
    operation, net of tax ....................              --         (149,000)
   Depreciation and amortization .............       1,658,000        1,327,000
   Provision for losses on accounts
    receivable ...............................         206,000          638,000
   Provision for impairment of note
    receivable ...............................              --          300,000
   Issuance of stock options and war-
    rants for services rendered ..............              --               --
   Acquired in-process research and
    development ..............................              --               --
   Deferred income taxes .....................         598,000         (285,000)
   Loss on sales of property and
    equipment ................................              --               --
   Changes in operating assets and
    liabilities, excluding effects of
    business acquisition and disposi-
    tion: ....................................
      Accounts receivable ....................        (746,000)      (2,830,000)
      Prepaid expenses and other .............         561,000         (470,000)
      Accounts payable .......................        (999,000)         256,000
      Accrued expenses .......................       2,174,000          171,000
      Income taxes payable ...................         (57,000)         (77,000)
      Deferred revenues ......................        (973,000)         515,000
                                                 -------------    -------------
       Net cash provided by (used
         in) operating activities ............       3,672,000         (730,000)
                                                 -------------    -------------
Investing activities:
   Purchases of property and
    equipment ................................      (1,719,000)      (2,293,000)
   Proceeds from sales of property and
    equipment ................................              --               --
   Net cash paid for business
    acquisition ..............................              --               --
                                                 -------------    -------------
      Net cash used in investing
       activities ............................      (1,719,000)      (2,293,000)
                                                 -------------    -------------
Financing activities:
   Proceeds from issuance of redeem-
    able convertible preferred stock .........              --        9,500,000
   Increase in amount due from Parent.                      --         (771,000)
   Net contribution from (distribution
    to) Parent ...............................       1,953,000               --
                                                 -------------    -------------
   Net cash provided by (used in)
    financing activities: ....................      (1,953,000)       8,729,000
                                                 -------------    -------------
Net increase in cash and cash equivalents                   --        5,706,000
Cash and cash equivalents, beginning of
 period ......................................              --               --
                                                 -------------    -------------
Cash and cash equivalents, end of period         $          --    $   5,706,000
                                                 =============    =============


        The accompanying notes are an integral part of these statements.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)


1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Background and Basis of Presentation

     eResearchTechnology, Inc. (the "Company") is a provider of integrated software applications and technology consulting services to its customers in the pharmaceutical, biotechnology and medical device industries and clinical research organizations serving those industries. The Company is also a leading provider of centralized collection and interpretation of electrocardiograms, one of the most frequently used diagnostic tests in a clinical trial. Prior to the December 31, 1999 sale of the domestic clinical research operations (see
Note 3), the Company also provided its customers clinical trial and data management services. The clinical research operations were not a reportable business segment and, therefore, the sale has not been reported as a discontinued operation.

     Historically, the Company operated through two business segments:
Technology Operations and Clinical Operations (see Note 10). Technology Operations include software development, sales and support and consulting services. Clinical Operations include clinical trial support services, which consist primarily of the centralized collection and interpretation of electrocardiograms, and clinical research operations, which consist primarily of clinical trial and data management.

     The Company was incorporated in December 1999 as a wholly owned subsidiary of PRWW, Ltd. ("PRWW"), a publicly traded company. Effective January 1, 2000, PRWW contributed its technology and operating businesses to the Company in exchange for all of its issued and outstanding capital stock. Accordingly, the historical financial statements present the Company as a division of PRWW through December 31, 1999, but essentially represent all of PRWW's historical operating assets, liabilities, revenues and expenses for all periods presented. The Company's financial statements exclude PRWW's cash and cash equivalents, marketable securities, investments, interest income and related income tax amounts.

     The financial statements for the nine months ended September 30, 1999 are unaudited and, in the opinion of the management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such period. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year.

Principals of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.


Use of Estimates


     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenues

     The Company's software revenues relate primarily to sales of perpetual licenses to end-users. Software arrangements with customers often include multiple elements, including product licenses, maintenance and/or other services. The Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence. This objective evidence of fair value is specific to the Company and consists either of prices derived from sales of elements when they are sold separately, such as the stated renewal rate for maintenance, or the price established by management for the sale of the elements in the ordinary course of business.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)


     Revenues from software licenses are recognized when a formal agreement exists, delivery of the software has occurred, collectibility is probable and the license fee is fixed or determinable. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, typically 12 months. Revenues from training and consulting services are recognized as services are performed (see Note 7). Revenues from usage-based services for which the Company charges a contracted fee-for-service and clinical research services are generally recorded when services are rendered. Usage services consist primarily of the centralized collection and interpretation of electrocardiograms. The Company often receives non-refundable deposits from its customers related to usage services and clinical research services that are recorded as deferred revenues in the accompanying consolidated balance sheets. Revenues for the year ended December 31, 1998 include a $750,000 nonrefundable deposit and termination fee under a contract that was cancelled before completion.

Warranty

     The Company does not offer its customers a general right of return. Software license agreements provide for a 30-day warranty period for defects. The Company's policy is to estimate the amount of future warranty costs at the date revenue is recognized and to accrue that amount as a liability. To date, warranty costs have been nominal and no amount has been accrued.


Prepaid Expenses and Other

     Prepaid expenses and other current assets includes advances of $989,000 and $282,000 at December 31, 1998 and 1999, respectively, made by the Company for lease build-out costs reimbursed by landlords.

Property and Equipment


     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term. Repair and maintenance costs are expensed as incurred. Improvements and betterments are capitalized. Gains or losses on the disposition of property and equipment are included in operations. Depreciation expense was $605,000, $1,228,000, $1,851,000, $1,421,000 and $1,090,000 for the
years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively.


Goodwill


     Goodwill is amortized using the straight-line method over eight years and is net of accumulated amortization of $704,000, $1,020,000 and $1,257,000 as of December 31, 1998 and 1999 and September 30, 2000, respectively. The related amortization expense was $104,000, $378,000, $316,000, $237,000 and $237,000
for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively.


Long-Lived Assets

     The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance of long-lived assets may not be recoverable. If factors indicate that long-lived assets should be evaluated for possible impairment, the Company would use an estimate of the related undiscounted cash flows in measuring whether long-lived
                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)


assets should be written down to their fair value, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Management believes that there has been no impairment of long-lived assets as of September 30, 2000.


Accrued Expenses


     Included in accrued expenses at December 31, 1998 and 1999 and September 30, 2000 was accrued compensation of $515,000, $1,390,000 and $1,054,000, respectively. Also included in accrued expenses at December 31, 1999 was $620,000 for a commission payable to a third-party under a marketing assistance agreement.


Software Development Costs

     Research and development expenditures are charged to operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company has determined that technological feasibility for its products is generally achieved upon completion of a working model. Since software development costs have not been significant after the completion of a working model, all such costs have been charged to expense as incurred.

Advertising Costs


     The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000 was $310,000, $473,000, $481,000, $375,000 and
$560,000, respectively.


Income Taxes


     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to 2000, the Company was not a tax paying entity and was included in the consolidated federal tax return of PRWW. The accompanying financial statements reflect the accounting for income taxes on a separate-company basis as if the Company was a tax paying entity separate from PRWW for all periods presented. In 1997 and 1998, net operating loss carryforwards generated by the Company on a separate-company basis were utilized by PRWW to offset nonoperating income. The corresponding reduction to the Company's deferred income tax assets has been recorded as a deemed distribution to PRWW.

     In 2000, the Company will be included in certain PRWW consolidated income tax filings and, accordingly, the Company and PRWW have entered into a tax sharing agreement that requires the Company to pay PRWW for the Company's portion of PRWW's tax liabilities, as defined. Under the agreement, PRWW will reimburse the Company for any tax benefit, as defined, generated by the Company (see Note 7).


Supplemental Cash Flow Information

     The following table displays the net non-cash assets that were consolidated (deconsolidated) as a result of the Company's 1997 business acquisition (see Note 2) and 1999 business divestiture (see Note 3):

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)

                                                            Year Ended December 31,
                                                       ----------------------------------
                                                            1997               1999
                                                       --------------   -----------------
     Non-cash assets (liabilities):
       Accounts receivable .........................    $  1,055,000      $  (4,167,000)
       Prepaid expenses and other ..................          35,000                 --
       Property and equipment ......................         386,000         (1,778,000)
       Other assets ................................          23,000                 --
       In-process research and development .........       7,883,000                 --
       Goodwill ....................................       2,548,000                 --
       Accounts payable ............................      (1,209,000)           208,000
       Accrued expenses ............................        (450,000)           (95,000)
       Deferred revenues ...........................      (1,616,000)         1,682,000
                                                        ------------      -------------
                                                        $  8,655,000      $  (4,150,000)
                                                        ============      =============

Concentration of Credit Risk and Significant Customers


     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable from companies operating in the pharmaceutical, biotechnology and medical device industries. For the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 2000, no single client accounted for greater than 10% of net revenues. For the year ended December 31, 1999, one clinical research operations client accounted for 11.1% of net revenues. The loss of a significant customer could have a material adverse effect on the Company's operations.


Translation of Foreign Financial Statements


     Assets and liabilities of the Company's UK subsidiary are translated at the exchange rate as of the end of each reporting period. The income statement is translated at the average exchange rate for the period. Annual and cumulative adjustments from translating the UK financial statements are immaterial.

Restatement of Certificate of Incorporation and Stock Split

     During 2000, the Company authorized new shares and effectuated a split of its common stock, which has been retroactively reflected in the accompanying financial statements (see Note 12).


Net Income (Loss) Per Common Share


     The Company follows SFAS No. 128 "Earnings per Share". This statement requires the presentation of basic and diluted earnings per share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year, adjusted for the dilutive effect of common stock equivalents. As the Company did not have any common stock equivalents outstanding during the three years ended December 31, 1999, basic and diluted net income (loss) per share are the same for the years ended December 31, 1997, 1998 and 1999. As of September 30, 2000, there were options to purchase 1,562,350 shares of common stock, warrants to purchase 464,125 shares of common stock based on an $11.00 per share initial public offering price and preferred stock convertible into 928,641 shares of common stock based on an $11.00 per share initial public offering price excluded from the calculation of diluted net loss per share, as the impact would be antidilutive. In addition, net income (loss) per share has been calculated for all periods presented based on the 10,000,000 shares of common stock issued to PRWW effective January 1, 2000.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

2. ACQUISITION OF DLB SYSTEMS, INC.

Overview -- The Acquisition of DLB Systems, Inc.

     Effective October 31, 1997, the Company acquired substantially all of the assets of DLB Systems, Inc. ("DLB") for $6,500,000 in cash, its prior $1.0 million investment and the assumption of certain liabilities. The acquisition was accounted for under the purchase method of accounting, whereby the purchase price was allocated to the assets acquired and the liabilities assumed, based on their fair market values at the acquisition date. The excess of the purchase price over the estimated fair market value of the net assets acquired was assigned to identifiable intangibles. The Company assigned $7,883,000 to in-process research and development and such amount was charged to operations in the accompanying consolidated statement of operations. The Company also recorded goodwill of $2,548,000, which is being amortized on a straight-line basis over eight years.

     DLB's results of operations have been included in the Company's consolidated financial statements from the effective date of the acquisition. The following table summarizes the unaudited pro forma results of operations of the Company as if the acquisition of DLB had occurred on January 1, 1996. The pro forma information does not purport to be indicative of the results that would have been attained if the operations had actually been combined during the periods presented.


                                                          Year Ended December 31,
                                                      -------------------------------
                                                           1996             1997
                                                      --------------   --------------
     Net revenues .................................    $ 21,615,000     $ 18,868,000
     Operating loss ...............................      (1,751,000)      (5,687,000)
     Net loss .....................................      (1,477,000)      (3,527,000)
     Basic and diluted net loss per share .........           (0.15)           (0.35)

     The pro forma amounts do not include the one-time charge of $7,883,000 related to the write-off of in-process research and development.


     The nature of the efforts required to develop the acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing and testing activities that are necessary to establish that the products can be produced to meet their design requirements, including functions, features and technical performance requirements. If the research and development project and technologies are not completed as planned, they will neither satisfy the technical requirements of a changing market nor be cost effective.



     As of the acquisition date, DLB had progressed in its development efforts related to the next-generation software technology. This new product suite was being designed with a dramatically more flexible software architecture allowing for new advanced features and functionality.


     The technology development projects under development at the time of the acquisition primarily involved significant efforts as follows.



     Recorder Technology. At the acquisition date, the research and development related to the Recorder and Recorder Remote technology project (collectively referred to as the "Recorder Project") involved software and system technology designed to enable effective clinical data management. The Recorder Project focused on designing software and system technology that would allow for fast setup, standardization through a modular approach, unified report form design, improved data quality and reduced programmer support needs and
                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

2. ACQUISITION OF DLB SYSTEMS, INC. -- (Continued)


would be Internet enabled. Overall, substantial progress had been made related to the research and development of the Recorder Project at the acquisition date. The primary remaining risks at the acquisition date included the completion of remaining final design work, prototyping and testing activities.


     The Company anticipated that development related to this project would be completed in late 1998, after which the Company expected to begin generating economic benefits from completed development associated with the in-process research and development. The Recorder technology was approximately 60% complete at the time of the acquisition and costs to complete the research and development efforts related to the Recorder technology project were expected to total approximately $2,100,000.


     Monitor Technology. At the acquisition date, the research and development related to the Monitor technology project involved creation of new software technology designed to enable planning, managing and monitoring of clinical trials. The Monitor project focused on designing software and system technology that would allow increased flexibility and functionality in the clinical trial process, including planning and scheduling, budgeting and reporting of clinical trials, and provide system security features. Overall, significant progress had been made related to the research and development of the Monitor project at the acquisition date. The primary remaining risks at the acquisition date were related to the completion of prototyping and testing functions.


     The Company anticipated that development related to this project would be completed in mid 1998, after which the Company expected to begin generating economic benefits from the development. The Monitor technology was approximately 85% complete at the time of the acquisition and costs to complete the research and development efforts related to the Monitor technology project were expected to total approximately $200,000.


     Alert Technology. At the acquisition date, the research and development related to the Alert technology project involved software and system technology designed to handle and post regulatory requirements related to clinical trials. The Alert project focused on designing software and system technology that would allow tracking of adverse event cases through all stages of data entry, assessment, follow-up, and regulatory reporting by enabling the user to quickly generate reports, track reports and view a single screen summary for management review. Overall, substantial progress had been made related to the research and development of the Alert project at the acquisition date. The primary remaining risks at the acquisition date were related to the completion of remaining prototyping and testing activities.


     The Company anticipated that development related to this project would be completed in the beginning of 1998, after which the Company expected to begin generating economic benefits from the completed development. The Monitor technology was approximately 85% to 90% complete at the time of the acquisition and costs to complete the research and development efforts related to the Alert technology project were expected to total approximately $400,000.


Valuation Analysis


  Revenue

     The value of the acquired in-process technologies was computed using a discounted cash flow analysis on the anticipated income stream of the related product sales. The value assigned to purchased in-process technology was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net
                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

2. ACQUISITION OF DLB SYSTEMS, INC. -- (Continued)


cash flows to their present value. The revenue projection used to value the in-process research and development was based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by the Company and its competitors. Future revenue estimates were generated from the next-generation DLB product line. Aggregate revenue for DLB products was estimated to be approximately $7,800,000 for the period ending December 31, 1997. Thereafter, revenue was estimated to increase at a compound annual rate of 29% through fiscal year 2002, with the growth rate then steadily declining to approximately 7% growth.


  Operating Expenses


     Operating expenses used in the valuation analysis of DLB included (i) cost of sales and selling, general and administrative expenses and (ii) research and development expenses. Operating expenses were estimated based on historical results and discussions with management regarding anticipated cost savings. Due to purchasing power increases and general economies of scale, estimated operating expense as a percentage of revenues were expected to decrease after the acquisitions.


     Operating Expenses: Operating expenses, expressed as a percentage of revenue, for the developed and in-process technologies identified in the valuation were estimated to range from 107% down to 82% for fiscal 1997 through 1999 and remain steady thereafter.


     Research and Development: Research and development expenses consist of the costs associated with activities undertaken to develop new software and to keep products responsive to market demands. The research and development expense was estimated to be 18% of revenues in fiscal 1997, declining to 15% of revenues by 1999 and remaining steady thereafter.


  Effective income tax rate

     The effective income tax rate utilized in the analysis of the DLB technology was 40% throughout the valuation period. The 40% reflects the Company's estimated combined federal and state statutory income tax rate.

  Discount rate

     The discount rate selected for developed and in-process technology was 25% and 30%, respectively. In the selection of the appropriate discount rate, consideration was given to the Weighted Average Cost of Capital ("WACC"), which was determined, in part, by using the Capital Asset Pricing Model (CAPM). The discount rate utilized for the in-process technology was significantly higher than the Company's WACC due to the risk of realizing cash flows from products that had yet to reach technological feasibility.

Allocation of Value

     The fair values of the assets acquired from DLB were allocated among in-process research and development, developed technology and purchase price in excess of identifiable assets. The results of the allocation of values between the assets are as follows: in-process research and development of $7,883,000 and purchase price in excess of identifiable assets of $2,548,000.

Comparison to Actual Results


     The Company believed that the foregoing assumptions used in the DLB's in-process research and development analysis were reasonable at the time of the acquisition. No assurance could be given that the
                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

2. ACQUISITION OF DLB SYSTEMS, INC. -- (Continued)

underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, would transpire as estimated. However, management indicated that as of a current date, the in-process research and development projects have all been completed.


     The Company currently believes that actual results have been consistent with forecasts related to the acquired in-process revenues. In addition, the Company believes that expenses incurred to date associated with the development and integration of the in-process research and development projects are consistent with the Company's previous estimates.


3. SALE OF THE DOMESTIC CLINICAL RESEARCH OPERATIONS:


     On December 31, 1999, PRWW sold the business and certain of the net assets of its domestic clinical research operation, which consisted of clinical trial management and clinical data management operations. PRWW received cash consideration of $1,000,000 on December 31, 1999, $8,000,000 on January 31, 2000 and $248,000 on May 1, 2000, with additional consideration, if any, payable over time, subject to adjustments and earn-outs. The Company receives no proceeds from the sale as PRWW retains all proceeds. Accordingly, we have recorded the proceeds received on the sale, net of taxes, as a deemed distribution to PRWW.


4. ACCOUNTS RECEIVABLE:


                                                         December 31,
                                               ---------------------------------    September 30,
                                                     1998              1999             2000
                                               ---------------   ---------------   --------------
   Billed ..................................    $ 10,307,000       $ 4,624,000      $  7,543,000
   Unbilled ................................         359,000           338,000           215,000
   Allowance for doubtful accounts .........        (243,000)         (425,000)       (1,029,000)
                                                ------------       -----------      ------------
                                                $ 10,423,000       $ 4,537,000      $  6,729,000
                                                ============       ===========      ============



5. PROPERTY AND EQUIPMENT:





                                                      December 31,
                                             -------------------------------    September 30,
                                                  1998             1999             2000
                                             --------------   --------------   --------------
   Computer and other equipment ..........    $  9,466,000     $  9,230,000     $ 11,225,000
   Furniture and fixtures ................       1,436,000        1,154,000        1,365,000
   Leasehold improvements ................         808,000          480,000          563,000
                                              ------------     ------------     ------------
                                                11,710,000       10,864,000       13,153,000
   Less-Accumulated depreciation .........      (7,600,000)      (8,159,000)      (9,245,000)
                                              ------------     ------------     ------------
                                              $  4,110,000     $  2,705,000     $  3,908,000
                                              ============     ============     ============


6. INCOME TAXES:


     Prior to 2000, the Company was not a tax paying entity and was included in the consolidated federal tax return of PRWW. The accompanying financial statements reflect the accounting for income taxes on a separate-company basis as if the Company was a tax paying entity separate from PRWW for all periods presented. In 2000, the Company will be included in certain PRWW consolidated income tax filings and, accordingly the Company and PRWW have entered into a tax sharing agreement that requires the Company to pay PRWW for the Company's portion of PRWW's tax liabilities, as defined. Under the agreement, PRWW will reimburse the Company for any tax benefit, as defined, generated by the Company (see Note 7).

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

6. INCOME TAXES:  -- (Continued)

     The income tax provision (benefit) consists of the following:


                                                                                     Nine Months
                                             Year Ended December 31,                    Ended
                                -------------------------------------------------    September 30,
                                       1997              1998            1999            2000
                                -----------------   -------------   -------------   --------------
Current provision (benefit):
 Federal ....................     $          --      $       --      $1,165,000       $  (95,000)
 State ......................           112,000          69,000         207,000               --
 Foreign ....................                --              --         128,000          371,000
                                  -------------      ----------      ----------       ----------
                                        112,000          69,000       1,500,000          276,000
                                  -------------      ----------      ----------       ----------
Deferred provision (benefit):
 Federal ....................        (3,100,000)       (109,000)      1,372,000         (201,000)
 State ......................        (1,113,000)       (105,000)        354,000          (84,000)
 Foreign ....................          (429,000)        209,000              --               --
                                  -------------      ----------      ----------       ----------
                                     (4,642,000)         (5,000)      1,726,000         (285,000)
                                  -------------      ----------      ----------       ----------
                                  $  (4,530,000)     $   64,000      $3,226,000       $   (9,000)
                                  =============      ==========      ==========       ==========

     Foreign income (loss) before income taxes was $(1,300,000), $676,000, $414,000 and $1,197,000 for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000, respectively.


     The reconciliation between the federal statutory income tax rate and the Company's effective income tax rate is as follows:



                                                                                        Nine Months
                                                        Year Ended December 31,           Ended
                                                     ------------------------------    September 30,
                                                        1997       1998      1999          2000
                                                     ----------   ------   --------   --------------
   Tax at federal statutory rate .................      (34)%      34%         34%         (34%)
   State and local taxes, net of federal .........       (6)       --           6           (6%)
   Other, primarily non-deductible expenses ......        1        --          --           33%
                                                        ---        --          --          ---
                                                        (39)%      34%         40%          (7)%
                                                        ===        ==          ==          ===

     The components of the Company's net deferred tax asset are as follows:

                                                        December 31,
                                               ------------------------------   September 30,
                                                     1998            1999           2000
                                               ---------------  -------------  --------------
  Goodwill amortization .....................    $ 2,986,000     $2,876,000      $2,737,000
  Net operating loss carry-forwards .........        652,000         33,000              --
  Depreciation ..............................         (7,000)       (86,000)         (8,000)
  Reserves and accruals .....................        159,000        301,000       1,023,000
                                                 -----------     ----------      ----------
                                                 $ 3,790,000     $3,124,000      $3,752,000
                                                 ===========     ==========      ==========

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

7. RELATED PARTY TRANSACTIONS:


Transactions with the Company's Chairman

     The Company's Chairman, who is the Chief Executive Officer of PRWW, is a cardiologist who provides medical services to the Company as an independent contractor through his wholly-owned professional corporation (see Note 9). Fees incurred under this consulting arrangement approximated $144,000, $144,000, $156,000, $117,000 and $117,000 for the years ended December 31, 1997, 1998 and
1999 and the nine months ended September 30, 1999 and 2000, respectively. In addition, at December 31, 1998 and 1999 amounts owed to the Company's Chairman in connection with the consulting agreement were $48,000 and $52,000, respectively. No amount was owed to the Company's Chairman at September 30, 2000.

Transactions with PRWW

     Effective January 1, 2000, the Company entered into a tax sharing agreement with PRWW. Pursuant to the tax sharing agreement, the Company and PRWW will make payments to one another that, with respect to any period, will be determined by calculating the difference between PRWW's consolidated combined unitary group tax liability with and without the Company's inclusion. In general, the tax sharing agreement is effective only for tax periods in which the Company is a member of the PRWW consolidated group for federal income tax purposes. The tax sharing agreement allows for the Company to carry back any net operating loss, net capital loss or tax credit allowed under the tax law that arises in any taxable year in which the Company is not a member of the PRWW consolidated group, to a tax return filed by the PRWW consolidated group in which the Company was included as a member. In that case, the Company would be entitled to receive from PRWW any refund of taxes resulting from such carryback. Similar rules apply to state and local taxes, as well.

     Effective January 1, 2000, the Company also entered into a services and support agreement with PRWW. Other than their CEO, who is the Company's Chairman, PRWW does not have any employees. The Company provides a broad range of financial and administrative services to PRWW for which PRWW pays a $10,000 monthly fee and reimburses the Company 6.5% of its chief executive officer's salary and 25% of its chief financial officer's salary. The Company accounts for these transactions as a reduction of operating expenses, as the agreement is intended to represent a cost sharing arrangement based on actual costs incurred. The Company also provides office space for the Chief Executive Officer of PRWW. PRWW has also agreed to: (i) provide any cash advances the Company reasonably needs for business and operations, subject to a $10.0 million limit, for which interest will be paid at the prime rate; (ii) make PRWW's Chairman and CEO available to the Company to provide management support, consultation and advice to the Company regarding strategic business planning, corporate development, acquisitions, technology and securities laws compliance matters, (iii) provide a broad range of insurance coverage for the Company under its insurance policies. The Company pays 50% of the salary paid by PRWW to its Chairman and CEO and a portion of the premiums for any PRWW insurance policies. We believe there will be no material difference between the cost of services provided and the fees paid or received. However, PRWW has agreed to consider in good faith any adjustments that may be necessary to the monthly fee if the resources the Company provides under the agreement are disproportionate to the fee. Any material difference between the actual cost of services provided and the adjusted monthly fees received will be accounted for as a deemed capital transaction. Total charges to PRWW by the Company and to the Company by PRWW under these arrangements for the nine months ended September 30, 2000 were $546,000 and $141,000, respectively. The Company believes such fees are reflective of the actual costs incurred and resources received, respectively. At September 30, 2000, the Company's receivable from PRWW was $771,000. The Company also borrowed money from PRWW for working capital purposes during the nine months ended September 30, 2000 and such borrowings were repaid as of September 30, 2000. Interest was charged at the prime rate.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

7. RELATED PARTY TRANSACTIONS:  -- (Continued)

Consulting Agreement with AmericasDoctor.com


     PRWW owns an equity investment in AmericasDoctor.com, an Internet company that provides physician referrals and healthcare events on AOL's health web page. In 1999, the Company entered into a two-year, $4.6 million consulting contract with AmericasDoctor.com to help them develop their clinical trial patient recruitment site. During 1999 and the nine months ended September 30, 2000, the Company recognized net revenues of $2.3 million and $1.7 million, respectively, under this consulting contract.

Transactions with Medical Advisory Services

     The Company has entered into a software license agreement with Medical Advisory Services ("MAS") in which license fee revenues of approximately $800,000 were recognized during the nine months ended September 30, 2000. MAS is a publicly traded company and in March 2000, PRWW purchased common stock from MAS at the market price for $5.8 million.

Transactions with Scirex Corporation

     Scirex Corporation ("SC") is a customer of the Company. The Company recorded software and service revenues from SC totaling approximately $1.4 million in 1999 and $1.7 million for the nine months ended September 30, 2000. In March 2000, the Company issued a warrant to SC for business advisory services it provided to us (see Note 11). One of our directors is also a director of SC and our preferred stockholder (see Note 11) is an investor in SC.

Transactions with UM Holdings Ltd.

     Prior to PRWW's initial public offering in February 1997, PRWW was a wholly owned subsidiary of UM Holdings Ltd. ("UM"). The Company leased its primary operating facility from UM (see Note 9) in 1997 and 1998 and participated in UM's 401(k) profit sharing plan in 1997. The Company was charged $349,000 for rent under the facility lease for the years ended December 31, 1997 and 1998, and $47,000 for profit sharing plan contributions for the year ended December 31, 1997. The Company believes that all amounts charged by UM were reasonable. In 1997, the Company paid UM $485,000 for 1996 income taxes and $90,000 for estimated 1997 income taxes due under the tax sharing agreement between PRWW and UM.

8. STOCK OPTION PLANS:

     In June 2000, the Company adopted a stock option plan that provides for grants of incentive stock options and nonqualified stock options to directors, employees and other individuals who provide services to the Company. The plan authorizes the issuance of up to 2,000,000 shares of common stock. As of September 30, 2000, the Company had granted options to purchase 1,562,350 shares of common stock at a per share exercise price of $15.00. As of September 30, 2000, no options were exercisable and 437,650 options were available for future grants under the Company's plan.

     In August 1993, PRWW established a nonqualified stock option plan (the "1993 Plan") authorizing the grant of options to acquire up to 1,100,500 shares of the PRWW common stock. The options cover the purchase of common stock at exercise prices initially set at or above current fair value as determined by the Board of Directors. Options granted under the 1993 Plan became fully vested nine days after the Company's initial public offering and expire five years from the initial public offering date. No additional options may be granted under this plan.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

8. STOCK OPTION PLANS:  -- (Continued)


     In 1996, PRWW adopted a new stock option plan (the "1996 Plan") that authorized the grant of both incentive and non-qualified options to acquire up to 500,000 shares of the PRWW common stock. PRWW's Board of Directors determines the exercise price of the options under the 1996 Plan. The exercise price of incentive stock options may not be below fair value on the grant date. Incentive stock options under the 1996 Plan expire ten years from the grant date and are exercisable in accordance with vesting provisions set by the Board. In May 1999, the shareholders of PRWW approved an amendment to the 1996 Plan that increased the number of shares authorized to be granted to 1,100,000.



     Information with respect to outstanding options under PRWW's plans is as follows:


                                         Outstanding      Option Price
                                            Shares          Per Share
                                        -------------   ----------------
Balance, December 31, 1996 ..........       530,441     $ 2.27-17.00
   Granted ..........................       330,679       8.25-17.00
   Cancelled ........................        (9,500)     13.00-17.00
                                            -------     -------------
Balance, December 31, 1997 ..........       851,620       2.27-13.125
   Granted ..........................       252,675        3.75-9.00
   Exercised ........................      (279,120)            2.27
   Cancelled ........................      (151,675)      8.25-13.125
                                           --------     -------------
Balance, December 31, 1998 ..........       673,500       2.27-13.125
   Granted ..........................       181,500        5.50-9.38
   Exercised ........................      (172,632)       2.27-6.625
   Cancelled ........................      (134,745)      3.75-13.125
                                           --------     -------------
Balance, December 31, 1999 ..........       547,623       2.27-13.125
   Granted ..........................       314,500      10.00-16.25
   Exercised ........................       (80,535)      2.27-13.125
   Cancelled ........................       (35,096)      2.27-13.125
                                           --------     -------------
Balance, September 30, 2000 .........       746,492     $ 2.27-16.25
                                           ========     ==============

     As of September 30, 2000, 248,373 options with a weighted average exercise price of $9.33 per share were exercisable and 347,230 options were available for future grants under the 1996 Plan.

     The Company and PRWW account for their option grants under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and the related interpretations. In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation". SFAS No. 123 established a fair value based method of accounting for stock-based compensation plans. Had compensation cost for the stock option plans been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, the Company's net income (loss) and basic and diluted net income (loss) per share would have been adjusted to the following pro forma amounts:

                                                                                                   Nine Months
                                                                                                      Ended
                                                            Year Ended December 31,               September 30,
                                                 ----------------------------------------------  --------------
                                                       1997            1998           1999            2000
                                                 ----------------  -----------  ---------------  --------------
Net income (loss): ............................
   As reported ................................    $ (6,988,000)    $ 125,000     $ 4,839,000      $ (126,000)
   Pro forma ..................................      (7,099,000)      (25,000)      4,696,000        (635,000)
Basic and diluted net income (loss) per share:
   As reported ................................           (0.70)         0.01            0.48          (0.01)
   Pro forma ..................................           (0.71)         0.00            0.47          (0.06)

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

8. STOCK OPTION PLANS:  -- (Continued)


     The weighted average fair value per share of the PRWW options granted during 1997, 1998, 1999 and 2000 was estimated as $5.40, $2.12, $2.56 and
$4.79, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                        1997        1998        1999        2000
                                     ---------   ---------   ---------   ---------
Risk-free interest rate..........     6.1%        5.3%        5.7%        6.0%
Expected dividend yield..........     0.0%        0.0%        0.0%        0.0%
Expected life ....................  3 years     3 years     3 years     3 years
Expected volatility ..............   55.0%       55.0%       55.0%       55.0%

     The fair value per share of the Company options granted in 2000 was estimated as $3.58, based on a risk-free interest rate of 6.0%, an expected dividend yield of 0.0%, an expected life of 3 years, an expected volatility of 55.0% and the fair value per share of the Company's common stock of $11.00.

     The effects of applying SFAS No. 123 in the pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to options granted prior to 1995 and additional option grants are anticipated.


9. COMMITMENTS AND CONTINGENCIES:

Leases


     The Company leases office space and equipment under operating leases. During the years ended December 31, 1997 and 1998, the Company leased its primary operating facility from UM under a lease agreement executed in June 1996 that was to expire in September 2003 (see Note 7). The Company terminated the facility lease with UM, without penalty, on January 3, 1999 and moved into a new facility under a lease agreement that expires in August 2005. Rent expense for all operating leases for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000 was $708,000 $1,203,000, $1,579,000, $1,213,000 and $722,000, respectively. In connection with the sale of the domestic clinical research operations, PRWW entered into a sublease agreement with the buyer to lease approximately two-thirds of its primary operating facility through August 2005.

     In 2000, the Company entered into a lease for a new facility that it plans to occupy beginning January 1, 2001. The Company is currently in the process of identifying a sublease tenant for the old facility. Based on current market conditions and consultation with its real estate agent, the Company believes it will be able to sublease the entire facility at equivalent rates beginning on April 1, 2001. Therefore, the Company has accrued three months of lease payments as of September 30, 2000.

     Future minimum lease payments, contracted sublease income and estimated sublease income as of September 30, 2000 are as follows:

                                                                     Estimated
                                         Gross         Sublease      Sublease
                                      Obligation        Income        Income
                                     ------------   -------------   ----------
     2001 ........................  $ 2,559,000      $  686,000     $  282,000
     2002 ........................    2,568,000         695,000        338,000
     2003 ........................    2,568,000         695,000        338,000
     2004 ........................    2,469,000         695,000        338,000
     2005 and thereafter .........    7,351,000         464,000        451,000
                                    -----------      ----------     ----------
                                    $17,515,000      $3,235,000     $1,747,000
                                    ===========      ==========     ==========

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

9. COMMITMENTS AND CONTINGENCIES:  -- (Continued)

Royalties


     In 1997, the Company entered into a development agreement, as amended, that provides for royalty-based payments on two of the Company's software products. The agreement provides for a 5% royalty on certain net license revenues during a three-year period, not to exceed total royalties of $775,000. During 1999 and the nine months ended September 30, 2000, the Company charged $131,000 and $107,000, respectively, to expense under this agreement.


Agreements with Management


     PRWW has entered into an employment agreement with its Chief Executive Officer, who is the Company's Chairman, for a one-year period that commenced in September 1999. Either PRWW or the Chairman may terminate the employment agreement at any time, with or without cause. However, if PRWW terminates the employment agreement without cause, PRWW must continue to pay the Chairman's salary for a one-year period subsequent to the termination. In 2000, the Company entered into a consulting agreement with the Chairman that relates to the Chairman's capacity as a medical doctor and cardiologist and, among other things, requires the Chairman to serve as the Company's medical director and chief science officer, in addition to providing medical interpretations of diagnostic tests from time to time, as required. Compensation under the consulting agreement is $156,000 per year.


     The Company entered into employment agreements with certain of its executive officers. Either the Company or the employee may terminate the employment agreement(s) at any time, with or without cause. However, if the Company terminates the employment agreement(s) without cause, the Company must continue to pay certain salaries for up to a one-year period subsequent to termination.

Litigation

     The Company is involved in legal proceedings from time to time in the ordinary course of its business. Management believes that none of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

10. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION:

     The Company's operating segments are strategic business units that offer different products and services to a common client base. The Company's products and services are provided both in the United States and internationally through two reportable business segments. Clinical Operations, which includes clinical research support services, clinical trial management services and clinical data management services; and Technology Operations, which includes software sales and support and consulting services.

     During 1997 and 1998, no single client accounted for more than 10% of a segment's net revenues. In 1999, one client accounted for 15.5% of Clinical Operations net revenues and three clients accounted for 25.9%, 19.1% and 11.7%, respectively, of Technology Operations net revenues.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

10. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION:  -- (Continued)


     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates performance based on the net revenues and operating earnings performance of the respective business segments.

                                                                    Year Ended December 31, 1997
                                                 -------------------------------------------------------------------
                                                     Clinical
                                                    Operations        Technology         Other            Total
                                                 ---------------   ---------------   ------------   ----------------
License revenues .............................    $         --      $    210,000     $      --       $     210,000
Service revenues .............................       6,900,000           585,000                         7,485,000
CRO operations revenues ......................       4,415,000                --     2,053,000           6,468,000
                                                  ------------      ------------     ----------      -------------
Net revenues from external customers .........      11,315,000           795,000     2,053,000          14,163,000
Loss from operations .........................      (2,525,000)       (8,311,000)     (682,000)        (11,518,000)
Identifiable assets ..........................       6,263,000         3,573,000     5,175,000          15,011,000
Depreciation and amortization ................         547,000            75,000        87,000             709,000
Capital expenditures .........................       1,437,000            30,000        42,000           1,509,000

                                                                 Year Ended December 31, 1998
                                                 -------------------------------------------------------------
                                                     Clinical
                                                    Operations      Technology        Other          Total
                                                 ---------------   ------------   ------------   -------------
License revenues .............................    $         --     $5,142,000     $      --      $5,142,000
Service revenues .............................       9,823,000      4,788,000            --      14,611,000
CRO operations revenues ......................      11,865,000             --       189,000      12,054,000
                                                  ------------     ----------     ---------      ----------
Net revenues from external customers .........      21,688,000      9,930,000       189,000      31,807,000
Income (loss) from operations ................      (1,565,000)     1,689,000        65,000         189,000
Identifiable assets ..........................      14,189,000      4,588,000     3,776,000      22,553,000
Depreciation and amortization ................       1,097,000        509,000            --       1,606,000
Capital expenditures .........................       2,864,000        488,000            --       3,352,000

                                                                 Year Ended December 31, 1999
                                                 -------------------------------------------------------------
                                                    Clinical
                                                   Operations       Technology        Other          Total
                                                 --------------   -------------   ------------   -------------
License revenues .............................    $        --     $4,381,000      $      --      $4,381,000
Service revenues .............................     14,013,000      7,681,000             --      21,694,000
CRO operations revenues ......................     16,710,000             --             --      16,710,000
                                                  -----------     ----------      ---------      ----------
Net revenues from external customers .........     30,723,000     12,062,000             --      42,785,000
Income (loss) from operations ................       (755,000)     3,970,000             --       3,215,000
Identifiable assets ..........................      5,318,000      4,884,000      3,123,000      13,325,000
Depreciation and amortization ................      1,585,000        582,000             --       2,167,000
Capital expenditures .........................      1,654,000        663,000             --       2,317,000

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

10. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION:  -- (Continued)


                                                            Nine Months Ended September 30, 1999
                                                 -----------------------------------------------------------
                                                    Clinical
                                                   Operations     Technology        Other          Total
                                                 -------------   ------------   ------------   -------------
License revenues .............................   $       --      $2,702,000     $      --      $2,702,000
Service revenues .............................   10,624,000       5,622,000            --      16,246,000
CRO operations revenues ......................   13,010,000              --            --      13,010,000
                                                 ----------      ----------     ---------      ----------
Net revenues from external customers .........   23,634,000       8,324,000            --      31,958,000
Income from operations .......................      609,000       1,475,000            --       2,084,000
Identifiable assets ..........................   14,763,000       3,912,000     2,931,000      21,606,000
Depreciation and amortization ................    1,212,000         446,000            --       1,658,000
Capital expenditures .........................    1,227,000         492,000            --       1,719,000

                                                              Nine Months Ended September 30, 2000
                                                 ---------------------------------------------------------------
                                                    Clinical
                                                   Operations       Technology         Other           Total
                                                 -------------   ---------------   -------------   -------------
License revenues .............................   $       --       $  3,948,000     $       --      $3,948,000
Service revenues .............................   11,073,000          6,192,000             --      17,265,000
                                                 ----------       ------------     ----------      -----------
Net revenues from external customers .........   11,073,000         10,140,000             --      21,213,000
Income (loss) from operations ................      771,000         (1,276,000)            --        (505,000)
Identifiable assets ..........................    8,462,000          5,367,000     10,229,000      24,058,000
Depreciation and amortization ................      569,000            758,000             --       1,327,000
Capital expenditures .........................    1,935,000            358,000             --       2,293,000

     The Company operates on a worldwide basis with two locations in the United States and two locations in the United Kingdom.

     Geographic information is as follows:

                                                             Year Ended December 31, 1997
                                                 -----------------------------------------------------
                                                       North
                                                      America            Europe             Total
                                                 ----------------   ---------------   ----------------
License revenues .............................    $     210,000      $         --      $     210,000
Service revenues .............................        6,510,000           975,000          7,485,000
CRO operations revenues ......................        6,468,000                --          6,468,000
                                                  -------------      ------------      -------------
Net revenues from external customers .........       13,188,000           975,000         14,163,000
Loss from operations .........................      (10,218,000)       (1,300,000)       (11,518,000)
Identifiable assets ..........................       14,463,000           548,000         15,011,000

                                                          Year Ended December 31, 1998
                                                 -----------------------------------------------
                                                     North
                                                    America           Europe           Total
                                                 -------------   ---------------   -------------
License revenues .............................   $4,094,000       $  1,048,000     $5,142,000
Service revenues .............................   11,658,000          2,953,000     14,611,000
CRO operations revenues ......................   11,435,000            619,000     12,054,000
                                                 ----------       ------------     ----------
Net revenues from external customers .........   27,187,000          4,620,000     31,807,000
Income (loss) from operations ................    2,037,000         (1,848,000)       189,000
Identifiable assets ..........................   20,414,000          2,139,000     22,553,000

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)


                                                         Year Ended December 31, 1999
                                                 --------------------------------------------
                                                     North
                                                    America         Europe          Total
                                                 -------------   ------------   -------------
License revenues .............................   $4,381,000      $     --       $4,381,000
Service revenues .............................   17,004,000      4,690,000      21,694,000
CRO operations revenues ......................   15,993,000        717,000      16,710,000
                                                 ----------      ---------      ----------
Net revenues from external customers .........   37,378,000      5,407,000      42,785,000
Income (loss) from operations ................    3,808,000       (593,000)      3,215,000
Identifiable assets ..........................   12,924,000        401,000      13,325,000

                                                     Nine Months Ended September 30, 1999
                                                 --------------------------------------------
                                                     North
                                                    America         Europe          Total
                                                 -------------   ------------   -------------
License revenues .............................   $2,702,000      $       0      $2,702,000
Service revenues .............................   12,734,000      3,512,000      16,246,000
CRO operations revenues ......................   13,010,000              0      13,010,000
                                                 ----------      ---------      ----------
Net revenues from external customers .........   28,446,000      3,512,000      31,958,000
Income (loss) from operations ................    2,410,000       (326,000)      2,084,000
Identifiable assets ..........................   20,456,000      1,150,000      21,606,000

                                                      Nine Months Ended September 30, 2000
                                                 ----------------------------------------------
                                                      North
                                                     America          Europe          Total
                                                 ---------------   ------------   -------------
License revenues .............................    $  3,654,000     $ 294,000      $3,948,000
Service revenues .............................      13,355,000     3,910,000      17,265,000
                                                  ------------     ---------      ----------
Net revenues from external customers .........      17,009,000     4,204,000      21,213,000
Income (loss) from operations ................      (1,203,000)      698,000        (505,000)
Identifiable assets ..........................      22,695,000     1,363,000      24,058,000

11. SALE OF PREFERRED STOCK AND ISSUANCE OF COMMON STOCK WARRANTS:

     On March 24, 2000, the Company sold 95,000 shares of preferred stock and agreed to issue a warrant to purchase 2.5% of the Company's outstanding common stock, as defined, for an aggregate of $9.5 million. The preferred stock is automatically convertible into Company common stock upon an initial public offering with proceeds of at least $25 million at the initial public offering price per share less the underwriting discounts and commissions. If the Company does not complete an initial public offering before March 24, 2001, the holder of the preferred stock has the right to require PRWW to purchase the preferred stock for a price equal to the holder's original purchase price, with the purchase price being paid at PRWW's option in cash or shares of PRWW common stock at the then market price, as defined. The preferred stockholder receives a 7% dividend, payable on March 24, 2001. The Company has accrued dividends payable on the preferred of $335,000 as of September 30, 2000. The warrant is issuable concurrent with an initial public offering and is exercisable for a two-year period at 200% of the initial public offering price per share less the underwriting discounts and commissions. The Company also issued a warrant to a customer (see Note 7) to purchase the number of shares of common stock equal to $1.0 million divided by the initial public offering price per share. The warrant is exercisable for a two-year period following the initial public offering at a per share exercise price equal to the initial public offering price per share. The warrant was issued in consideration of advisory services provided by the customer with respect to the customer's relationship with the purchaser of the preferred stock.

                   eRESEARCHTECHNOLOGY, INC. AND SUBSIDIARY

                    (Information for the nine months ended
                       September 30, 1999 is unaudited)

11. SALE OF PREFERRED STOCK AND ISSUANCE OF COMMON
    STOCK WARRANTS:  -- (Continued)


     The value of the beneficial conversion feature of the preferred stock of $715,000 and the value of the warrant issued to the preferred stockholder of $618,000 will be recorded as a charge against net income available to common stockholders upon the closing of the Company's initial public offering. The value of the warrant issued for advisory services of $345,000 will be recorded as a charge against operations upon the closing of the Company's initial public offering. The warrant values have been estimated using the Black-Scholes option pricing model and the following assumptions: volatility of 55%, risk-free interest rate of 6%, fair market value of a share of common stock equal to the initial public offering price of $11.00 and a term of two years.

     The accompanying balance sheet presents the Company's stockholders' equity on a pro forma basis to reflect the automatic conversion of the preferred stock, the warrant issuances and the charges the Company will record in connection with the beneficial conversion feature of the preferred stock and the value of the warrants.

12. RESTATEMENT OF CERTIFICATE OF INCORPORATION:

     On March 23, 2000 the Company's certificate of incorporation was restated to authorize 10,000,000 shares of no par value preferred stock and 50,000,000 shares of $.01 par value common stock. In addition, on July 28, 2000, the Company effected a 10,000-for-1 split of its common stock.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To DLB Systems, Inc.:

We have audited the accompanying statements of operations and cash flows of DLB Systems, Inc. (a Delaware corporation) for the ten months ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of DLB Systems, Inc. for the ten months ended October 31, 1997, in conformity with accounting principles generally accepted in the United States.


                                          ARTHUR ANDERSEN LLP

Philadelphia, PA
March 24, 2000

                               DLB SYSTEMS, INC.

                            STATEMENT OF OPERATIONS

                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1997


Net revenue:
   License fees .....................................................    $  1,483,220
   Software maintenance and support .................................       2,275,489
   Consulting and training services .................................         946,017
                                                                         ------------
      Net revenue ...................................................       4,704,726
Cost of revenue .....................................................       1,276,857
                                                                         ------------
      Gross margin ..................................................       3,427,869
                                                                         ------------
Operating expenses:
   Selling and marketing ............................................       1,366,311
   Research and development .........................................       2,231,263
   General and administrative .......................................       1,618,969
                                                                         ------------
      Total operating expenses ......................................       5,216,543
                                                                         ------------
      Operating loss ................................................      (1,788,674)
Interest expense, net ...............................................        (290,491)
                                                                         ------------
Net loss ............................................................      (2,079,165)
Preferred dividends .................................................        (250,000)
                                                                         ------------
Net loss to common shareholders .....................................    $ (2,329,165)
                                                                         ============
Basic and diluted net loss per common share .........................    $     (11.65)
                                                                         ============
Shares used to compute basic and diluted net loss per share .........         200,000
                                                                         ============

         The accompanying notes are an integral part of this statement.

                               DLB SYSTEMS, INC.

                            STATEMENT OF CASH FLOWS

                   FOR THE TEN MONTHS ENDED OCTOBER 31, 1997



Cash flows from operating activities:
 Net loss ...................................................................     $  (2,079,165)
 Adjustments to reconcile net loss to net cash used in operating activities--
   Depreciation and amortization ............................................           195,933
   Provision for losses on accounts receivable ..............................            50,000
   Loss of disposals of fixed assets ........................................             2,171
   Changes in operating assets and liabilities:
    Accounts receivable .....................................................         1,080,430
    Prepaid expenses and other current assets ...............................            10,137
    Other assets ............................................................            41,074
    Accounts payable ........................................................           197,321
    Accrued expenses ........................................................           (61,074)
    Deferred revenue ........................................................          (161,816)
                                                                                  -------------
         Net cash used in operating activities ..............................          (724,989)
                                                                                  -------------
Cash flows from investing activities:
 Purchases of fixed assets ..................................................           (71,860)
                                                                                  -------------
Cash flows from financing activities:
 Payments of capital lease obligations ......................................           (18,967)
 Proceeds from financing arrangements .......................................         1,818,789
 Payments of principal on financing arrangements ............................        (1,647,287)
 Proceeds from issuance of Series B redeemable cumulative preferred stock ...         1,000,000
                                                                                  -------------
         Net cash provided by financing activities ..........................         1,152,535
                                                                                  -------------
Net increase in cash ........................................................           355,686
Cash at beginning of period .................................................            29,002
                                                                                  -------------
Cash at end of period .......................................................     $     384,688
                                                                                  =============
Supplemental information:
 Cash paid for interest .....................................................     $     290,491
                                                                                  =============
Supplemental noncash financing activities:
 Accrual of preferred stock dividend ........................................     $     250,000
                                                                                  =============


         The accompanying notes are an integral part of this statement.

                               DLB SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               OCTOBER 31, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Organization and Operations

     DLB Systems, Inc. (DLB or the Company) was incorporated in Delaware on July 31, 1995 to continue to conduct certain business operations formerly conducted by DLB Systems, Inc., a New Jersey corporation (DLB-NJ). DLB-NJ was founded in 1992 as a wholly-owned subsidiary of DLB Systems, Ltd. (DLB-Ltd.), a U.K.-based company. On August 1, 1995, substantially all of the assets and liabilities of DLB-NJ were transferred to the Company under an asset purchase agreement among DLB, DLB-NJ and DLB-Ltd. (the Agreement). The assets and liabilities transferred to the Company had a negative net book value of $(2,911,784). The transfer has been accounted for at historical book values without any purchase accounting adjustments due to the common shareholders of DLB and DLB-NJ.

     The principal activities of the Company are the development and licensing of computer software products and associated services to the pharmaceutical industry to assist with clinical research and development and regulatory compliance.


Revenue Recognition

     Revenue is derived primarily from one-time software license fees, software maintenance and support contracts and consulting and training services. DLB recognizes revenue from software license transactions at the date of delivery or upon customer acceptance, as appropriate. Revenue from software maintenance and continuing support contracts is recognized on a straight-line basis over the period in which the software maintenance and continuing support is provided. Revenue from consulting and training services is recognized when services are performed.


Income Taxes

     The asset and liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires recognition of deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

     Differences between pre-tax book losses and taxable losses are generated mainly from certain nondeductible permanent differences and temporary differences such as accelerated methods of calculating tax depreciation. At October 31, 1997, the Company had net Federal and state net operating losses available for carryforward of approximately $8,000,000 and $6,000,000, respectively, expiring through the years 2011 and 2003, respectively.


Research and Development and Software Development Costs

     Research and development costs are charged to expense when incurred. Costs incurred in the research and development of new software products and enhancements to existing software products are also expensed as incurred until the technological feasibility of the product or enhancement has been established. After technological feasibility has been established and prior to product release, any additional development costs are capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed," and are included in the balance sheet. However, to date, software development costs on DLB products, after achieving technological feasibility, have been immaterial.

                               DLB SYSTEMS, INC.

                               OCTOBER 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  -- (Continued)

Stock-based Employee Compensation

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS No. 123) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB No. 25 and provide pro forma net earnings disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and the pro forma disclosure required by SFAS No. 123 is not material to the Company and, therefore, has not been presented.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. LEASE COMMITMENTS:

     At October 31, 1997, the Company is obligated to pay $7,220 under operating leases, which expire through 1998 for office space and equipment. Rental expense for operating leases during the ten months ended October 31, 1997 was $196,106.

3. CONCENTRATION OF CREDIT RISK:

     During the ten months ended October 31, 1997, one customer accounted for approximately 11% of net revenue. Substantially all sales are made to customers who are in the pharmaceutical industry. The Company performs periodic credit evaluations of its customers' financial condition and frequently does not require collateral.

4. RELATED-PARTY TRANSACTIONS:

     DLB, DLB-NJ and DLB-Ltd. entered into a consulting agreement, which provides for the payment of support service fees by DLB. These fees cover the consulting and related costs of specified employees of DLB-NJ including two directors of the Company. During the ten months ended October 31, 1997, DLB paid $1,173,250 and $407,546, respectively in support service fees to DLB-Ltd. and DLB-NJ.

     DLB and its preferred stockholder entered into an Administrative Services Agreement whereby the preferred stockholder will provide the Company with certain administrative support services, as defined in the Administrative Services Agreement, for which the preferred stockholder shall be paid an annual fee equal to 1/2% of the Company's gross revenues. The Administrative Services Agreement shall automatically continue on an annual basis, subject to termination on the final day of any succeeding calendar year by delivery of 90 days' notice by either party prior to the termination date.

5. RETIREMENT SAVINGS PLAN:

     The Company maintains a 401(k) retirement savings plan (the 401(k) Plan). The Company administers the 401(k) Plan at its own expense and provides no match to employee contributions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                4,000,000 Shares




                                     [LOGO]


                                  Common Stock



                        -------------------------------

                                   PROSPECTUS

                       -------------------------------

                                   SG Cowen

                          Prudential Vector Healthcare
                        a unit of Prudential Securities


                                        , 2000


In making your investment decision relating to the shares offered hereby, you should rely on the information contained in this prospectus and not on any other information. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.



Until _____________, 2000 all dealers selling shares of the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    Part II

                    Information Not Required in Prospectus



Registration fee .............................................    $   19,800
National Association of Securities Dealers, Inc. fee .........         8,000
Nasdaq National Market listing fee ...........................        95,000
Printing and engraving expenses ..............................       125,000*
Legal fees and expenses ......................................       400,000*
Accountants' fees and expenses ...............................       400,000*
Blue sky fees and expenses ...................................         6,000*
Transfer agent and registrar fees and expenses ...............        15,000*
Miscellaneous ................................................        31,200*
                                                                  ----------
  Total ......................................................    $1,100,000
                                                                  ==========

------------
*Estimated.


Item 14. Indemnification of Directors and Officers.

     The Company's Bylaws provide for the maximum indemnification of our directors and officers as Delaware law permits. Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgement, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by reason of the fact that he is or was acting in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

     Section 145 further provides: that a Delaware corporation is required to indemnify a present or former director or officer against expenses (including attorneys' fees) actually and reasonably incurred by him in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein as to which such person has been successful on the merits or otherwise; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination is to be made (i) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

     Article Sixth of the Company's Restated Certificate of Incorporation limits the liability of the Company's directors to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented. Section 102(b)(7) permits the certificate of incorporation of a Delaware corporation to include a provision eliminating or limiting the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director; provided, however, that the provision may not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) the unlawful payment of dividends or unlawful purchase or redemption of stock under Section 174 of the General Corporation Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit.

     The Company's directors and officers are covered under liability insurance policies with coverage in the amount of $10 million that PRWW, Ltd. has purchased. The Company intends to purchase and maintain its own directors' and officers' liability insurance policies.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.


     On January 1, 2000, in reliance upon the exemption contained in Section 4(2) of the Securities Act, the Company issued 1,000 shares of common stock to PRWW, Ltd. in exchange for all of the assets and business of that corporation's technology and operating business.

     On March 24, 2000, in reliance upon the exemption contained in Section 4(2) of the Securities Act, the Company sold 95,000 shares of its series A convertible preferred stock and agreed to issue a common stock warrant to Communicade Inc. for $9.5 million. The warrant will entitle Communicade to purchase a number of shares of common stock equal to 2.5% of the then-outstanding shares of common stock, at an exercise price per share equal to 200% of the initial public offering price per share less the underwriting discounts and commissions.


     On March 27, 2000, in reliance upon the exemption contained in Section 4(2) of the Securities Act, the Company issued a warrant to purchase shares of common stock to Scirex Corporation. The warrant entitles Scirex to purchase a number of shares of common equal to $1 million divided by the initial public offering price per share, at an exercise price per share equal to the initial public offering price per share.

     On June 13, 2000, July 18, 2000 and September 25, 2000, in reliance upon the exemptions contained in Section 4(2) or Rule 701 promulgated under the Securities Act, the Company granted options to employees and directors to purchase an aggregate of 1,602,750 shares of the Company's common stock under the Company's 2000 Stock Option Plan. Options for 7,200 shares of the Company's common stock were forfeited subsequent to grant prior to October 31, 2000. All of the options have an exercise price of $15.00 per share.

Item 16. Exhibits and Financial Statement Schedules.


     (a) Exhibits


   Exhibit
     No.
-------------             Exhibit
   1.1         Form of Underwriting Agreement.
   3.1         Restated Certificate of Incorporation of the Company, as amended.
   3.2**       Amended and Restated Bylaws of the Company.
   4.1         Form of the Company's Common Stock certificate.
   5.1         Opinion of Duane, Morris & Heckscher LLP.
  10.1*        Management Consulting Agreement effective as of January 1, 2000 between Joel Morganroth, M.D.,
               P.C. and the Company.
  10.2*        Management Employment Agreement effective as of January 1, 2000 between Joseph A. Esposito and the Company.
  10.3*        Management Employment Agreement effective as of January 1, 2000 between Bruce Johnson and the
               Company.
  10.4*        Management Employment Agreement effective as of January 1, 2000 between Vincent Renz and the
               Company.
  10.5***      Management Employment Agreement effective as of January 1, 2000 between Robert Brown and the
               Company, as amended.
  10.6**       Voting Agreement dated as of March 24, 2000 between PRWW, Ltd. and the Company.
  10.7**       Tax Sharing Agreement effective as of January 1, 2000 between PRWW, Ltd. and the Company.
  10.8         Services and Support Agreement effective as of January 1, 2000 between PRWW, Ltd. and the
               Company, as amended by Supplement to Services and Support Agreement dated April 17, 2000.
  10.9**       Sublease Agreement dated June 25, 1998 between Raytheon Engineers & Constructors, Inc. and the
               Company (as successor by assignment).
 10.10         Lease Agreement dated August 18, 2000 between Advance/GLB 2 L.L.C. and the Company.
 10.11**       Lease Agreement effective October 1, 1999 between CAEC Howard (Arkwright) Limited and the
               Company (as successor by assignment).
 10.12**       Marketing Service Agreement dated March, 1999 between the Company (as successor by assignment)
               and AmericasDoctor.com, Inc.
 10.13**       Master Software License Agreement dated as of July 31, 1999 between the Company (as successor by assignment) and Breast Cancer International Research Group Limited.
 10.14**       Professional Services Agreement dated as of July 31, 1999 between the Company (as successor by assignment) and Breast Cancer International Research Group Limited.
 10.15**       Series A Preferred Stock Purchase Agreement dated as of March 24, 2000 between the Company,
               PRWW, Ltd. and Communicade Inc.
 10.16**       Investor Rights Agreement dated as of March 24, 2000 between the Company, PRWW, Ltd. and
               Communicade Inc.
 10.17**       Form of Warrant to be issued by the Company in favor of Communicade Inc.
 10.18**       Warrant dated March 27, 2000 by the Company in favor of Scirex Corporation.

    Exhibit
      No.
---------------             Exhibit
10.19***         2000 Stock Option Plan.
10.20***         Management Employment Agreement effective as of July 5, 2000 between Jeffrey Litwin, M.D. and the Company, as amended.
11.1             Intentionally Omitted.
21.1**           List of Subsidiaries of the Registrant.
23.1             Consent of Arthur Andersen LLP.
24.1**           Powers of Attorneys of certain signatories.
27.1             Financial Data Schedule -- eResearchTechnology, Inc.
27.2             Financial Data Schedule -- DLB Systems.

------------
  * Previously filed; management contract or compensatory plan or arrangement.

 ** Previously filed.

*** Management contract or compensatory plan or agreement.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania on November 3, 2000.

                                       eRESEARCHTECHNOLOGY, INC.


                                       By: /s/ Joseph A. Esposito
                                       ---------------------------
                                           Joseph A. Esposito, President and
                                           Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



           Signature                                 Title                             Date
------------------------------   --------------------------------------------   -----------------
/s/ Joseph A. Esposito           President, Chief Executive Officer and         November 3, 2000
---------------------------      Director (principal executive officer)
Joseph A. Esposito

               *                 Chairman and Director                          November 3, 2000
---------------------------
Joel Morganroth, M.D.


               *                 Senior Vice President and Chief Financial      November 3, 2000
---------------------------      Officer (principal financial and accounting
Bruce Johnson                    officer)


               *                 Director                                       November 3, 2000
---------------------------
Sheldon M. Bonovitz

               *                 Director                                       November 3, 2000
---------------------------
Thomas L. Harrison

               *                 Director                                       November 3, 2000
---------------------------
Howard D. Ross

               *                 Director                                       November 3, 2000
---------------------------
John M. Ryan

*By: /s/ Joseph A. Esposito
    -----------------------
    Joseph A. Esposito
    Attorney-in-Fact


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To eResearchTechnology, Inc.:


We have audited in accordance with generally accepted auditing standards, the financial statements of eResearchTechnology, Inc. included in this registration statement and have issued our report thereon dated October 27, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following schedule is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.




                                              ARTHUR ANDERSEN LLP




Philadelphia, PA
October 27, 2000

                                  SCHEDULE II

                           eRESEARCHTECHNOLOGY, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                        Allowance for Doubtful Accounts





                           Balance                                                     Balance
                        Beginning of     Charges to      Deductions                      End
                           Period          Expense      from Reserve      Other       of Period
                       --------------   ------------   --------------   ---------   -------------
September 30, 2000        $425,000        $638,000        $ 34,000       $    --     $1,029,000
December 31, 1999          243,000         399,000         217,000            --        425,000
December 31, 1998          178,000              --              --        65,000        243,000
December 31, 1997          140,000              --           3,000        41,000        178,000

                                 EXHIBIT INDEX

                   (Pursuant to Item 601 of Regulation S-K)






 Exhibit
   No.      Exhibit
   ---      -------
  1.1       Form of Underwriting Agreement.
  3.1       Restated Certificate of Incorporation of the Company, as amended.
  4.1       Form of the Company's Common Stock certificate.
  5.1       Opinion of Duane, Morris & Heckscher LLP.
 10.5*      Management Employment Agreement effective as of January 1, 2000 between Robert Brown and the
            Company, as amended.
 10.8       Services and Support Agreement effective as of January 1, 2000 between PRWW, Ltd. and the
            Company, as amended by Supplement to Services and Support Agreement dated April 17, 2000.
10.10       Lease Agreement dated August 18, 2000 between Advance/GLB 2 L.L.C. and the Company.
10.19*      2000 Stock Option Plan.
10.20*      Management Employment Agreement effective as of July 5, 2000 between Jeffrey Litwin, M.D. and the Company, as amended.
 23.1       Consent of Arthur Andersen LLP.
 27.1       Financial Data Schedule -- eResearchTechnology, Inc.
 27.2       Financial Data Schedule -- DLB Systems.


------------
* Management contract or compensatory plan or agreement.